Nasdaq

2024 Proxy Statement

April 26, 2024

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Dear Fellow Shareholders,

Despite heightened complexity and the persistent unpredictability over the last few years, the Nasdaq team continued to execute with precision across our entire business, delivering another successful year of outstanding accomplishments. The following 2023 highlights reflect the strength and resilience of our business, as well as our calculated investments to drive the future, and—importantly—our relentless focus on expanding our capabilities and generating value for you.

Strategic and Financial Highlights

- Completed the transformative acquisition of Adenza, a provider of mission-critical risk management, regulatory reporting, and capital markets software to the financial services industry, on November 1, 2023.

- Delivered record net revenues[1] of $3.9 billion, including crossing the $1 billion mark in net revenues for the first time in a single quarter, achieving revenues of $1.1 billion in the fourth quarter.

- Returned over $700 million to our shareholders through quarterly dividends and share repurchases.

- Achieved a breakthrough year in moving Verafin upmarket, signing three Tier 1 banks and four Tier 2 banks during the year, while continuing to expand our footprint across small to medium-sized banks, resulting in 237 overall new clients added in 2023.

- Generated $31 billion in net inflows to exchange traded products tracking Nasdaq indices, ending the year with $473 billion in assets under management.

- Accelerated our efforts to modernize markets with the successful migration of our second U.S. options market to the Amazon Web Services cloud infrastructure.

- Maintained U.S. listings leadership, marking Nasdaq's fifth consecutive year as the leading U.S. listing exchange in terms of both number of IPOs and proceeds raised. In total, we were pleased to welcome 103 U.S. operating company IPOs that raised more than $11 billion in proceeds.

Enhanced Value Creation

Nasdaq's acquisition of Adenza is an important strategic milestone, further advancing Nasdaq's transformation towards becoming the trusted fabric of the world's financial system. The Board carefully evaluated the benefits of the transaction, which was Nasdaq's largest ever acquisition, and unanimously concluded that Adenza's leading risk management and regulatory solutions would strengthen Nasdaq's range of product and service offerings, deepen and expand client relationships, and create long-term value for our shareholders. The Board recognizes the importance of successfully integrating Adenza and is fully committed to the oversight of Nasdaq's progress in expanding its growth opportunities, unlocking synergies, and reducing operating leverage.

> Nasdaq's acquisition of Adenza is an important strategic milestone, further advancing Nasdaq's transformation towards becoming the trusted fabric of the world's financial system.

---

1   Represents revenues less transaction-based expenses.

Board Refreshment

To ensure our effective oversight, we continuously seek new and fresh perspectives on the Board. We strive to align the right combination of backgrounds and skill sets with the expertise necessary to guide the Company into the future. In June 2023, we welcomed Jeffery W. Yabuki, former CEO of Fiserv, a world-leading enterprise software company serving the global banking and payment systems. We are benefiting tremendously from his years of experience and deep expertise as an enterprise software executive in the financial sector. In connection with the Adenza transaction, we were excited to welcome Holden Spaht, Managing Partner at Thoma Bravo, to the Board in November 2023. Mr. Spaht brings vast technology and software company experience and his perspective as both a large shareholder of Nasdaq and as a fintech-focused private equity investor is invaluable.

In this Proxy Statement, you will also see that Steven D. Black has decided not to stand for re-election. We thank Mr. Black, a valued friend and colleague, for his remarkable 13 years of service on our Board. We are grateful for his commitment, counsel, and contributions throughout his many roles, most recently as Chair of the Management Compensation Committee and as a member of the Nominating & ESG Committee.

We are pleased to announce the nomination of Kathryn A. Koch to join our Board. Ms. Koch is the President and CEO of TCW, a leading global asset management firm. Her extensive background in investment management, capital markets, and client relationships adds an optimal combination of leadership capabilities and skills vital to the future of Nasdaq.

Risk Oversight and Strategic Resilience

Under the leadership of the Audit & Risk Committee, the Board remained focused on its oversight of Nasdaq's risk framework as a vital component of ensuring the long-term viability of Nasdaq's business operations. In 2023, the Audit & Risk Committee monitored risks associated with the evolving cybersecurity threat landscape and developing technologies, including artificial intelligence, which has the potential to transform our industry. We believe our continued success, and our ability to secure a future of resilient growth, lie in the Company's ability to protect itself from an ever-evolving threat landscape while simultaneously embracing the newest technologies to fuel our growth.

Rewriting Tomorrow

True resilience depends on our ability to anticipate change, question today, and rewrite tomorrow. Disruption is part of Nasdaq's DNA. We have dared to ask big questions, and we will continue to do so. Can markets be more accessible? Can we empower investors to invest in tomorrow's economy? Can we bring innovation to solve regulatory challenges? Can we stop financial crime before it happens? Can we change the world?

The independent directors unanimously share in our Chair and CEO Adena T. Friedman's vision, optimism, and pursuit of building—*rewriting*—a better future. We are confident and incredibly motivated by what lies ahead.

Thank you for your investment and trust in Nasdaq and for the opportunity to serve as your Board.

Adena T. Friedman	Michael R. Splinter	
Chair and CEO	*Lead Independent Director*	

Melissa M. Arnoldi	Thomas A. Kloet	Toni Townes-Whitley
Charlene T. Begley	Holden Spaht	Jeffery W. Yabuki
Steven D. Black	Johan Torgeby	Alfred W. Zollar
Essa Kazim		

> The independent directors unanimously share in our Chair and CEO Adena T. Friedman's vision, optimism, and pursuit of building—*rewriting*—a better future.



$3.9B

in net revenues

▲ 9% YoY
or 5% organically

Dear Shareholders,

Nasdaq achieved strong operational performance in 2023 as we continued to execute on our strategic pivot to become the trusted fabric of the world's financial system. This journey, which we embarked on in 2017, has enabled Nasdaq to become a scaled technology partner to the world's financial system, providing mission-critical capabilities to help solve our clients' most pressing and complex challenges. In 2023, Nasdaq was defined by significant strategic milestones, headlined by our acquisition of Adenza in November, a truly transformative transaction for our Company.

Importantly, we completed the acquisition of Adenza while simultaneously maintaining our exceptional financial profile and delivering broad-based growth across our business. Today, Nasdaq is a financial technology powerhouse with world-leading platforms that enhance the liquidity, transparency, and integrity of the world's economy. On behalf of the entire Nasdaq team, I am excited to share how we plan to continue to execute on our strategy to deliver our next phase of scalable, profitable, and durable growth for our clients and shareholders.

> Today, Nasdaq is a financial technology powerhouse with world-leading platforms that enhance the liquidity, transparency, and integrity of the world's economy.

Evolving Our Divisional Structure

We have evolved our divisional structure to align our business more closely to our clients' needs and the megatrends that are shaping our industry. This structure segments Nasdaq's businesses into three divisions and formalizes our focus on the foundational pillars of the global financial ecosystem: liquidity, transparency, and integrity.

- The Capital Access Platforms division supports our transparency pillar, expanding connections between the corporate and investor communities to reduce complexity and drive strategic investments. Our world-leading listing venue and our innovative solutions create more seamless access to capital and investment strategies by providing objective data and analytics, as well as growth-oriented index products that focus on the future of the world's economy.

- The Financial Technology division advances our liquidity and integrity pillars. These businesses power our efforts to drive the modernization of markets, build advanced risk management and regulatory reporting capabilities, and protect the world's financial transactions with advanced anti-financial crime solutions, all in the effort to strengthen and reinforce trust in the global financial system.

- The Market Services division focuses on our liquidity pillar. Through our foundational trading exchanges, we continue to deliver demand-driven innovations that ensure our financial markets are global engines for liquidity.

With our divisional structure and focus on these three foundational pillars solidified, our acquisition of Adenza bolsters our technology platform and positions us as an even more comprehensive partner to banks, brokers, financial market infrastructure providers, and investment managers around the world.

We are encouraged by the pace of the Adenza integration and the constructive conversations we are having with our clients. In fact, Adenza has already accelerated our growth story by expanding Nasdaq's total pro forma revenue, Solutions revenue, and non-GAAP operating margin.

Driving Strong Operational and Financial Performance

In what continued to be a dynamic operating environment, Nasdaq delivered another year of strong operational performance in 2023.

We launched new, innovative products to help our clients better navigate the rapidly evolving investment and sustainability landscape. Our marketplace technology footprint continued to expand, particularly in the Latin America and Asia Pacific regions, as we partnered with local exchanges to upgrade and enhance their market infrastructure. In our Financial Crime Management Technology business, we achieved a major milestone by signing our first Tier 1 banks to Verafin, while continuing to realize strong growth among small to medium-sized banks.

Our operating performance fueled a strong year of financial results. For the full year, Nasdaq achieved $3.9 billion in net revenues, representing year-over-year growth of 9%, or 5% organically,[1] and $2.1 billion in non-GAAP[2] operating income, representing 5% organic growth.[1] Importantly, we achieved this strong revenue growth and business expansion while maintaining a 52% non-GAAP operating margin, excluding Adenza.

---

1   Excluding impacts of changes in foreign exchange rates and the Adenza acquisition.

2   Refer to Annex A of this Proxy Statement for a reconciliation of GAAP to non-GAAP measures.

Delivering Our Next Phase of Scalable, Profitable, and Durable Growth

Nasdaq stands as a trusted partner to our clients and to the industry. We are a modern technology provider that takes a client-first and tech-enabled approach to developing and delivering solutions that help our clients manage complexities across the capital markets and financial system globally.

As we focus on continuing our momentum throughout 2024, we will be guided by three strategic priorities.

- **Integrate:** Successfully integrate Adenza into Nasdaq, unlock synergies, and drive operating leverage. Notably, we expect to action approximately 70% of the targeted $80 million in net expense synergies by the end of 2024, with a portion realized in 2024 and fully recognized in 2025.

- **Innovate:** Build upon our technology foundation by investing in artificial intelligence opportunities across our products and our employees. We are focused on making generative artificial intelligence tools available to 100% of our employees by the end of the year aligned around five structural themes: coding, content, data, workflow automation, and algorithmic intelligence.

- **Accelerate:** Accelerate the impact of our divisional structure and unlock new growth opportunities that will drive our business into the future. Our mission-critical and complementary solutions will be at the forefront of our One Nasdaq strategy, with a goal of at least $100 million in incremental revenue through cross-sell opportunities in the Financial Technology division expected to be achieved by the end of 2027 and fully recognized in 2028.

We are well on our journey to becoming the trusted fabric of the world's financial system, and we look forward to continuing to deliver value to our clients that drives growth for our business and our shareholders.

Sincerely,

Adena T. Friedman

Chair and CEO

Nasdaq, Inc.

> Our acquisition of Adenza bolsters our technology platform and positions us as an even more comprehensive partner to banks, brokers, financial market infrastructure providers, and investment managers around the world.



$2.6B

Annualized Recurring Revenue as of December 31, 2023[1]

1   Annualized Recurring Revenue (ARR) for a given period is the current annualized value derived from subscription contracts with a defined contract value. This excludes contracts that are not recurring, are one-time in nature, or where the contract value fluctuates based on defined metrics. ARR is currently one of our key performance metrics to assess the health and trajectory of our recurring business. ARR does not have any standardized definition and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. For AxiomSL and Calypso recurring revenue contracts, the amount included in ARR is consistent with the amount that we invoice the customer during the current period. Additionally, for AxiomSL and Calypso recurring revenue contracts that include annual values that increase over time, we include in ARR only the annualized value of components of the contract that are considered active as of the date of the ARR calculation. We do not include the future committed increases in the contract value as of the date of the ARR calculation. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our customers.



Board of Directors (From left to right)*

Johan Torgeby	Michael R. Splinter
Steven D. Black	Holden Spaht
Melissa M. Arnoldi	Toni Townes-Whitley
Alfred W. Zollar	Thomas A. Kloet
Essa Kazim	Charlene T. Begley
Adena T. Friedman	Jeffery W. Yabuki

*Members of the Board as of April 26, 2024

Executive Officers

Adena T. Friedman
Chair and CEO

Brendan Brothers
EVP and Head of Financial Crime Management Technology

Tal Cohen
President

Michelle L. Daly
SVP and Controller and Principal Accounting Officer

P.C. Nelson Griggs
President

Bradley J. Peterson
EVP and CIO/CTO

Jeremy Skule
EVP and Chief Strategy Officer

Bryan E. Smith
EVP and Chief People Officer

Sarah Youngwood
EVP and CFO

John A. Zecca
EVP and Chief Legal, Risk and Regulatory Officer

Acronyms and Certain Defined Terms

ARR	Annualized Recurring Revenue
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIO	Chief Information Officer
COBRA	Consolidated Omnibus Budget Reconciliation Act
CTO	Chief Technology Officer
DEI	Diversity, Equity, and Inclusion
ECIP	Executive Corporate Incentive Plan
EPS	Earnings Per Share
Equity Plan	Nasdaq's Equity Incentive Plan
ERM	Enterprise Risk Management
ESG	Environmental, Social, and Governance
ESPP	Employee Stock Purchase Plan
EVP	Executive Vice President
Exchange Act	Securities Exchange Act of 1934, as amended
FASB ASC Topic 718	Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Stock Compensation"
Form 10-K	Nasdaq's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, as filed with the SEC on February 21, 2024
GAAP	U.S. Generally Accepted Accounting Principles
GHG	Greenhouse Gas
IPO	Initial Public Offering
M&A	Mergers and Acquisitions
MIP	Verafin Holdings Inc. Amended and Restated Management Incentive Plan
NEO	Named Executive Officer
P&L	Profit & Loss
PCAOB	Public Company Accounting Oversight Board
People@Nasdaq	Nasdaq's Human Resources Team
PSU	Performance Share Unit
RSU	Restricted Stock Unit
SaaS	Software as a Service
S&P	Standard & Poor's
SEC	U.S. Securities and Exchange Commission
SVP	Senior Vice President
TCFD	Taskforce on Climate-related Financial Disclosures
TSR	Total Shareholder Return
VP	Vice President

Table of Contents

About Nasdaq

Strategic Framework

Core Purpose

We advance economic progress for all

Long-Term Vision

We will be the trusted fabric of the world's financial system

Value Proposition

We deliver world-leading platforms that improve the liquidity, transparency, and integrity of the global economy

A Trusted and Scaled Partner to the World's Financial System

Organized into three divisions, our businesses are focused on delivering resilient and scalable growth for our clients across our key pillars of *Liquidity, Transparency,* and *Integrity.* This divisional structure is unified with a One Nasdaq go-to-market approach to define our operations, manage our business, and create a consistent experience for our clients.



Capital Access Platforms

- Data & Listing Services
- Index
- Workflow & Insights

Financial Technology

- Financial Crime Management Technology
- Regulatory Technology
- Capital Markets Technology

Market Services

- Trading Services

37%

3-year TSR[1]

GAAP EPS

2023	**$2.08**
2022	**$2.26**
2021	**$2.35**

Non-GAAP EPS

2023	**$2.82**
2022	**$2.66**
2021	**$2.52**

1 In this Proxy Statement, TSR for a particular period is calculated by adding cumulative dividends to the ending stock price and dividing this by the beginning stock price.

2023 Results

$3.9B
net revenues, an increase of 9%, or 5% organically excluding impacts from Adenza and foreign exchange rates, as compared to 2022

$2.6B
in ARR as of December 31, 2023, an increase of 29%, or 6% organically excluding impacts from Adenza and foreign exchange rates, as compared to 2022

81%
U.S. IPO win rate for operating companies for The Nasdaq Stock Market in 2023

$1.7B
in cash flow from operations

Creating Shareholder Value



Completed transformative acquisition of Adenza

10%
Increase in quarterly dividend in 2023

>$700M
Returned to shareholders in dividends and share repurchases

Meeting Notice

Virtual Meeting Logistics



Date
Tuesday, June 11, 2024

Time
8:00 a.m., Eastern Time

Where
virtualshareholdermeeting.com/NDAQ2024

Items of Business

1. To elect 12 directors for a one-year term

2. To approve the Company's executive compensation on an advisory basis

3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2024

4. To consider a shareholder proposal described in the accompanying Proxy Statement, if properly presented at the meeting

5. To consider any other business that may properly come before the Annual Meeting, or any adjournment or postponement of the meeting

Important Meeting Information

Record Date

Shareholders of record as of April 15, 2024 will be eligible to vote at and participate in the Annual Meeting using the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, voter instruction form, or proxy card.

A Notice of Internet Availability of Proxy Materials will be mailed on or about April 26, 2024.

Asking Questions

Prior to the Annual Meeting, shareholder questions can be submitted at proxyvote.com. During the meeting, questions may be submitted in the question box provided at virtualshareholdermeeting.com/NDAQ2024.

Replays

A replay of the Annual Meeting will be posted as soon as practical at ir.nasdaq.com along with answers to shareholder questions pertinent to meeting matters that are received before and during the Annual Meeting that cannot be answered due to time constraints. The replay will be available for one year following the Annual Meeting.

Voting

Your vote is important to us. Please promptly vote your shares as soon as possible by internet, telephone, or returning your proxy card.

We have also created an Annual Meeting website to make it easy for you to access our Annual Meeting materials at nasdaq.com/annual-meeting. There you will find an overview of voting items, this Proxy Statement, and other important information, as well as a link to vote your shares.

To express our appreciation for your participation, Nasdaq will make a $1 charitable donation to the Resolution Project on behalf of every unique holder that votes.

How to Vote

Use any of the following methods and your 16-digit control number:



Online
Visit proxyvote.com
Visit 24/7



By Phone
Call +1 800 690 6903 in the U.S. or
Canada to vote your shares



By Mail
Cast your ballot, sign your proxy card,
and return by postage-paid envelope



Attend the Annual Meeting
Vote during the meeting by following the
instructions on the website

By Order of the Board of Directors,

Erika Moore
VP, Deputy General Counsel and Corporate Secretary

Important notice regarding the availability of proxy materials for the 2024 Annual Meeting of Shareholders to be held on June 11, 2024.

Nasdaq's 2024 Proxy
Statement and
2023 Form 10-K
are available at:

nasdaq.com/annual-meeting

 

Vote to Make a Difference.

Every vote counts. To express our appreciation for your participation, Nasdaq will make a $1 charitable donation to the Resolution Project on behalf of every unique shareholder that votes.

Dedicated to creating a generation of leaders with a lifelong commitment to social responsibility, the Resolution Project funds, mentors, and supports young people who have innovative ideas to improve their home communities.

Voting Summary

This summary of proposals and recommendations is intended to provide a general overview of voting matters and may not contain all the information that is important to you. Please review this entire Proxy Statement, as well as our Form 10-K, prior to voting.

Proposal	Recommendation
1. Election of Directors Elect 12 directors to hold office until the 2025 Annual Meeting. *The Nominating & ESG Committee has recommended, and the Board has nominated, 12 directors for election at the Annual Meeting to hold office until the 2025 Annual Meeting. We have built a highly engaged, independent Board with broad and diverse experience that is committed to representing the long-term interests of our shareholders.*	☑ **FOR**
2. Advisory Vote to Approve Executive Compensation Approve, on an advisory (non-binding) basis, the 2023 compensation of the Company's NEOs. *Our Board and the Management Compensation Committee are committed to executive compensation programs that align with our strategic priorities, business objectives, and shareholder interests. Compensation decisions are based on Nasdaq's financial and operational performance and reflect a continued emphasis on variable, at-risk compensation paid over the long-term.*	☑ **FOR**
3. Ratification of Appointment of Independent Registered Public Accounting Firm Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024. *The Audit & Risk Committee is directly responsible for the annual review, compensation, retention, and oversight of our independent external auditor. The Audit & Risk Committee, and our Board, believe that the continued retention of Ernst & Young LLP is in the best interests of Nasdaq and its shareholders.*	☑ **FOR**
4. Shareholder Proposal – Special Shareholder Meeting Improvement A shareholder proposal, if properly presented at the meeting, requesting amendment of the Company's governing documents to lower the stock ownership threshold to call a special meeting of shareholders. *We currently provide a shareholder-friendly right for shareholders to call a special meeting. The proposed decrease in the percentage of shares required to call a special meeting from the current 15% to 10% is unnecessary and not in the best interests of the Company and our shareholders. Moreover, shareholders voted on a substantially similar shareholder proposal at our 2022 Annual Meeting and decisively voted against the shareholder proposal.*	☒ **AGAINST**

Shareholder
Engagement

Accountability to our shareholders is not just a mark of good corporate governance – it is a critical component of our success. Fostering long-term relationships and maintaining trust with our shareholders is a key priority for both management and the Board. We are committed to constructive, honest, and year-round engagement with our shareholders, including portfolio managers and investment stewardship teams—and our Corporate Governance Guidelines codify our Board's commitment to oversight of shareholder engagement.



The central components of our investor outreach are described below.

Investor Day

At our biennial Investor Day, Nasdaq's CEO, CFO, and other members of the senior leadership team provide an update on our vision, strategy, and outlook, including a detailed overview of each business division, and our financial and operational performance. Question and answer sessions also are held with members of our senior management team and the investment community throughout the day. Our Investor Day is an important opportunity to demonstrate the breadth of our leadership team, offer our current and prospective shareholders a deeper understanding of the Company and its opportunities, and build confidence across all stakeholder groups in our strategy and our plans to drive resilient and scalable growth.

This event was most recently held in March 2024 at Nasdaq's New York headquarters and was also broadcast via live webcast. Replays and materials were made available on our investor relations website following the event.

Nearly 500 members of the investment community attended our 2024 Investor Day, either in person or virtually through the webcast. Management discussed our 2024 strategic priorities, which are designed to deliver our next phase of scalable, durable, and profitable growth, and drive significant value for our clients and shareholders. Nasdaq's senior leadership team outlined three strategic priorities for 2024: **Integrate**, by executing the integration of Adenza, which we acquired in November 2023, in order to expand its growth opportunities, unlock synergies, and drive operating leverage; **Innovate**, by leveraging our technology infrastructure to drive innovation that can further our competitive position; and **Accelerate**, by unlocking the value of our new divisional structure to create and deliver on new growth and revenue opportunities through a One Nasdaq strategy. Management also discussed our disciplined capital allocation strategy, including plans to utilize a return on invested capital-based framework to allocate investment capital to drive organic growth, accelerate our deleveraging plan, increase our quarterly dividend, and conduct share repurchases through our previously announced Board authorized share repurchase program.

Annual Meeting of Shareholders

Our Annual Meeting of Shareholders is conducted virtually through a live webcast and online shareholder tools. This structure promotes shareholder attendance and participation, enabling shareholders to participate fully and equally from any location worldwide, free of charge. The virtual format saves the

Company and shareholders costs associated with in-person shareholder meetings, and enhances shareholder access, participation, and communication. Given our global footprint, we believe this is the right choice.

To further our engagement and improve communication with shareholders, including retail and employee shareholders, we significantly enhanced our annual meeting website and continually refine it to provide shareholders with a platform to easily access information about our Annual Meeting, our director nominees, and the matters for shareholder vote. To view the 2024 Annual Meeting webpage, please visit nasdaq.com/annual-meeting.

Perception Study

As part of our ongoing efforts to enhance our communication with the investment community and gather feedback, we conduct an annual investor perception study to collect additional investor feedback. We value our stakeholders' perspectives on a range of topics, including our corporate strategy, investment proposition, management team, investor relations efforts, and ESG initiatives. The investor feedback we receive from the survey is shared with management and the Board and used as part of our work to continuously improve our shareholder engagement.

Year-round Engagement

Our Investor Relations and Corporate Secretary teams provide periodic updates throughout the year to our institutional shareholders, driving awareness of our performance, significant corporate governance matters, sustainability initiatives, and changes in our Board and executive management.

Our comprehensive engagement program also features year-round investor relations outreach efforts through investor conferences, non-deal roadshows, and meetings on a regular basis. We strive to engage with a broad set of institutional investors ranging from large institutions to smaller and mid-sized firms, pension funds, endowments, and family offices, as well as individual investors. We aim to obtain their input on key matters and hear from them on the issues that matter most.

Shareholder feedback provides our Board and management with valuable insights on our business strategy and performance, corporate responsibility, executive compensation, and ESG initiatives, among many other topics. This feedback informs various business decisions and helps us more effectively tailor the information we disclose to the public. Webcasts of management's presentations at industry or investor conferences are generally made available to investors and are accessible for a period of time at ir.nasdaq.com.

Board Outreach

In 2024, Nasdaq conducted a governance roadshow consisting of focused, one-on-one meetings between shareholders and one of Nasdaq's independent directors. These meetings provided the stewardship teams of our institutional shareholders an opportunity to ask questions regarding the Adenza acquisition, Nasdaq's corporate governance framework, and any other topics the shareholders wanted to discuss. We extended meeting invitations to our top 24 shareholders, excluding (i) our three largest shareholders, who are already represented on our Board, and (ii) those shareholders who generally do not engage with issuers. We held meetings with shareholders holding 27% of our outstanding shares.

We believe that open and direct dialogue between our shareholders and directors is essential for transparency, trust, and continuous improvement. The feedback from each of these meetings was shared with the Nominating & ESG Committee.

Transparent and Informed Governance Practices

Shareholder input is regularly shared with our Board, Board Committees, and management. In addition to shareholders' sentiments, the Nominating & ESG Committee considers corporate governance trends and best practices, including the practices of our peers and other large companies, and regularly reviews the voting results of our shareholder meetings.

2023 by the Numbers

Broad Investor Outreach

13 investor conferences

185 investor meetings (individual and group)

25+ ESG investor engagements

Depth of Engagement

200+ unique institutional investment firms

Met with shareholders representing
60% of our outstanding shares (as of 12/31/2023)

Meaningful Actions

Our continuous engagement and ongoing dialogue with the investment stewardship teams of our institutional investors, as well as our other shareholders, through various forums and formats throughout the year led to enhancements in our corporate governance, corporate strategy, human capital management, ESG initiatives, and disclosures. Our key responsive actions are highlighted below.

Corporate Strategy

✓ Closed the acquisition of Adenza, a provider of mission-critical risk management, regulatory reporting, and capital markets software to the financial services industry.

✓ Accelerated our vision to become the trusted fabric of the world's financial system through both organic and inorganic investment.

Corporate Governance

✓ Actively conducted year-round planning for director succession and Board refreshment, including a review and analysis of the skills, attributes, and expertise for future Board nominees. We have added one new independent director since our 2023 Annual Meeting, and we are proposing another new independent director nominee for election at the 2024 Annual Meeting.

✓ Continued our quarterly in-house director education series for the Board, as well as targeted education on ESG topics, including climate change, for our Nominating & ESG Committee.

Human Capital Management and ESG

✓ Continued our DEI initiatives, strengthening our resources and leadership training tools by leveraging existing programs, such as our 12 employee-led internal affinity networks, and undertaking new initiatives.

✓ Published our third TCFD report.

✓ Earned recognition on CDP's "Climate Change A List" for climate disclosures and actions for the second consecutive year.

✓ Continued our carbon neutrality program for the sixth consecutive year and expect to retire our remaining carbon offsets for 2023 by the third quarter of 2024. We plan to expand our carbon neutrality program to include Adenza as we continue our integration efforts.

✓ Maintained a MSCI ESG Rating of AA, placing Nasdaq in MSCI's "Leaders" category.

✓ Named for the eighth consecutive year to the Dow Jones Sustainability North America Index and earned an S&P Global CSA score of 61, placing Nasdaq in the 97th percentile of our industry group.

Shareholder Returns and Capital Deployment

✓ Increased our regular quarterly dividend by 10% to $0.22 per share in 2023, consistent with our Board's policy to provide shareholders with regular and growing dividends over the long-term as our earnings and cash flow grow. Additionally, in March 2024, we announced another increase to our quarterly dividend to $0.24 per share.

✓ Reaffirmed our goal to increase our dividend payout ratio to the 35% to 38% range by 2027, to reinforce a consistent and compelling dividend opportunity for shareholders.

Our Board

Proposal 1:
Election of Directors

 ## The Board unanimously recommends that shareholders vote FOR each nominee to serve as a director.

The business and affairs of Nasdaq are managed under the direction of our Board. Our directors have diverse backgrounds, attributes and experiences that provide valuable insights for the Board's oversight of the Company.

Pursuant to our Amended and Restated Certificate of Incorporation and By-Laws and based on our governance needs, the Board determines the total number of directors. The Board is authorized to have 12 directors following our 2024 Annual Meeting.

Each of the 12 nominees identified in this Proxy Statement has been nominated by our Nominating & ESG Committee and Board for election to a one-year term expiring at our 2025 Annual Meeting of Shareholders. Each elected director will hold office until his or her successor has been elected and qualified or until the director's earlier death, disability, disqualification, removal or resignation. All nominees have consented to be named in this Proxy Statement and to serve on the Board, if elected.

In an uncontested election, our directors are elected by a majority of votes cast at any meeting for the election of directors at which a quorum is present. This election is an uncontested election, and therefore, each of the 12 nominees must receive the affirmative vote of a majority of the votes cast to be duly elected to the Board. Any shares not voted, including as a result of abstentions or broker non-votes, will not impact the vote.

Our Corporate Governance Guidelines require that, in an uncontested election, an incumbent director must submit an irrevocable resignation as a condition to his or her nomination for election. If an incumbent director fails to receive the requisite number of votes in an uncontested election, the irrevocable resignation becomes effective and such resignation will be considered by the Nominating & ESG Committee, which will recommend to the full Board whether or not to accept the resignation. The Board will act on the Nominating & ESG Committee's recommendation and disclose publicly its decision-making process with respect to the resignation. Each of the incumbent directors has submitted an irrevocable resignation.

Our 2024 Director Nominees[1]



Melissa M. Arnoldi, 51
Director Since: 2017 | Non-Industry; Public

EVP and Chief Customer Officer, AT&T Consumer

Other Public Company Boards: 0

Committee Memberships:
Finance | Management Compensation



Charlene T. Begley, 57
Director Since: 2014 | Non-Industry; Public

Retired SVP and CIO, General Electric Company

Other Public Company Boards: 2

Committee Memberships:
Audit & Risk | Nominating & ESG (Chair)



Adena T. Friedman, 54
Director Since: 2017 | Staff

Chair and CEO, Nasdaq

Other Public Company Boards: 0

Committee Memberships:
Finance



Essa Kazim, 65
Director Since: 2008 | Non-Industry

Governor, Dubai International Financial Centre

Other Public Company Boards: 1

Committee Memberships: Finance



Thomas A. Kloet, 65
Director Since: 2015 | Non-Industry; Public

Retired CEO and Executive Director, TMX Group Limited

Other Public Company Boards: 0

Committee Memberships:
Audit & Risk (Chair)



Kathryn A. Koch, 43
Director Since: N/A | Non-Industry; Public

President and CEO, The TCW Group, Inc.

Other Public Company Boards: 0

Committee Memberships:
N/A



Holden Spaht, 49
Director Since: 2023 | Non-Industry

Managing Partner, Thoma Bravo

Other Public Company Boards: 1

Committee Memberships:
Finance



Michael R. Splinter, 73
Lead Independent Director
Director Since: 2008 | Non-Industry; Public

Retired Chairman and CEO, Applied Materials, Inc.

Other Public Company Boards: 3

Committee Memberships:
Management Compensation | Nominating & ESG



Johan Torgeby, 49
Director Since: 2022 | Non-Industry

President and CEO, Skandinaviska Enskilda Banken (SEB)

Other Public Company Boards: 1

Committee Memberships:
Finance (Chair)



Toni Townes-Whitley, 60
Director Since: 2021 | Non-Industry; Issuer

CEO, Science Applications International Corp. (SAIC)

Other Public Company Boards: 1

Committee Memberships:
Audit & Risk | Management Compensation



Jeffery W. Yabuki, 64
Director Since: 2023 | Non-Industry; Public

Chairman and CEO, InvestCloud

Chairman and Founding Partner, Motive Partners

Other Public Company Boards: 2

Committee Memberships:
Management Compensation | Nominating & ESG



Alfred W. Zollar, 69
Director Since: 2019 | Non-Industry; Public

Executive Advisor, Siris Capital Group, LLC

Other Public Company Boards: 2

Committee Memberships:
Audit & Risk | Nominating & ESG

---

1   To ensure that balanced viewpoints are represented on our Board of Directors, Nasdaq's By-Laws require that all directors be classified as: Industry Directors; Non-Industry Directors, which may be further classified as either Issuer Directors or Public Directors; or Staff Directors. The requirements for each classification are outlined in the By-Laws.

Board Composition

Our director nominees represent a wide range of diverse backgrounds, experiences, leadership, and skills that together embody the knowledge relevant to Nasdaq's strategic long-term vision and global operations.

Director Nominee Highlights

42%

5 out of 12
are women



33%

4 out of 12 are Racially/
Ethnically Diverse



92%

11 out of 12 are
Independent



Board Tenure

5	4	3
0-4 Years	5-9 Years	10+ Years

Average: 6.4 years

Age Range

43 ←——— Average Age: 58.3 ———→ 73

Director Identification and Evaluation

In evaluating individual Board nominees, the Nominating & ESG Committee takes into account many factors, including:

- the individual's educational and professional background and personal accomplishments;
- an independent mindset that constructively challenges the status quo and provides a strong view of the future;
- the ability to devote sufficient time and attention to effectively serve on the Board;
- the requirements in our By-Laws;
- diversity, including (but not limited to) factors such as gender, ethnicity, race, sexual orientation, and geography;
- a client experience orientation;
- a general and diverse understanding of the global economy, capital markets, finance, and other disciplines relevant to the success of a large publicly traded financial technology company, including cybersecurity; and
- a general understanding of Nasdaq's business and technology.

The Nominating & ESG Committee evaluates each individual candidate in the context of the Board as a whole, with the objective of maintaining a group of directors that can further the success of our businesses, while representing the interests of shareholders, employees, and the communities in which the Company operates. In determining whether to recommend a Board member for re-election, the Nominating & ESG Committee also considers the director's participation in and contributions to the activities of the Board, the results of the most recent Board and Committee assessment, and attendance at meetings.

The Board and the Nominating & ESG Committee believe all director nominees embody our corporate values and exhibit the characteristics below:

- a commitment to long-term value creation for our shareholders;
- an appreciation for shareholder feedback;
- high regard for personal and professional ethics;
- a proven record of success;
- a commitment to the integrity of affiliated self-regulatory organizations;
- sound business judgment;
- a strategic vision and leadership experience;
- knowledge of the financial services and technology industries;
- sufficient time to devote to Board service; and
- an appreciation of multiple cultures and perspectives.

Skills and Expertise Matrix

The following matrix highlights the mix of key skills and expertise, that among other factors, led the Board and the Nominating & ESG Committee to recommend these nominees for election to the Board. The matrix is intended to depict notable areas of focus for each director nominee. The absence of a mark does not mean that a particular director does not possess that qualification or skill.

	Arnoldi	Begley	Friedman	Kazim	Kloet	Koch	Spaht	Splinter	Torgeby	Townes-Whitley	Yabuki	Zollar
Capital Markets: Deep industry knowledge of the capital markets landscape helps us execute our strategy, expand client relationships, accelerate growth, and deliver strong shareholder returns.	□	□	■	■	■	■	■	□	■	□	■	□
Client Experience: Expertise in enhancing and transforming customer service experiences is critical to overseeing our client-first approach.	■	■	■	■	□	■	□	■	■	■	■	■
Corporate Governance: Experience on other public company boards provides insight into developing practices consistent with our commitment to corporate governance excellence.	□	□	■	■	■	□	□	■	□	□	□	■
Cybersecurity: Experience in understanding the impact of the cybersecurity threat landscape on our business and that of our clients is crucial to an effective risk management program.	■	■	□	□	■	□	□	□	□	■	□	■
Environmental & Social: Experience in support of environmental and social initiatives, including human capital management, strengthens the Board's oversight and assures that business imperatives and long-term value creation are achieved within a responsible and sustainable business model.	□	□	■	□	□	■	□	■	■	■	□	□
Financial: A deep understanding of financial and accounting metrics is essential to overseeing our performance.	■	■	■	■	■	■	■	□	■	□	■	□
Global Leadership: Experience in a leadership position at a global company provides practical insight into the skills needed to advance the corporate strategy and enhances the ability to recognize those skills in others.	■	■	■	■	■	■	■	■	■	■	■	■
M&A: Experience with assessing and executing on new opportunities is crucial for overseeing tactical and strategic M&A transactions.	■	□	■	■	■	□	■	■	□	□	■	■
Risk Management: Operating in a complex regulatory and risk environment necessitates skillful oversight of the identification, evaluation, and prioritization of risks and the development of comprehensive policies and procedures to effectively mitigate risk and manage compliance.	□	■	■	□	■	■	■	□	■	■	□	□
Technology & Innovation: Experience in traditional, new, and emerging technologies is core to understanding our business as an innovative technology leader.	■	■	■	□	□	□	■	■	□	■	■	■

Director Orientation and Continuing Education

Our director orientation program familiarizes new directors with our businesses, strategies, and policies. The program consists of two main components: (i) written materials detailing information about Nasdaq, such as Nasdaq's governance documents and most recent public disclosures, and (ii) a series of meetings with Nasdaq's business divisions and expert teams, providing experiences to directly engage with our Management Committee. Newly elected directors also are matched with a longer-tenured director who can be a resource for Board-related questions. We provide further orientation to directors when they are rotating onto a new Committee. The director orientation program is periodically reviewed by the Nominating & ESG Committee.

Ongoing director education is essential for the Board to be a strategic asset for the Company. Our directors are encouraged to participate in, and are reimbursed for, continuing education programs at external organizations and universities to enhance the skills and knowledge used to perform their duties on the Board and relevant Committees. Attendance at these programs provides directors with additional insight into our business and industry and gives them valuable perspective on the performance of our Company, the Board, our Chair and CEO, and members of senior management.

We also provide quarterly in-house director education sessions to educate Board members on emerging and evolving initiatives and strategies. Topics covered in 2023 included: digital assets; background information on Adenza in advance of the Board's consideration of the acquisition; Nasdaq's information security program; and an external speaker's view of the future of technology. Additional tutorials are available to individual directors upon request.

Board Assessment Process

We have a three-tiered annual Board assessment process that is coordinated by the Lead Independent Director and the Chair of the Nominating & ESG Committee. The assessment consists of a full Board evaluation, Committee evaluations, and individual director assessments and feedback. The Board and all the Board Committees determine action plans for the next year based on input from the annual assessment.

Results and Implemented Changes

In an effort to continuously strengthen our Board's effectiveness, results from our Board assessment process are used to:

- determine the skills and experience desired for future Board nominees;
- facilitate the Board refreshment process;
- monitor Committee roles and inform plans for rotations and new leadership assignments;
- strengthen the relationship between the Board and management;
- enhance governance processes and Board meeting agendas; and
- identify opportunities for director education.

Feedback Incorporated

In response to feedback from recent Board evaluations, actions taken include:

- ✓ added new directors with expertise in technology, fintech, financial crime, and capital markets;
- ✓ included specifically requested topics on Board agendas;
- ✓ implemented new in-house director education program;
- ✓ streamlined meeting materials to better highlight important information and focus on key decisions; and
- ✓ provided education to our Nominating & ESG Committee on ESG topics.

Board Assessment Process

1. Questionnaire

Written questionnaire for the Board and each Committee solicits director feedback about the effectiveness of the Board and its Committees on an unattributed basis.

2. Individual Director Assessments

Candid, one-on-one discussions between the Lead Independent Director and each independent director elicit further input and feedback.

3. Feedback

A summary of the results of both the questionnaire and the one-on-one discussions is provided to the Board and the Committees.

4. Discussion and Evaluation

The Board and Committees discuss the feedback in Chairman's or Executive Session.

5. Action Plan

The Board and Committees consider and agree on an action plan to implement changes, policies, and procedures in light of the evaluation process, as appropriate.

6. Ongoing

The Board and Committees regularly monitor progress of any agreed-upon actions.

Board Refreshment and Nominations

The selection of qualified directors is key to ensuring that the Board fulfills its mission. We believe our director nominees—individually and collectively—possess the right skills, qualifications, experience, diversity, and tenure needed for the successful oversight of Nasdaq's strategy and enterprise risks.

The Nominating & ESG Committee oversees and plans for director succession and refreshment of the Board to promote and support our long-term vision. In doing so, the Committee takes into consideration the corporate strategy and the overall needs, composition, and size of the Board, as well as the criteria adopted by the Board regarding director qualifications.

The Nominating & ESG Committee considers possible candidates suggested by Board and Committee members, shareholders, and senior management. In addition to submitting suggested nominees to the Nominating & ESG Committee, a Nasdaq shareholder may nominate a person for election as a director, provided the shareholder follows the procedures specified in Nasdaq's By-Laws.

The Nominating & ESG Committee reviews all candidates in the same manner, regardless of the source of the recommendation. In addition, the Nominating & ESG Committee may engage a third-party search firm from time to time to assist in identifying and evaluating qualified candidates. In the case of Kathryn A. Koch, our Chair & CEO identified her as a potential nominee. She completed a rigorous round of interviews with each member of the Nominating & ESG Committee, along with the majority of our other directors and was unanimously recommended to serve on the Board.

Director Nominees by Shareholders

We are obligated by stockholders' agreements with each of Borse Dubai, Investor AB, and Thoma Bravo to nominate and generally use best efforts to cause the election to the Nasdaq Board of one individual designated by each such shareholder, as long as such shareholder continues to hold at least 10% of Nasdaq's outstanding shares. For Borse Dubai, the number of outstanding shares used for purposes of this calculation is as of March 19, 2024, the date of the most recent amendment to the stockholders' agreement with Borse Dubai, while for Thoma Bravo, the number is as of November 1, 2023, the closing date of the Adenza acquisition. His Excellency Kazim is the individual designated by Borse Dubai as its nominee, while Mr. Torgeby is the individual designated by Investor AB as its nominee, and Mr. Spaht is the individual designated by Thoma Bravo as its nominee.

Director Recruitment Process

Board composition is regularly analyzed to ensure alignment with strategy.

Nominating & ESG Committee **develops a list of desired skills, expertise, and attributes** for the next director nominee, considering the Company's strategic evolution, the results of the annual Board assessment, anticipated director turnover, and other factors.

Nominating & ESG Committee **reviews candidate recommendations** from directors, management, and other stakeholders and determines whether to approach potential candidates.

Nominating & ESG Committee interviews potential candidates, evaluates their fit for the Board, reviews conflicts and independence, and makes recommendations to the Board.

Board of Directors has the opportunity to interview recommended candidates and approves nominees.

Shareholders vote on nominees at Nasdaq's Annual Meeting.

Implementation: Six new directors have been nominated to serve on our Board over the last five years—each bringing a fresh perspective, varied background, and unique skill set.



Board Refreshment Timeline

Alfred W. Zollar	Toni Townes-Whitley	Johan Torgeby	Holden Spaht / Jeffery W. Yabuki	Kathryn A. Koch
2019	2021	2022	2023	2024

Director Nominees



Melissa M. Arnoldi

EVP and Chief Customer Officer, AT&T Consumer

Age: 51

Director Since: 2017

Independent

United States

Committee Membership

- Finance
- Management Compensation

Career Highlights

Since August 2021, Melissa M. Arnoldi has been the Chief Customer Officer for AT&T Consumer, leading field technician and contact center teams that support 180 million annual customer interactions. She is also responsible for Billing Operations, Fraud, and Compliance as part of her role. From September 2018 to July 2021, she served as the CEO of Vrio Corp., a multibillion-dollar AT&T digital entertainment services company in Latin America with more than 9,000 employees across 11 countries during her tenure. Prior to that, Ms. Arnoldi served in various capacities at AT&T Inc. since 2008. This included President of Technology & Operations where she was responsible for the company's global technology, software development, supply chain, network and cybersecurity operations and chief data office, as well as AT&T's Intellectual Property group, Labs and Foundries. Before joining AT&T, Ms. Arnoldi was a senior executive at Accenture from 1996 to 2008.

Impact on Board

- Innovative technology leader with experience in cybersecurity, software development, and network operations
- Broad expertise in providing a superior customer experience
- Strategic thinker with global business and operational capabilities

Select Professional and Community Contributions

- Former Director of Sky Mexico
- Former Director of the Girl Scouts of Northeast Texas
- Former Member of the National Action Council for Minorities in Engineering

23



Charlene T. Begley

Retired SVP and CIO, General Electric Company

Age: 57

Director Since: 2014

Independent

United States

Committee Membership

- Audit & Risk
- Nominating & ESG (Chair)

Career Highlights

Charlene T. Begley served in various capacities for the General Electric Company, a diversified infrastructure and financial services company, from 1988 to 2013. Ms. Begley served in a dual role as SVP and CIO, as well as President and CEO of GE's Home and Business Solutions, from January 2010 to December 2012. Previously, Ms. Begley served as President and CEO of GE's Enterprise Solutions from 2007 to 2009. At GE, Ms. Begley served as President and CEO of GE Plastics and GE Transportation. She also led GE's corporate audit staff and served as CFO for GE Transportation and GE Plastics Europe and India.

Impact on Board

- Extensive leadership experience of highly complex and global industrial, consumer, and technology businesses
- Significant risk management experience as a member of the executive-level Risk Management Committee at GE
- Broad financial and audit expertise from prior roles at GE and service on the audit committees of several public companies

Current Public Company Boards

- Hilton Worldwide Holdings Inc.: Audit Committee (Chair), Nominating & ESG Committee
- SentinelOne, Inc.: Audit Committee (Chair)

Other Public Company Boards in the Past Five Years

- Red Hat, Inc.



Adena T. Friedman

Chair and CEO, Nasdaq

Age: 54

Director Since: 2017

United States

Committee Membership

- Finance

Career Highlights

Adena T. Friedman has served as CEO since January 1, 2017 and became Chair of the Board on January 1, 2023. Previously, Ms. Friedman served as President and Chief Operating Officer from December 2015 to December 2016 and President from June 2014 to December 2015. Ms. Friedman served as CFO and Managing Director at The Carlyle Group, a global alternative asset manager, from March 2011 to June 2014. Prior to joining Carlyle, Ms. Friedman was a key member of Nasdaq's management team for over a decade including as head of data products, head of corporate strategy, and CFO.

Impact on Board

- More than 30 years of industry leadership and expertise, including over five years as Nasdaq's CEO
- Significant contributions that shaped Nasdaq's strategic transformation to a leading global exchange and technology solutions company with operations on six continents
- Deep strategy, financial, M&A, and product development experience

Select Professional and Community Contributions

- Member of the Vanderbilt University Board of Trust
- Director of the Federal Reserve Bank of New York
- Director of the Business Roundtable and Chair of the Business Roundtable's Technology Committee
- Director of FCLTGlobal, a non-profit organization that researches tools to encourage long-term investing

25



Essa Kazim

Governor, Dubai International Financial Centre

Age: 65

Director Since: 2008

Independent

United Arab Emirates

Committee Membership

- Finance

Career Highlights

His Excellency Essa Kazim is the Governor of Dubai International Financial Centre, having joined the Centre in January 2014. He is the Chairman of Borse Dubai, and he was the Chairman of Dubai Financial Market through November 2021. H.E. Kazim began his career as a Senior Analyst in the Research and Statistics Department of the UAE Central Bank in 1988 and then moved to the Dubai Department of Economic Development as Director of Planning and Development in 1993. He was then appointed as Director General of the Dubai Financial Market from 1999 to 2006.

Impact on Board

- Extensive leadership of a complex regulated business in the financial services industry
- Broad knowledge of international markets with experience in finance, accounting, and corporate strategy
- Global perspective, as well as a representative of a large shareholder

Select Professional and Community Contributions

- Deputy Chairman of the Supreme Legislation Committee in Dubai
- Member of the Securities and Exchange Higher Committee
- Member of the Dubai Supreme Fiscal Committee
- Board Member of the Dubai Free Zones Council

Current Public Company Boards

- Emirates Telecommunications Group Company PJSC (Vice Chairman): Nominations and Remuneration Committee, Risk Committee



Thomas A. Kloet

Retired CEO and Executive Director, TMX Group Limited

Age: 65

Director Since: 2015

Independent

United States

Committee Membership

- Audit & Risk (Chair)

Career Highlights

Thomas A. Kloet was the first CEO and Executive Director of TMX Group Limited, the holding company of the Toronto Stock Exchange, TSX Venture Exchange, Montreal Exchange, Canadian Depository for Securities, Canadian Derivatives Clearing Corporation, and BOX Options Exchange, from 2008 to 2014. Previously, he served as CEO of the Singapore Exchange and as a senior executive at Fimat USA (a unit of Société Générale), ABN AMRO, and Credit Agricole Futures, Inc. He also served on the Boards of CME and various other exchanges worldwide. Mr. Kloet is a CPA and a member of the AICPA.

Impact on Board

- Leadership of complex regulated businesses in the financial services industry
- Broad knowledge of international markets with experience in finance, accounting, and corporate strategy
- Significant experience in risk management, as well as clearinghouse, central depository, and broker-dealer operations at executive and board levels in North America and Asia

Select Professional and Community Contributions

- Chair of the Boards of Nasdaq's U.S. exchange subsidiaries
- Chair of the Board of Northern Funds, which offers 43 portfolios, and Northern Institutional Funds, which offers 7 portfolios
- Member of the FIA Hall of Fame



Kathryn A. Koch

President and CEO, The TCW Group, Inc.

Age: 43

Director Since: N/A

Independent

United States

Committee Membership

- N/A

Career Highlights

Kathryn A. Koch has served as President and Chief Executive Officer of The TCW Group, Inc., a leading global asset management firm, since February 2023. In her role, she is responsible for the strategic direction and overall day-to-day management of TCW. Ms. Koch also serves as a member of TCW's Board of Directors. Prior to joining TCW, Ms. Koch spent 20 years with Goldman Sachs in the Asset Management Division, where she was a Partner and a member of the Asset Management Division's Executive Committee. From January 2022 through February 2023, Ms. Koch served as Chief Investment Officer of the $300 billion Public Equity business, and from 2017 through January 2022, she was Co-head of the Fundamental Equity business. Previously, she was based in London for 10 years where she held several leadership roles including Head of the Multi-Asset Solutions business internationally.

Impact on Board

- Leadership experience of a global asset management firm and extensive background with investment management, strategy, managing a P&L, client relationships, and human capital management
- Deep public shareholder context and perspective given her prior role leading a $300 billion Public Equity business
- ESG expertise through her prior oversight of the Stewardship and Engagement efforts for Goldman Sachs Asset Management across $2 trillion; also, as CEO of TCW, she has ultimate accountability for sustainability efforts
- Champion for the business case for diverse representation in the asset management industry and at portfolio companies

Select Professional and Community Contributions

- Member of the University of Notre Dame's Board of Trustees
- Director of The Toigo Foundation
- Member of the Spence School's Board of Trustees
- Member of the Advisory Board for TIFF Investment Management



Holden Spaht

Managing Partner, Thoma Bravo

Age: 49

Director Since: 2023

Independent

United States

Committee Membership

- Finance

Career Highlights

Holden Spaht has served as a Managing Partner at Thoma Bravo, a leading private equity firm in software and technology investments since November 2013. Mr. Spaht is responsible for finding and executing new deals, monitoring and growing the portfolio as an active board member, and helping to manage the firm. He joined Thoma Bravo in 2005. Previously, he was with Morgan Stanley Capital Partners in London, Thomas H. Lee Partners in Boston, and Morgan Stanley in New York. Additionally, Mr. Spaht serves on the boards of directors of several software and technology service companies in which certain investment funds advised by Thoma Bravo hold an investment.

Impact on Board

- Vast business and director experience at technology and software companies
- Specific knowledge about Nasdaq's newly-acquired Adenza business as a former director of that company
- Perspective of a large shareholder in Nasdaq, as well as a private equity investor in the fintech industry

Select Professional and Community Contributions

- President and Chair of the Spaht Family Foundation
- Former Board Chair of the Schools of the Sacred Heart – San Francisco

Current Public Company Boards

- Instructure Holdings, Inc.: Compensation and Nominating Committee



Michael R. Splinter

Lead Independent Director, Nasdaq

Retired Chairman and CEO, Applied Materials, Inc.

Age: 73

Director Since: 2008

Independent

United States

Committee Membership

- Management Compensation
- Nominating & ESG

Career Highlights

Michael R. Splinter was elected Lead Independent Director effective January 1, 2023. Mr. Splinter served as Chairman of Nasdaq's Board from May 2017 to December 2022. He is a business and technology consultant and the co-founder of WISC Partners, a regional technology venture fund. He served as Executive Chairman of the Board of Directors of Applied Materials, a leading supplier of semiconductor equipment, from 2009 until he retired in June 2015. At Applied Materials, he was also President and CEO. An engineer and technologist, Mr. Splinter is a 40-year veteran of the semiconductor industry. Prior to joining Applied Materials, Mr. Splinter was an executive at Intel Corporation.

Impact on Board

- Leadership of a complex global technology business
- Extensive background in international public company governance at a Nasdaq-listed company
- Management development, compensation, and succession planning experience

Select Professional and Community Contributions

- Chair of the Industrial Advisory Committee to the U.S. Secretary of Commerce for the CHIPS Act
- Member of the National Academy of Engineers
- Splinter Scholarships for Diversity in Engineering at University of Wisconsin

Current Public Company Boards

- Gogoro Inc.: Compensation Committee (Chair)
- Taiwan Semiconductor Manufacturing Company Limited: Audit and Risk Committee, Compensation and People Development Committee, Nominating, Corporate Governance and Sustainability Committee (Chair)
- Tigo Energy, Inc.: Compensation Committee (Chair)

Other Public Company Boards in the Past Five Years

- Meyer Burger Technology Ltd.



Johan Torgeby

President and CEO,
Skandinaviska Enskilda Banken
(SEB)

Age: 49

Director Since: 2022

Independent

Sweden

Committee Membership

- Finance (Chair)

Career Highlights

Since 2017, Johan Torgeby has served as the President and CEO of Skandinaviska Enskilda Banken (SEB), a Nordic financial services group. He leads a team of approximately 17,500 employees who serve more than 3,000 large corporate and institutional customers, 400,000 small and medium-sized enterprises, and four million private individuals. Prior to his present position, Mr. Torgeby was Co-Head of Large Corporates & Financial Institutions and a member of the Group Executive Committee at SEB since 2014. He has held numerous positions within the Large Corporates & Financial Institutions division at SEB. He joined SEB in 2009 from Morgan Stanley & Co.

Impact on Board

- Leadership of a prominent Nordic financial services group, with experience in fintech, anti-financial crime, and risk management
- Extensive background in capital markets at a Nasdaq-listed company
- European perspective, as well as a representative of a large shareholder

Select Professional and Community Contributions

- Director of the Swedish Bankers Association
- Director of the Institute of International Finance
- Director of Mentor Sweden
- Director of IIEB (Institut International d'Études Bancaires)

Current Public Company Boards

- Skandinaviska Enskilda Banken



Toni Townes-Whitley

CEO, Science Applications International Corp. (SAIC)

Age: 60

Director Since: 2021

Independent

United States

Committee Membership

- Audit & Risk
- Management Compensation

Career Highlights

Toni Townes-Whitley has served as CEO of SAIC since October 2023. SAIC is a $7.5 billion government technology firm that serves the U.S. national defense and civilian government agencies. Ms. Townes-Whitley previously was President of U.S. Regulated Industries at Microsoft from July 2018 to September 2021, where she led the company's U.S. sales strategy for driving digital transformation across customers and partners within the public sector and commercial regulated industries. Prior to this, Ms. Townes-Whitley was Corporate VP for Global Industry at Microsoft, a role she held since 2015. Before starting with Microsoft, Ms. Townes-Whitley worked for CGI Corporation, an information technology and business consulting services firm, from 2010 to 2015. During her tenure at CGI, Ms. Townes-Whitley held the positions of President and Chief Operating Officer from 2012 to 2015 and SVP, Civilian Agency Programs from 2010 to 2012. From 2002 to 2010, Ms. Townes-Whitley held various senior leadership positions at Unisys Corporation, a global information technology company that provides a portfolio of information technology services, software, and technology.

Impact on Board

- Extensive background in the technology industry and with driving digital transformations
- Leads a company of approximately 24,000 employees, resulting in significant knowledge of human capital management topics
- ESG expertise, including by representing Microsoft on the World Business Council for Sustainable Development, participating in the establishment of Microsoft's framework and plan for social equity, and leading Microsoft's Artificial Intelligence Ethics Program

Select Professional and Community Contributions

- Director of the Thurgood Marshall College Fund
- Director, Catalyst Organization
- Advisory Board Member for the Princeton University Faith & Work Initiative
- Former Trustee of Johns Hopkins Medicine

Current Public Company Boards

- SAIC

Other Public Company Boards in the Past Five Years

- Empowerment & Inclusion Capital I Corp.
- Marathon Petroleum Corporation
- The PNC Financial Services Group, Inc.



Jeffery W. Yabuki

Chairman and CEO, InvestCloud

Chairman and Founding Partner, Motive Partners

Age: 64

Director Since: 2023

Independent

United States

Committee Membership

- Management Compensation
- Nominating & ESG

Career Highlights

Jeffery W. Yabuki has served since January 2024 as Chairman and CEO of InvestCloud, a global provider of wealth and asset management solutions, as well as since September 2021 as Chairman and Founding Partner of Motive Partners, a next-generation investment firm focused on technology-enabled companies that power the financial services industry. He previously served as the CEO of Fiserv, Inc., a global leader in financial services and payments technology, from December 2005 to December 2020. From 2005 to June 2019, Mr. Yabuki served as a member of the Board of Directors of Fiserv and from July 2019 to June 2020 as the Executive Chairman of the Board of Directors. Before joining Fiserv, Mr. Yabuki served as EVP and Chief Operating Officer for H&R Block, Inc., a financial services firm, from 2002 to 2005. From 2001 to 2002, he served as EVP of H&R Block and from 1999 to 2001, he served as the President of H&R Block International. From 1987 to 1999, Mr. Yabuki held various executive positions with American Express Company, a financial services firm, including President and CEO of American Express Tax and Business Services, Inc.

Impact on Board

- Significant leadership experience of a highly complex global financial services company
- Broad knowledge of fintech, payments, anti-financial crime, and corporate strategy
- Extensive service on the boards of several large public companies

Select Professional and Community Contributions

- Founder of The Yabuki Family Foundation
- Chair of the Milwaukee Art Museum Board of Trustees
- Trustee at the Los Angeles County Museum of Art
- Director of Project Healthy Minds
- Sheldon B. Lubar Executive in Residence at the Lubar College of Business at the University of Wisconsin-Milwaukee

Current Public Company Boards

- Royal Bank of Canada: Human Resources Committee, Risk Committee
- Sportradar Group AG (Board Chair)

Other Public Company Boards in the Past Five Years

- Fiserv, Inc.
- SentinelOne, Inc.



Alfred W. Zollar

Executive Advisor, Siris Capital Group, LLC

Age: 69

Director Since: 2019

Independent

United States

Committee Membership

- Audit & Risk
- Nominating & ESG

Career Highlights

Alfred W. Zollar has been an Executive Advisor with Siris Capital Group, LLC since March 2021. Previously, he was an Executive Partner since February 2014. Mr. Zollar retired from IBM in January 2011 following a 34-year career. Mr. Zollar was formerly general manager of IBM Tivoli Software from July 2004 until January 2011, where he was responsible for the executive leadership, strategy, and P&L of the Tivoli Software. Previously, Mr. Zollar was general manager, IBM iSeries, where he was responsible for the executive leadership, strategy, and P&L of the iSeries (formerly AS/400) server product line. Prior to that, he held senior management positions in each of IBM's diverse software businesses, including general manager of IBM Lotus Software.

Impact on Board

- Career technologist with skills in product development, customer satisfaction, and strategy
- Broad leadership experience, including senior management positions in every IBM software group division
- Extensive service on the boards of several large public companies

Select Professional and Community Contributions

- Director of EL Education
- Director of the Eagle Academy Foundation
- Trustee of the UC San Diego Foundation
- Lifetime Member of the National Society of Black Engineers
- Member of the Executive Leadership Council

Current Public Company Boards

- International Business Machines Corporation: Directors and Corporate Governance Committee
- The Bank of New York Mellon Corporation: Risk Committee, Technology Committee (Chair)

Other Public Company Boards in the Past Five Years

- Public Service Enterprise Group Incorporated
- Red Hat, Inc.

Board Committees

Our Board has four standing Committees: Audit & Risk, Finance, Management Compensation, and Nominating & ESG. Each of these Committees, other than the Finance Committee, consists exclusively of independent directors. The Chair of each Committee reports to the Board on the topics discussed and actions taken at each meeting. Each of these Committees operates under a written charter that includes the Committee's duties and responsibilities. A description of each standing Committee is included on the following pages.

Audit & Risk Committee

Key Objectives:

- Oversees Nasdaq's financial reporting process and reviews the financial statements and disclosures in the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, and quarterly earnings releases.
- Appoints, retains, approves the compensation of, and oversees the independent registered public accounting firm.
- Reviews the adequacy and effectiveness of Nasdaq's internal control framework and Sarbanes-Oxley compliance program.
- Reviews and approves or ratifies all related person transactions, as further described below under "Certain Relationships and Related Transactions."
- Reviews and discusses with management Nasdaq's compliance programs, Global Employee Ethics Program, and SpeakUp! Program (which includes the confidential whistleblower process).
- Reviews and discusses with management the Company's Enterprise Risk Framework, including risk governance structure, risk assessment, and risk management practices and guidelines.
- Reviews and discusses with management the adequacy and effectiveness of Nasdaq's privacy and technology controls, including the Company's Information Security program, and approves the Information Security Charter and Information Security Policy.
- Oversees the Internal Audit function, including approval of the annual Internal Audit plan, review of the function's effectiveness according to industry standards, and discussion of the adequacy of budget and staffing.
- Reviews the appointment, replacement, removal, and remuneration of the Chief Audit Executive.
- Reviews and recommends to the Board for approval the Company's regular dividend payments.
- Reviews and discusses with management the Company's crisis preparedness regarding varied scenarios including geopolitical matters and cybersecurity incidents.



Thomas A. Kloet (Chair)



Charlene T. Begley



Toni Townes-Whitley



Alfred W. Zollar

15

Meetings

2023 Highlights:

- Discussed information security topics, including the cybersecurity threat landscape, Nasdaq's cybersecurity strategic plan, Nasdaq's insider threat and vulnerability management programs, Adenza's information security program, and the SEC's cybersecurity disclosure rule.
- Engaged with certain third-party vendors that Nasdaq may use in the event of a cybersecurity incident involving the Company.
- Reviewed the pro forma financial statements for the Adenza acquisition and discussed the Adenza integration strategy.
- Received briefings on: Nasdaq's tax profile; Nasdaq's anti-corruption, anti-money laundering and sanctions compliance programs; Nasdaq's litigation matters; Nasdaq's revenue recognition policies; Nasdaq's corporate insurance program; and the annual review of impairment testing.
- Conducted the annual review of the independent auditor relationship and recommended the retention of Ernst & Young LLP as the Company's independent auditor.
- Approved Nasdaq's policy on the use of non-GAAP measures and reviewed non-GAAP disclosures.
- Received updates on third party risk management.

Risk Oversight Role:

- Receives regular updates on risk matters from Group Risk Management and other functions within Nasdaq.
- Approves Nasdaq's Risk Appetite Statement and recommends to the Board for approval the Company's ERM Policy.
- Receives periodic reports on risk tolerances that measure management's compliance with the risk appetite.
- Reviews and discusses with management internal control and risk management frameworks designed to manage current organizational risks, including information security and emerging risks.

Independence:

- Each member of the Audit & Risk Committee is independent as defined in Rule 10A-3, adopted pursuant to the Sarbanes-Oxley Act of 2002, and in accordance with the listing rules of The Nasdaq Stock Market.
- The Board determined that Mr. Kloet and Ms. Begley are "audit committee financial experts" within the meaning of SEC regulations and each also meets the "financial sophistication" standard of The Nasdaq Stock Market.
- In addition to serving as the Chair of the Audit & Risk Committee, Mr. Kloet also serves as the Chair of the Boards of our U.S. exchange subsidiaries and their Regulatory Oversight Committees. We believe this enhances the Audit & Risk Committee's oversight of our U.S. exchanges.

Finance Committee

Key Objectives:

- Reviews and recommends, for approval by the Board, the capital plan of the Company, including the plan for repurchasing shares of the Company's common stock and the proposed dividend plan.
- Reviews and recommends, for approval by the Board, significant mergers, acquisitions, and business divestitures.
- Reviews and recommends, for approval by the Board, significant capital market transactions and other financing arrangements.
- Reviews and recommends, for approval by the Board, significant capital expenditures, lease commitments, and asset disposals, excluding those included in the approved annual budget.

2023 Highlights:

- Reviewed and recommended Board approval of the Adenza acquisition and related financing, which included the issuance of approximately $5 billion in senior notes, a $600 million term loan, and approximately $290 million of commercial paper.
- Conducted a comprehensive review of the capital plan for Board approval, including updates to the capital plan following the completion of the Adenza acquisition to reflect debt deleveraging and share repurchase commitments.
- Reviewed and recommended Board approval of an increase to our share repurchase program to an aggregate of $2 billion, enabling the Company to continue share repurchases, including repurchases in the future to offset dilution from the equity issued in connection with the Adenza acquisition.
- Advised the Board on the 10% increase in Nasdaq's quarterly dividend payment from $0.20 to $0.22 per share.
- Received regular reports on the M&A environment and Nasdaq's pipeline of potential strategic transactions.
- Received an update on Nasdaq's minority investment activities through the Nasdaq Ventures portfolio.
- Received updates on Nasdaq's investor relations program.

Risk Oversight Role:

- Monitors operational and strategic risks related to Nasdaq's financial affairs, including capital structure and liquidity risks.



Johan Torgeby (Chair)



Melissa M. Arnoldi



Adena T. Friedman



Essa Kazim



Holden Spaht

5

Meetings

Management Compensation Committee

Key Objectives:

- Establishes and annually reviews the executive compensation philosophy and strategy.
- Reviews and approves the executive compensation and benefit programs applicable to Nasdaq's executive officers, including the base salary, incentive compensation, and equity awards. Any executive compensation program changes solely applicable to the Chair and CEO are submitted to the Board for final approval.
- Reviews and approves the performance goals for executive officers. For the Chair and CEO, these items are referred to the Board for final approval.
- Reviews and approves the target total compensation (base salary plus target bonus plus face value of long-term incentive opportunities) for non-executive officer new hires with target total compensation in excess of $3,000,000 and equity awards to non-executive officers valued in excess of $2,000,000.
- Evaluates the performance of the Chair and CEO, together with the Nominating & ESG Committee.
- Reviews the succession and development plans for executive officers and other key talent.
- Establishes and annually monitors compliance with the mandatory stock ownership guidelines.
- Reviews the results of any shareholder advisory votes on executive compensation and any other feedback on executive compensation that may be garnered through the Company's ongoing shareholder engagement.

2023 Highlights:

- Reviewed Nasdaq's evolving rewards program, including with respect to compensation program design and at-risk percentage profile, in connection with Nasdaq's ongoing transformation.
- Reviewed Nasdaq's pay equity analysis.
- Considered the effectiveness of the annual and long-term incentive plans to continue to support Nasdaq's strategy and compensation structure.
- Reviewed the succession and development plans for all EVPs and their direct reports.
- Reviewed and recommended Nasdaq's revised incentive recoupment, or "clawback," policy.
- Received briefings on regulatory developments, including the SEC rules and regulations regarding pay versus performance disclosure, Rule 10b5-1 plans, and clawback policies.
- Reviewed and recommended the termination of Nasdaq's previously frozen pension plan following contributions from the Company of pension plan assets sufficient to settle its liabilities.

Risk Oversight Role:

- Evaluates the effect the compensation structure may have on risk-related decisions.

Independence:

- Each member of the Management Compensation Committee is independent and meets the additional eligibility requirements set forth in the listing rules of The Nasdaq Stock Market.



Steven D. Black (Chair)



Melissa M. Arnoldi



Michael R. Splinter



Toni Townes-Whitley



Jeffery W. Yabuki



8

Meetings

Nominating & ESG Committee

Key Objectives:

- Determines the skills and qualifications necessary for the Board, develops criteria for selecting potential directors, and manages the Board refreshment process.
- Identifies, reviews, evaluates, and nominates candidates for annual elections to the Board.
- Leads the annual assessment of effectiveness of the Board, Committees, and individual directors.
- Together with the Management Compensation Committee, leads the annual performance assessment of the Chair and CEO.
- Identifies and considers emerging corporate governance issues and trends.
- Reviews feedback from engagement sessions with investors and determines follow-up actions and plans.
- Reviews and recommends the Board and Committee membership and leadership structure.
- Reviews and recommends to the Nasdaq Board for election by the Board, candidates for election as officers of Nasdaq that qualify as Section 16 officers and as "principal officers," as that term is defined in the Nasdaq By-Laws.
- Oversees environmental and social matters as they pertain to the Company's business and long-term strategy and identifies and brings to the attention of the Board current and emerging environmental and social trends and issues that may affect the business operations, performance, and public image of Nasdaq.
- Provides oversight for Nasdaq's environmental and social policies, practices, initiatives, and reporting, including those related to environmental sustainability, social and ethical issues, human capital management, responsible sourcing, and community involvement.
- Reviews and approves the annual Sustainability Report, the TCFD Report, and related Indexes.

2023 Highlights:

- Focused on Nasdaq's ongoing Board refreshment, including the identification, assessment, and recommendation of three new directors, Jeffery W. Yabuki, Holden Spaht, and Kathryn A. Koch.
- Considered shareholder feedback from engagement sessions, the 2023 Annual Meeting of Shareholders, and publicly available sources.
- Received briefings on ESG topics, such as Nasdaq's culture evolution, governance trends, priorities for public company boards, and Nasdaq's Purpose Program.
- Monitored the achievement of Nasdaq's corporate ESG goals.
- Received a climate-related director education briefing.

Risk Oversight Role:

- Oversees risks related to the Company's ESG issues, trends, and policies.
- Monitors the independence of the Board.

Independence:

- Each member of the Nominating & ESG Committee is independent, as required by the listing rules of The Nasdaq Stock Market.



Charlene T. Begley (Chair)



Steven D. Black



Michael R. Splinter



Jeffery W. Yabuki



Alfred W. Zollar

7
Meetings

Director Compensation

Our Board compensation policy establishes the compensation of our non-employee directors. Every two years, the Management Compensation Committee reviews the director compensation policy, considers a competitive market analysis of director compensation data, and recommends changes, if any, to the policy to the Board for approval.

The director compensation policy most recently was amended in June 2023, primarily to increase the annual retainer for Board Members by $10,000 to a total of $85,000. The other compensatory amounts set forth in the Board compensation policy were not changed pursuant to the June 2023 plan amendment.

The following table reflects the compensation elements for non-employee directors for the current compensation year, which began immediately following the 2023 Annual Meeting of Shareholders and ends with the 2024 Annual Meeting. Our CEO, Ms. Friedman, does not receive any compensation for serving as Chair or as a director.

Compensation Policy for Non-Employee Directors

Item	June 2023- June 2024
Annual Retainer for Board Members	$85,000
Additional Annual Retainer for Lead Independent Director	$75,000
Annual Equity Award for All Board Members (Grant Date Market Value)	$260,000
Annual Audit & Risk Committee Chair Compensation	$40,000
Annual Management Compensation Committee Chair Compensation	$30,000
Annual Finance and Nominating & ESG Committee Chair Compensation	$20,000
Annual Audit & Risk Committee Member Compensation	$20,000
Annual Management Compensation and Nominating & ESG Committee Member Compensation	$10,000
Annual Finance Committee Member Compensation	$5,000

Each non-employee director may elect to receive the annual retainer in cash (payable in equal semi-annual installments) or equity. Each non-employee director also may elect to receive Committee Chair and/or Committee member fees in cash (payable in equal semi-annual installments) or equity.

The annual equity award and any equity elected as part of the annual retainer or for Committee Chair and/ or Committee member fees are awarded automatically on the date of the Annual Meeting of Shareholders immediately following election and appointment to the Board.

All equity paid to Board members consists of RSUs that vest in full one year from the grant date. The number of RSUs to be awarded is calculated based on the closing market price of our common stock on the date of the Annual Meeting. Directors appointed to the Board after the Annual Meeting receive a pro-rata equity award. Unvested equity is forfeited in certain circumstances upon termination of the director's service on the Board.

Directors are reimbursed for business expenses and reasonable travel expenses for attending Board and Committee meetings. Non-employee directors do not receive our retirement, health, or life insurance benefits. We provide each non-employee director with director and officer liability insurance coverage, as well as business accident travel insurance for and only when traveling on behalf of Nasdaq.

Stock Ownership Guidelines

Under our stock ownership guidelines, our non-employee directors must maintain a minimum ownership level of two times the annual equity award.

Shares owned outright, through shared ownership, and in the form of vested and unvested restricted stock are considered in determining compliance with these stock ownership guidelines. Exceptions to this policy may be necessary or appropriate in individual situations, and the Chair of the Board may occasionally approve such exceptions. New directors must obtain the minimum ownership level four years after their initial election to the Board. All of the directors were in compliance with the guidelines as of December 31, 2023.

Director Compensation Table

The table below summarizes the compensation paid by Nasdaq to our non-employee directors for services rendered during the fiscal year ending December 31, 2023.

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3,4,5]	Total ($)
Melissa M. Arnoldi	$87,500	$256,126	$343,626
Charlene T. Begley	$120,000	$256,126	$376,126
Steven D. Black	—	$379,257	$379,257
Essa Kazim	—	$344,738	$344,738
Thomas A. Kloet[6]	$165,000	$379,257	$544,257
John David Rainey[7]	—	—	—
Holden Spaht[8]	$12,295	$163,615	$175,910
Michael R. Splinter	—	$423,539	$423,539
Johan Torgeby	$92,500	$256,126	$348,626
Toni Townes-Whitley	$110,000	$256,126	$366,126
Jeffery W. Yabuki	—	$359,532	$359,532
Alfred W. Zollar	—	$378,510	$378,510

(1)   Adena T. Friedman is not included in this table as she is an employee of Nasdaq and thus receives no compensation for her service as a director. For information on the compensation received by Ms. Friedman as an employee of the Company, see "Executive Compensation."

(2)   The differences in fees earned or paid in cash reported in this column primarily reflect differences in each individual director's election to receive the annual retainer and Committee service fees in cash or in the form of RSUs. These elections are made at the beginning of the Board compensation year and apply throughout the year. In addition, the difference in fees earned or paid also reflects individual Committee service.

(3)   The amounts reported in this column reflect the grant date fair value of the stock awards computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in Note 11 to the Company's audited financial statements for the fiscal year ended December 31, 2023 included in our Form 10-K. The differences in the amounts reported among non-employee directors primarily reflect differences in each individual director's election to receive the annual retainer and Committee service fees in cash or in the form of RSUs.

(4)   These stock awards, which were awarded on June 21, 2023 to all the non-employee directors elected to the Board on that date, represent the annual equity award and any portion of annual retainer or Committee service fees that the director elected to receive in equity. Each non-employee director received the annual equity award, which consisted of 5,142 RSUs with a grant date fair value of $256,126. Mr. Splinter elected to receive his Lead Director retainer payment in equity so he received an additional 2,966 RSUs with a grant date fair value of $147,738. Directors Black, Kazim, Kloet, Yabuki, and Zollar elected to receive all of their annual retainers in equity, so they each received an additional 1,681 RSUs with a grant date fair value of $83,731. In addition, individual directors received the following amounts in equity, in lieu of cash, as payment for Committee service fees: Mr. Black (791 RSUs with a grant date fair value $39,400); H.E. Kazim (98 RSUs with a grant date fair value of $4,881); Mr. Kloet (791 RSUs with a grant date fair value of $39,400); Mr. Splinter (395 RSUs with a grant date fair value of $19,675); Mr. Yabuki (395 RSUs with a grant date fair value of $19,675); and Mr. Zollar (776 RSUs with a grant date fair value of $38,653). Mr. Zollar was also awarded 183 RSUs, which vested on the date of grant, as compensation for additional Board Committee service during the Board term ended June 21, 2023. Since he was appointed to the Board after the start of the compensation year, Mr. Spaht received a pro-rata annual equity award on November 27, 2023 of 3,001 RSUs with a grant date fair value of $163,615. The grant date fair value of the equity awards reported in this footnote have been computed in accordance with FASB ASC Topic 718.

(5)   The aggregate numbers of unvested RSUs and vested shares granted under the Equity Plan and beneficially owned by each non-employee director as of December 31, 2023 are summarized in the following table. All unvested RSUs reported in the table are scheduled to vest on June 21, 2024. This table reflects shares acquired by the non-employee directors under the Equity Plan. For further information on each director's Nasdaq holdings, please see "Security Ownership of Certain Beneficial Owners and Management."

Director	Number of Unvested RSUs	Number of Vested Shares
Melissa M. Arnoldi	5,142	37,071
Charlene T. Begley	5,142	36,459
Steven D. Black	7,614	140,469
Essa Kazim	6,921	128,103
Thomas A. Kloet	7,614	76,029
John David Rainey	—	7,000
Holden Spaht	3,001	—
Michael R. Splinter	8,503	206,601
Johan Torgeby	5,142	3,324
Toni Townes-Whitley	5,142	7,929
Jeffery W. Yabuki	7,218	—
Alfred W. Zollar	7,416	32,982

(6) Fees Earned or Paid in Cash to Mr. Kloet include fees of $165,000 for his service as Chair of the Boards of our U.S. exchange subsidiaries and their Regulatory Oversight Committees. Fees earned for Board and Committee service to our exchange subsidiaries are paid only in cash. Mr. Kloet directed all of the cash fees to a 501(c)(3) charity for this reporting year.

(7) Mr. Rainey resigned from the Board effective as of February 28, 2023, and did not recieve any director compensation during 2023.

(8) Fees earned by Mr. Spaht were paid to Thoma Bravo Advisors, L.P.

Governance

Governance Highlights

We are committed to good corporate governance, which is a critical factor to help promote the long-term interests of our shareholders, strengthen our Board and management accountability, and build trust in the Company. Our governance highlights are summarized below, followed by more in-depth descriptions of the key aspects of our governance structure. The Board believes that its governance practices provide a structure that allows it to set objectives and monitor performance, ensure the efficient use of corporate resources, and enhance shareholder value.

Board Composition and Processes

- Continuous Board refreshment emphasizing diverse thought and experience
- 11 of 12 director nominees are independent
- Lead Independent Director with robust duties and oversight responsibilities
- Independent Audit & Risk, Management Compensation, and Nominating & ESG Committees
- Opportunity for Executive Session (without management present) at every Board and Committee meeting
- Annual evaluations of the Board and each Committee, along with individual director self-assessments
- Rigorous stock ownership guidelines, including at least 2x the annual equity award for each director
- No director may serve on more than four public company boards (including the Nasdaq Board), without specific approval from the Audit & Risk Committee and Nominating & ESG Committee
- Ongoing review of strategic planning and capital allocation for long-term value creation for shareholders
- Comprehensive risk oversight by the full Board under Audit & Risk Committee leadership
- Commitment to continuous learning and director education
- Board oversight of human capital management, including culture and DEI
- Independent Internal Audit Department under the leadership of a Chief Audit Executive who reports directly to the Audit & Risk Committee

Shareholder Rights

- Robust, year-round shareholder engagement program
- 15% threshold for shareholders to call a special meeting
- Proxy access allowing holders of 3% of our stock for three years to include up to two nominees (or nominees representing 25% of the Board) in our proxy
- Annual election of directors, with majority voting in uncontested elections
- No "poison pill"
- Annual advisory vote on executive compensation
- Shareholder communication process for communicating with our Board

Corporate Governance Framework

Our governance framework focuses on the interests of our shareholders. It is designed to promote governance transparency and ensure our Board has the necessary tools to review and evaluate our business operations and make decisions that are independent of management and in the best interests of our shareholders. Our goal is to align the interests of shareholders, directors, and management while complying with, or exceeding, the requirements of The Nasdaq Stock Market and applicable law.

This governance framework establishes the practices our Board follows with respect to oversight of:

- our corporate strategy for long-term value creation;
- capital allocation;
- risk management, including risks relating to information security and the protection of our market systems;
- our human capital management program, corporate culture initiatives, and ethics program;
- our corporate governance structures, principles, and practices;
- Board refreshment and executive succession planning;
- executive compensation;
- corporate sustainability, including our ESG program and environmental and social initiatives; and
- compliance with local regulations and laws across our business lines and geographic regions.

Key Corporate Governance Documents

Nasdaq's commitment to governance transparency is foundational to our business. This commitment is reflected in our governance documents listed below, which are all available online at ir.nasdaq.com.

- Amended and Restated Certificate of Incorporation
- Board of Directors Duties & Obligations
- By-Laws
- Code of Conduct for the Board of Directors
- Committee Charters
- Corporate Governance Guidelines
- Procedures for Communicating with the Board of Directors

Board Leadership Structure

Nasdaq's governance framework provides the Board with the flexibility to select the appropriate leadership structure for the Board. In making determinations regarding the leadership structure, the Board considers the facts and circumstances at the time, including the specific needs of the business and a structure in the best interests of the Company and our shareholders.

The Board is led by a Chair, who is elected annually by the Board. The general duty of the Chair is to provide leadership on the Board, including setting Board and corporate culture, building consensus around Nasdaq's strategy, and providing direction as to how the Board operates. The current leadership structure is comprised of a combined Chair and CEO, a Lead Independent Director, Board Committees led by independent directors, and active engagement by all directors. Eleven of 12 of our directors will be independent, assuming that all of the director nominees are elected at the 2024 Annual Meeting.

Effective as of January 1, 2023, the independent members of the Board unanimously elected our CEO, Adena T. Friedman, as the Chair of the Board, and appointed Michael R. Splinter, the former Chair, as Lead Independent Director. The Board believes that having Ms. Friedman as the Chair and CEO allows the Company to convey our short-term and long-term strategy with a single voice to our shareholders, customers, regulators, and other stakeholders, particularly as we continue the realignment of our business and operations following the acquisition of Adenza in November 2023. Ms. Friedman's leadership, deep understanding of our business gained by more than 30 years in the finance industry, knowledge of our operations, and broad role in the international financial ecosystem were all contributing factors to the Board's decision to unify the Chair and CEO roles.

The Board recognizes that when the positions of Chair and CEO are combined, or when the Chair is not an independent director, it is imperative that the Board elect a strong Lead Independent Director with a clearly defined role and robust set of responsibilities. Simultaneously with the appointment of the Lead Independent Director, the Board amended the Company's Corporate Governance Guidelines to provide additional, clearly defined duties for the Lead Independent Director, which are based on best practices. These duties are outlined in the following section.

Mr. Splinter has complex, global technology business leadership experience, public company governance expertise, and an extensive background in management development, compensation, and succession planning that the Board believes amplifies his role as Lead Independent Director. Each term of service in the Lead Independent Director position is one year.

Our Board believes that our current structure, led by Ms. Friedman and Mr. Splinter, allows the Board to focus on significant strategic, governance, and operational issues; provides critical and effective leadership; and fosters a Board environment in which our independent directors can work together, provide oversight of our performance, and hold our management and senior leadership accountable, all of which we believe will benefit the long-term interests of our shareholders.

Current Leadership Structure



Adena T. Friedman
Combined
Chair and CEO



Michael R. Splinter
Independent
Lead Independent Director

Independent Committee Chairs



Thomas A. Kloet
Audit & Risk



Johan Torgeby
Finance



Steven D. Black
Management
Compensation



Charlene T. Begley
Nominating
& ESG

Active Engagement by All Directors

Duties and Responsibilities

The duties and responsibilities of the Chair, CEO, and Lead Independent Director include, but are not limited to, the items described in the accompanying table below.



Adena T. Friedman

Chair

✓ Presides at all meetings of the Board and shareholders

✓ Together with the Lead Independent Director, reviews and approves the meeting agendas and schedules to assure content and sufficient time for discussion of all agenda items

✓ Facilitates and encourages communication between management and the Board

CEO

✓ Supervises the business and affairs of the Company under the oversight of the Board

✓ Develops and executes our strategy against our short- and long-term objectives

✓ Builds and oversees the Management Committee



Michael R. Splinter

Lead Independent Director

✓ Presides at all meetings of the Board at which the Chair is not present

✓ Presides during Executive Sessions of the Board

✓ Calls meetings of the independent directors or the Board, as appropriate

✓ Facilitates discussion and open dialogue among the independent directors during Board meetings, Executive Sessions, and outside of Board meetings

✓ Briefs the Chair and CEO on issues discussed during Executive Sessions

✓ Serves as a liaison among the Chair and CEO and the other directors

✓ Together with the Chair and CEO, approves Board meeting agendas and schedules to assure content and sufficient time for discussion of all agenda items

✓ Authorizes the retention of advisors and consultants who report directly to the Board, when appropriate (Board Committees retain their own authority to engage advisors and consultants)

✓ Reviews and reports on the results of the Board and Committee assessments

✓ Discusses Board and Committee performance, effectiveness, and composition (including feedback from individual directors) with the Chair and CEO and meets individually with independent directors as needed

✓ Is available for consultation and direct communication with major investors and other stakeholders upon request

Board Independence

Nasdaq's common stock is currently listed on The Nasdaq Stock Market and Nasdaq Dubai. The listing rules of The Nasdaq Stock Market require a majority of our directors to be independent, while the Markets Rules of the Dubai Financial Services Authority require that at least one third of the Board should comprise non-executive directors, of which at least two non-executive directors should be independent.

In order to qualify as independent under the listing rules of The Nasdaq Stock Market, a director must satisfy a two-part test. First, the director must not fall into any of several categories that would automatically disqualify the director from being deemed independent. Second, no director qualifies as independent unless the Board affirmatively determines that the director has no direct or indirect relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Under the Nasdaq Dubai listing rules and the Markets Rules of the Dubai Financial Services Authority, a director is considered independent if the Board determines the director to be independent in character and judgment and to have no commercial or other relationships or circumstances that are likely to affect, or could appear to impair, the director's judgment in a manner other than in the best interests of the Company.

Nasdaq conducts an annual review of the independence of our directors, and the Board has determined that 11 out of 12 of our current directors, as well as our newest director nominee, are independent as defined by both the listing rules of the Nasdaq Stock Market and Nasdaq Dubai, as described above. As Nasdaq's CEO, Ms. Friedman is deemed not independent.

None of the current or newly nominated directors are party to any arrangement with any person or entity other than the Company relating to compensation or other payments in connection with the director's or nominee's candidacy or service as a director, other than arrangements that existed prior to the director's or nominee's candidacy.

The Board believes that a key element to effective, independent oversight is that the independent directors meet in Executive Session regularly without Company management present. As such, at each Board meeting, independent directors have the opportunity to meet in Executive Session. The Lead Independent Director of the Board is responsible for chairing the Executive Sessions of the Board and reporting to the Chair and CEO and Corporate Secretary on any actions taken during Executive Sessions. In 2023, the Board met eight times in Executive Session. Additionally, the Board and each Committee have the authority and budget to retain independent advisors, if needed.

Committee Independence and Expertise

All Board Committees, except for the Finance Committee, are comprised exclusively of independent directors, as required by the listing rules of The Nasdaq Stock Market. At each Committee meeting, members of each Board Committee have the opportunity to meet in Executive Session.

Each member of the Audit & Risk Committee is independent as defined in Exchange Act Rule 10A-3, and in the listing rules of The Nasdaq Stock Market. Two members of the Audit & Risk Committee are "audit committee financial experts" within the meaning of SEC regulations and also meet the "financial sophistication" standard of The Nasdaq Stock Market.

Board Diversity

The Board values diversity in evaluating new candidates and seeks to incorporate a wide range of attributes across the Board of Directors and on each of our Committees.

The following matrix is provided in accordance with applicable Nasdaq listing requirements and includes all directors as of April 26, 2024. For our prior year's matrix, please see our 2023 Proxy Statement.

Board Diversity Matrix (As of April 26, 2024)

Total Number of Directors		12		
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity				
Directors	4	8	-	-
Part II: Demographic Background				
African American or Black	1	1	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	1	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	3	6	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

Service on Other Public Company Boards

The Board recognizes that service on other public company boards provides Nasdaq directors with valuable experience that benefits the Company. At the same time, Nasdaq directors must be willing to devote sufficient time to carry out their duties and responsibilities effectively. As set forth in our Corporate Governance Guidelines, which are reviewed annually by the Nominating & ESG Committee and the Board, Nasdaq directors may serve on no more than four public company boards in addition to their Nasdaq Board service without specific approval from the Audit & Risk Committee and the Nominating & ESG Committee. The Nominating & ESG Committee evaluates compliance with this policy at least annually as part of the director nomination process.

Service on other boards and/or committees of other organizations also should be consistent with Nasdaq's conflict of interest policies. Directors may not serve on specific public company boards if prohibited by the Code of Conduct for the Board of Directors.

Strategic Oversight

The Board takes an active role with management to formulate and review our long-term corporate strategy and capital allocation plan for long-term value creation.

The Board and management routinely confer on our execution of our long-term strategic plans, the status of key strategic initiatives, and the principal strategic opportunities and risks facing us. In addition, the Board periodically devotes meetings to conduct an in-depth long-term strategic review with our senior management team. During these reviews, the Board and management discuss emerging technological and macroeconomic trends and short and long-term plans and priorities for each of our divisions.

Additionally, the Board annually discusses and approves our budget and capital allocation plan, which are linked to our long-term strategic plans and priorities. Through these processes, the Board brings its collective, independent judgment to bear on the most critical long-term strategic issues facing Nasdaq.

In 2023, the Board received updates on Nasdaq's corporate strategy at least quarterly, and often more frequently. The Board also held a multi-day strategy session during which it considered the next steps in our strategic pivot, reviewed plans for the Adenza integration, and discussed the competitive landscape, Nasdaq's artificial intelligence and culture strategies, and the near-term strategic priorities for each business division.

For further information on our corporate strategy, see "Item 1. Business—Growth Strategy" in our Form 10-K.

Beyond the Boardroom

To increase each director's engagement and full understanding of our strategy, each new director participates in an extensive onboarding program, which includes meeting with members of our executive leadership team to gain a deeper understanding of Nasdaq's business and operations. Quarterly sessions are also provided to Board members on emerging topics and product demonstrations that help them be a strategic asset in the boardroom. See "Director Orientation and Continuing Education" for more information. Additionally, each director has the opportunity through our Investor Day presentations and other important stakeholder engagements to understand and assess how we communicate our strategy.

Sustainability Oversight

Our Board is committed to overseeing Nasdaq's integration of sustainability principles and practices throughout the enterprise. The Nominating & ESG Committee has formal responsibility and oversight for ESG policies and programs and receives regular reporting on related key matters.

Our internal Corporate ESG Steering Committee is co-chaired by executive leaders and is comprised of a cross-functional group of Nasdaq senior executives. The Corporate ESG Steering Committee serves as the central coordinating body for our ESG strategy, and regularly reports that strategy to the Nominating & ESG Committee.

The Corporate ESG Strategy and Reporting team, which ultimately reports to the CFO, is responsible for execution of our sustainability strategy; communicating our performance, metrics, and ambitions through our annual Sustainability Report, TCFD Report, and related ESG disclosures; and collaborating with various stakeholders across the organization to ensure a timely and accurate data gathering process.

Cybersecurity and Information Security Oversight

Cybersecurity is an integral part of risk management at Nasdaq. The Board recognizes the rapidly evolving nature of threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effect any such incidents may have on us. We use a cross-departmental approach to assess and manage cybersecurity risk, with our Information Security, Legal, Risk and Regulatory, and Internal Audit functions presenting on key topics to the Audit & Risk Committee, which provides oversight of our cybersecurity risks. Our Global Risk Management Committee, which includes our Chair and CEO and other senior executives, assists the Audit & Risk Committee in its cybersecurity risk oversight role.

Our Audit & Risk Committee receives quarterly or, if needed, more frequent reports on cybersecurity and information security matters from our Chief Information Security Officer and his team. This regular reporting to the Audit & Risk Committee includes a cybersecurity dashboard that contains information on cybersecurity controls and from time to time also includes information on projects to strengthen internal cybersecurity, ongoing prevention and mitigation efforts, security features of the products and services we provide our customers, or security events during the period. The Audit & Risk Committee also reviews and discusses recent cyber incidents affecting our industry and the emerging threat landscape.

We periodically engage external advisors to perform an analysis of our information security procedures, which includes a review of program documentation and an overall maturity assessment of Nasdaq's information security programs. These advisors provide recommendations to further enhance our procedures. The findings are then presented to the Audit & Risk Committee of the Board of Directors. Our management team and the Audit & Risk Committee have conducted tabletop exercises and simulations in cybersecurity matters with assistance from internal and outside experts.

For further information regarding our cybersecurity risk management strategy and governance practices, please see "Item 1.C - Cybersecurity" in our Form 10-K.

Data Privacy

Data privacy is vital to our business and we are committed to the protection of the personal data that we process as part of our business and on behalf of our customers. We understand the trust our customers, employees, and members of the public place in us when they share their personal information and to that end, we have established a robust global privacy program with oversight by executive management, an independent Data Protection Officer for our European regulated entities, and at the Board level, our Audit & Risk Committee. Our governance and accountability measures promote core principles of data privacy, while the collaborative effort between our Information Security Team and Legal, Risk and Regulatory Group enables us to meet our regulatory requirements and demonstrate compliance.

Risk Oversight

The Board's role in risk oversight is consistent with our leadership structure, with management having day-to-day responsibility for assessing and managing the Company's risk exposure, and the Board having ultimate responsibility for overseeing risk management with a focus on the most significant risks facing the Company. The Board is assisted in meeting this responsibility by several Board Committees as described under "Our Board — Board Committees." The Audit & Risk Committee receives regular reports relating to operational compliance with the Company's risk appetite and reviews any deviations.

The Board, through the Audit & Risk Committee, approves the Company's risk appetite, which is the boundaries within which our management operates while achieving corporate objectives. In addition, the Board reviews and approves the Company's ERM Policy, which mandates ERM requirements and defines employees' risk management roles and responsibilities.

Under the ERM Policy, we employ an ERM approach that manages risk through objective and consistent identification, assessment, monitoring, and measurement of significant risks across the Company. We classify risks into the following five broad categories.

- **Strategic and Business Risk:** Risk to earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions, or lack of responsiveness to changes in the business environment.
- **Financial Risk:** Risk to our financial position or ability to operate due to investment decisions and financial risk management practices, in particular as it relates to market, credit, capital, and liquidity risks.
- **Operational Risk:** Risks arising from our people, processes, and systems and from external causes, including, among other things, risks related to transaction errors, financial misstatements, technology, information security (including cybersecurity), engagement of third parties, and maintaining business continuity.
- **Legal and Regulatory Risk:** Risks related to data privacy, intellectual property, financial crime, and employment law, among other areas, as well as risks of exposure to civil and criminal consequences while conducting our business operations, such as regulatory penalties, fines, forfeiture, and/or litigation.
- **ESG Risk:** Risks arising from perceived or actual shortcomings in the management of sustainability matters.

Our management has day-to-day responsibility for managing risk arising from our activities, including

making decisions within stated Board-delegated authority; ensuring employees understand their responsibilities for managing risk through a "three lines model of risk management;" and establishing internal controls as well as guidance and standards to implement the ERM Policy. In the "three lines model of risk management," the first line, consisting of the business units and expert teams (i.e., corporate support units), executes core processes and controls. The second line, consisting of the risk, control, and oversight teams, sets policies and establishes frameworks to manage risks. The third line, which is the Internal Audit Department, provides an independent review of the first and second lines.

Our Global Risk Management Committee, which includes our Chair and CEO and other senior executives, assists the Board in its risk oversight role, ensuring that the ERM framework is appropriate and functioning as intended and the level of risk assumed by the Company is consistent with Nasdaq's strategy and risk appetite.

We also have other limited-scope risk management committees that address specific risks, geographic areas, and/or subsidiaries. These risk management committees, which include representatives from business divisions and expert teams, monitor current and emerging risks within their purview to ensure an appropriate level of risk. Together, the various risk management committees facilitate timely escalation of issues to the Global Risk Management Committee, which escalates critical issues to the Board. These risk management committees include the following.

- The Compliance Council identifies, monitors, and addresses regulatory and corporate compliance risks.
- The Technology Risk Committee oversees technology risks within our strategic products and applications.
- The Business Continuity & Crisis Management Committee oversees business continuity and resiliency related risks.
- The Regulatory Capital Committee oversees the global regulatory capital framework for our regulated entities and the level of regulatory capital risk.
- The Supplier Risk Management Committee oversees third party risks related to suppliers.

Risk Oversight Organizational Structure


Audit & Risk Committee
Internal Audit
Global Risk Management Committee
Regulatory Capital Committee
Technology Risk Committee
Compliance Council
Business Continuity & Crisis Management Committee
Supplier Risk Management Committee
Risk, Control, and Oversight Teams
Business Units and Expert Teams

Nasdaq's Group Risk Management Department, which is part of the Legal, Risk and Regulatory Group, oversees the ERM framework, supports its implementation, and aggregates and reports risk information.

Human Capital Management Oversight and Executive Succession Planning

Our Board believes that human capital management oversight and executive succession planning are among its most critical duties. The Board regularly receives updates on Nasdaq's culture and people-related initiatives. In 2023, topics discussed included: an organizational health dashboard; our employee engagement survey results; our DEI initiatives; our talent development and well-being programs; our return-to-office and future-of-work initiatives; and culture implications of the Adenza acquisition.

Both formally on an annual basis and informally throughout the year in Executive Session, the Management Compensation Committee, the Board, and the Chair and CEO review the succession planning and leadership development program. This includes a short-term and long-term succession plan for developing, retaining, and replacing senior officers. These reviews and succession planning discussions take into account desired leadership skills, key capabilities, and experience in light of our current and evolving business and strategic direction. Our directors also have exposure to potential internal succession candidates through Board and Committee presentations and discussions, as well as informal events and interactions throughout the year.

In addition, the Chair and CEO prepares, and the Board reviews, a short-term succession plan that delineates a temporary delegation of authority to certain officers of the Company, if some or all of the senior officers should unexpectedly become unable to perform their duties. The Board also has implemented its own short-term succession plan in the event any of the directors become temporarily incapacitated or unable to act.

Finally, following our annual executive succession planning exercise with our Board, we witnessed a 3% increase in 2023, as compared to 2022, in the diversity of our senior executive succession candidates (considering gender, race, and LGBTQ+ status) due to a focus by our senior executives on identifying and cultivating talent deeper in their organizations.

Board Meetings and Attendance

The Board held 11 meetings during the 2023 fiscal year, and the Board met in Executive Session without management present during eight of those meetings. At each Board or Committee meeting, a quorum consists of a majority of the Board or Committee members. The Board expects its members to meticulously prepare for, join, and participate in all Board and applicable Committee meetings and each Annual Meeting.

Each of the incumbent directors who served for the full year of 2023 attended at least 88% of the meetings of the Board and those Committees on which the director served. In addition to participation at Board and Committee meetings, our directors frequently have individual meetings and other communications with our Chair and CEO, Lead Independent Director, and other members of the leadership team.

Directors are also encouraged to attend our Annual Meeting of Shareholders. All of the current members of the Board who were directors at the time of the Annual Meeting held on June 21, 2023 attended the Annual Meeting.

Shareholder Rights

Nasdaq does not have a classified Board. All directors are elected annually. We also have a majority vote standard for uncontested director elections.

Our proxy access right allows a shareholder, or group of shareholders, that owns at least 3% of our outstanding common stock for three years and complies with certain customary requirements, to nominate candidates for service on the Board and have those candidates included in Nasdaq's proxy materials. Candidates nominated pursuant to this provision may constitute up to the greater of two individuals or 25% of the total number of directors then in office for a particular Annual Meeting of Shareholders.

Shareholders representing 15% or more of outstanding shares for one year can convene a special meeting of Nasdaq's shareholders.

For more on our proactive outreach efforts with our shareholders, see "Shareholder Engagement."

Public Policy Advocacy

As part of our duty to shareholders, employees, and the markets, Nasdaq actively participates in public policy debates in the United States, Europe, and elsewhere. Nasdaq maintains a vigorous global employee education program with respect to the Foreign Corrupt Practices Act and other jurisdictional prohibitions on pay-for-play. Nasdaq does not support any political campaigns, or so-called "Super PACs," directly with Nasdaq funds.

In the United States, Nasdaq has the responsibility to use its voice to educate policymakers and regulators. Nasdaq's advocacy focuses on policies affecting the capital markets. Nasdaq concentrates its efforts on education and outreach and utilizes a modest Political Action Committee, or PAC, program, known as the Nasdaq PAC. The Nasdaq PAC is funded entirely through voluntary employee contributions and supports only federal Congressional campaigns. Nasdaq's PAC is governed by a board of employees who vote on every disbursement.

With respect to our European operations, we focus our advocacy programs on active education and engagement with elected leaders and key policymakers. Our policies in Europe follow prevailing jurisdictional law and preclude any monetary contributions to political parties, candidates, or their designees.

Nasdaq maintains memberships in multiple associations around the globe that serve as important partners for our industry, clients, and employees including the World Federation of Exchanges, Federation of European Securities Exchanges, U.S. Securities Markets Coalition, Equity Markets Association, Partnership for New York City, Business Roundtable, European Association of Clearing Houses, U.S. Chamber of Commerce, TechNet, and others. The actions described above constitute a long-standing practice and risk mitigation policy.

Communicating with the Board

Shareholders and other interested parties may contact the Board, the Chair and CEO, the Lead Independent Director, or other individual directors by writing us at AskBoard@nasdaq.com or c/o Erika Moore, VP, Deputy General Counsel and Corporate Secretary, 805 King Farm Boulevard, Rockville, Maryland 20850.

Complaints or Ethical Concerns?

We have also established mechanisms for receiving, retaining, and addressing ethics and compliance concerns or allegations of misconduct through our SpeakUp! Program. Employees, contractors, and third parties doing business with Nasdaq have multiple channels for raising ethics concerns in a highly confidential and/or anonymous manner. Nasdaq does not tolerate retaliation against anyone who reports potential misconduct regardless of the reporting channel used.

For more on our Code of Ethics, see page 62 or visit ir.nasdaq.com.

Corporate Sustainability

At Nasdaq, our purpose is to advance economic progress for all. We strive not only to become the trusted fabric of the world's financial system, but also to power stronger economies, create more equitable opportunities, build a more inclusive capital markets ecosystem, and contribute to a more sustainable world. Our commitment to leadership in sustainability principles and practices is integrated across our operations, enhancing our competitiveness, resilience, and relationships with our stakeholders. As a financial technology company at the epicenter of capital markets and technology, we are positioned to lead the acceleration of excellence in sustainability both in respect of how we operate internally and by empowering our clients with strategic solutions intended to have a meaningful and sustainable impact.

Our corporate sustainability strategy is designed to solidify our business resilience. We are committed to advancing meaningful sustainability efforts to reverse the negative effects of climate change by minimizing our environmental footprint and delivering market-based innovations that support a net-zero future. We also intend to deepen our culture of diversity, equity, and inclusion as we solidify our position as a destination for the world's leading talent, and to continue to lead with robust governance policies.

Environmental Initiatives

Nasdaq is committed to environmentally friendly business practices and will continue to pursue activities that underscore our commitment to the key environmental initiatives described below.

Optimizing Our Footprint

To ensure the sustainability of our real estate portfolio, we aspire to increase the number of green certifications for our office space design, construction, and operations. In 2023, we achieved three additional LEED Gold certifications, which increased our certifications to 16 and increased the percentage of our portfolio that is green certified to 59%.

Our Environmental Practices Statement and Environmental Management System Policy emphasize our commitment to act as a responsible corporate citizen, endeavoring to lessen our environmental impact and make our operations environmentally efficient.

We are continuing to utilize our Environmental Management System for our real estate and data center portfolios to ensure that environmental opportunities and risks are considered as we make strategic decisions.

We also completed our third TCFD report on our global office and data center locations. The report outlines our climate-related risks and opportunities, the associated impact on our business, our management strategy to address these risks, and related metrics and targets to further address climate risks.

Reducing Our Environmental Impact

Our climate strategy is guided by our two environmental programs: our carbon net-zero program and our carbon neutrality program. Our carbon net-zero program is driven by initiatives to reduce our GHG emissions across Nasdaq's business operations and supply chain, while the focus of our carbon neutrality program is on procuring 100% renewable electricity and high-quality carbon offsets. In 2023, we continued our carbon neutrality program for the sixth consecutive year, and expect to retire our remaining carbon offsets for 2023 by the third quarter of 2024. We plan to expand our carbon neutrality program to include Adenza as we continue our integration efforts.

Nasdaq's near- and long-term science-based emissions reduction targets were approved by the Science Based Targets initiative, or SBTi. The SBTi has verified our long-term, 2050 net-zero science-based target. We have committed to achieving the validated targets described on the next page.

Near-Term Targets
Reduce absolute scope 1 and scope 2 GHG emissions 100% by 2030 from a 2021 base year
Continue annually sourcing 100% renewable electricity through 2030
Reduce absolute scope 3 GHG emissions 50% by 2030 from a 2021 base year
70% of our suppliers by spend covering purchased goods and services and capital goods will set science-based targets by 2027

Long-Term Targets
Maintain a minimum of 100% absolute scope 1 and 2 GHG emissions reductions from 2030 through 2050 from a 2021 base year
Reduce absolute scope 3 GHG emissions 95% by 2050 from a 2021 base year

Decarbonizing Our Supply Chain

In 2023, we expanded our engagement with our top spend vendors, requesting that they share their GHG emissions and emissions reduction strategy. In 2023, we further engaged our suppliers by encouraging them to commit to their own science-based targets.

To the extent practical and feasible, we expect suppliers to provide us with information to support our reporting and transparency commitments related to sustainability and environmental impacts.

Empowering Our Employees

Nasdaq is proactively addressing its business behaviors to focus on sustainability and employee awareness. We offer a variety of employee awareness training on environmental topics, such as supply chain, consumption, waste reduction/recycling, travel, and how individuals can positively impact their communities.

Our Global Green Team brings together Nasdaq employees who are passionate about the environment, publishes internal knowledge-based resources, and works to drive sustainable initiatives through our local offices and communities.

Empowering Our Clients

We support clients and listed companies through a robust portfolio of services and solutions that help them implement their own ESG strategies and communicate critical sustainability milestones to their key stakeholders.



Collect, Measure, & Disclose

Nasdaq Metrio

Provide Oversight, Execute, & Engage

IR Intelligence/ Sustainable Lens

Governance Solutions

Puro.earth

Nasdaq Risk Modeling for Catastrophes

Strategy Setting

ESG Advisory

Research

eVestment
ESG Data Hub

Analyze & Report

ESG Footprint
Nasdaq Sustainable Bond Network

Invest

ESG Indexes
Nasdaq Sustainable Debt Market
Green Equity Designation

ESG Ecosystem

Corporate Community

Investment Community

Serving as a Thought Leader

Nasdaq actively seeks to be a thought leader for the capital markets, investors, our listed company clients, and the public. The Nasdaq Sustainable Bond Network connects issuers of sustainable bonds with investors, providing access to detailed information and data to help investors make informed investment decisions on sustainable bonds.

Through our Green Voices of Nasdaq campaign, investors and issuers discuss methods of leveraging the green bond market to support sustainable development. In 2023, Nasdaq hosted our inaugural NY Climate Week Conference as part of Climate Week NYC. The event convened business leaders and investors to discuss trends and share insights into how to work together to achieve ESG and climate goals that affect the transition to a low-carbon economy.

Nasdaq also has been at the forefront of numerous sustainability-related projects, working groups, and industry initiatives over the last ten years, including currently serving as a member of the UN Sustainable Stock Exchanges Advisory Group on Carbon Markets, the Taskforce on Nature-related Financial Disclosures Forum, and the Advisory Group of the Bloomberg Gender Equality Index.

Human Capital Management

We have continued strengthening our commitment to, and investment in, attracting, retaining, developing, and motivating our employees during 2023. We remain steadfast in bolstering our efforts to create a diverse and inclusive work environment of equal opportunity, where employees feel respected and valued for their contributions, and where Nasdaq and our employees have opportunities to make positive contributions to our local communities.

Talent Development

In 2023, we continued our efforts to attract and retain top talent. Nasdaq seeks to hire world-class and innovative talent across the globe. Our Talent Attraction Team focused on strategic marketing and branding to position Nasdaq as a leading employer of choice for talent in our industry, helping to increase our pool of top candidates for open positions.

We ran targeted attraction campaigns in our major markets using (with permission) local employee stories and photos, and partnered with diverse talent organizations, such as the National Society of Black Engineers, AfroTech, Sistas in Sales, Women in Tech, Information Technology Senior Management Forum, and the Society of Hispanic Professional Engineers, to help improve brand awareness of Nasdaq and attract a higher number of qualified diverse candidates for potential hiring as compared to 2022.

During 2023, we continued a series called the Manager Forum, facilitated by our Chair and CEO and other senior and mid-career leaders, to engage managers in sustained leadership development, alongside our existing formal leadership development curriculum. Our artificial intelligence-driven career development platform, the CareerHub, matches employees, based on their career aspirations, to internal training, potential mentors, short-term projects, and full-time internal roles. This helped us increase our career satisfaction scores in our biannual employee engagement survey and supported employee retention.

2023 Engagement Survey Results

92%
employee participation

87%
feel respected at Nasdaq

91%
are proud to work for Nasdaq

89%
would recommend Nasdaq as a great place to work

We have invested in professional development for our employees, including offering access to a wide array of professional development programs; providing tuition assistance to employees enrolled in degree-granting academic programs; holding internal career fairs and career development programs; connecting employees to our formal mentoring programs; and providing one-on-one professional coaching opportunities.

Culture of Inclusion

At Nasdaq, three pillars guide our DEI efforts: Workforce, Workplace, and Marketplace. Our actions and initiatives under each of these pillars are described below.



Workforce

Ensuring that our employee population is representative of the communities in which we operate

Statistics on the composition of our global workforce by gender, and the composition of our U.S. workforce by gender, race, and ethnicity, are available on our corporate website, along with details about some of our programs and practices to elevate workforce diversity, equity, and inclusion. We will continue to publish our EEO-1 data and comprehensive diversity statistics in our annual Sustainability Report and make them available on our website.

Nasdaq is committed to equitable pay for all people in our workforce. That commitment is embedded within our multifaceted compensation program. As part of that program:

- We have systems in place to establish and review pay upon hire, promotion, and role changes within the Company.
- We have an annual process in place to run a regression analysis on gender (globally) and race/ethnicity (in the U.S.), assessing employee base pay and total compensation (base + bonus + equity).
- When appropriate, we take action based on these systems and annual process.

We have enhanced our human capital analytics capability to continue to deliver on our commitment to the Parity Pledge, which seeks to achieve greater gender diversity in our executive ranks. As a signatory to the Parity Pledge, we fulfilled our commitment to interview female candidates for all externally advertised roles at the VP level and above.



Workplace

Creating a positive, equitable workplace experience for all Nasdaq employees

Nasdaq sponsors 12 employee-led internal affinity networks open to all employees to help advance the professional development and support of our Black, Asian, Hispanic, LGBTQ+, female, disabled, veteran, and parent/caregiver employees and allies. Other networks represent the interests of employees around environmental sustainability as well as professional identities, such as administrative professionals and software engineers. Each employee network is sponsored by one or more senior executives at the SVP and/or EVP level. The networks provide formal and informal development programs and guidance for their members, benefiting our entire workforce through educational events, guest speakers, and volunteering opportunities. In 2023, we added a network for new Nasdaq employees to foster greater collaboration and assistance during the beginning of a new employee's tenure at Nasdaq. For a complete list of our employee networks, see page 128.

In 2023, we expanded our internal training program by offering two new courses aimed at helping managers lead more inclusively, in addition to our two fundamental diversity training classes. In 2023, we graduated our first class of Accelerate(HER), which is our high-potential leadership program for our female employees to enhance their skills. Beginning in 2024, the Accelerate program is open to all employees. Additionally, in 2023 we expanded our leadership development program aimed to help foster community and the development of fundamental leadership skills for employees.

Marketplace

Influencing our peers in the capital market ecosystem and investing in our local communities

During 2023, we built on our momentum from 2022 and furthered our efforts to increase diversity and inclusion in the external marketplace and expanded our efforts to attract diverse new talent to Nasdaq's workforce.

In 2023, Nasdaq was honored with multiple awards, affirming our commitment to excellence and inclusion in human capital management. Nasdaq was named to the Seramount 100 Best Companies, the 2023 Seramount Inclusion Index, and the ParityLIST Best Companies for both Women and People of Color to Advance.

Our dedication to fostering diversity extends globally, as Nasdaq was included in the 2023 Seramount Alliance for Global Inclusion and was named to the 2023 Seramount Global Inclusion Index. We received acknowledgement from the Human Rights Campaign for the fifth consecutive year, underscoring our commitment to LGBTQ+ employees.

Health, Safety, and Well-Being

We are committed to ensuring the safety and well-being of our employees and stakeholders, and complying with local government regulations in the areas in which we operate. Our NasdaqBlend hybrid work program allows employees flexible scheduling combined with in-person collaboration to foster greater levels of connectivity and an improved sense of community across Nasdaq. We offer a suite of benefits to support our employees, including caregiver support, back-up childcare, preventative care programs, and "flex days" (extra time off in addition to vacation) to allow our employees to focus on mental well-being.

Community Impact

Empowering communities worldwide is embedded in our culture and solidifies our unwavering commitment to advancing economic progress for all. In 2023, through strategic initiatives and thoughtful partnerships, we accelerated our efforts globally and strengthened our philanthropic footprint, as outlined in our 2023 Impact Snapshot. Our philanthropic efforts are generally organized within three pillars: the Nasdaq Foundation, the Nasdaq Entrepreneurial Center, and Employee & Corporate Giving.

Nasdaq Foundation

Driven by Nasdaq's Purpose to advance economic progress for all, the Nasdaq Foundation works with organizations that promote and support under-resourced communities by reimagining investor engagement and equipping communities with the financial knowledge needed to share in the wealth that markets create. Through the New Investor Initiative, the Foundation supports a portfolio of programs focused on breaking down overlooked barriers for underserved and underrepresented communities.

The Quarterly Grant Program allows the Foundation to fund and help scale programs that meet its strategic objectives. During 2023, the Nasdaq Foundation provided 13 grants to organizations that seek to fulfill that mission. These grants were awarded to, among others: Defy Ventures, which provides entrepreneur training for formerly incarcerated women and minorities; the "GO Project for the GO Families Financial Literacy Workshop Series" in New York City; and the Global Entrepreneur Network, in partnership with Hello Alice, for the Equitable Access Program aimed at enhancing credit access and financial education to underserved entrepreneurs facing credit challenges.

For more information, please see our Foundation Report.

Nasdaq Entrepreneurial Center

The Nasdaq Entrepreneurial Center, or the Center, is an independent non-profit building a better path for entrepreneurs worldwide. Established in 2014 with the support of the Nasdaq Foundation, the Center has been improving inclusion, access, and knowledge in entrepreneurship. The Center delivers free education to meet the real time needs of entrepreneurs and then translates those needs to actionable data that is shared with policy makers and academic institutions around the world to build more opportunities for all entrepreneurs. For more information, visit thecenter.nasdaq.org.

Employee and Corporate Giving

We are committed to creating lasting, positive change within our Company and the communities we serve. Our employees take pride in being active in our communities and developing relationships in our locations to understand and address critical needs in our communities. Through our Nasdaq GoodWorks Corporate Responsibility Program, we have committed to supporting the communities in which we live and work by providing eligible full and part-time employees two paid days off per year to volunteer. We also match charitable donations of all Nasdaq employees and contractors up to $1,000, or more in certain circumstances, per calendar year. In 2023, Nasdaq employees raised over $450,000, including donations and matches, supporting almost 600 charities worldwide.

Operating with Integrity

Our commitment to integrity remains at the center of all we do. Our ethics and compliance programs and policies and standards of conduct for suppliers are described below.

Global Ethics and Compliance Program

The Nasdaq Global Employee Ethics Program and our corporate compliance programs set standards for conducting business in accordance with our high ethical standards, provide values-based guidance, heighten compliance risk awareness, strengthen decision-making, and drive sound business performance through five pillars.

Executive & Board Leadership

Our Management Committee maintains oversight of Nasdaq's Global Employee Ethics Program and compliance programs through committees, including a Compliance Council chaired by our Chief Legal, Risk and Regulatory Officer. Further oversight is provided through the Board's Audit & Risk Committee, which is responsible for overseeing risks across Nasdaq. Nasdaq's Global Chief Compliance Officer oversees dedicated staff and operations related to the Global Employee Ethics Program and corporate compliance programs.

Policies, Procedures, & Controls

Nasdaq's Code of Ethics and related policies are applicable to all of our directors, employees (including the principal executive officer, the principal financial officer, and the controller and principal accounting officer), and other associates. Our Code of Ethics and related policies outline requirements related to our ethical standards, conflicts of interest, employee trading activities, personal securities trading activities, self-regulatory organization responsibilities, regulatory transparency, whistleblowing responsibilities and protections, antitrust laws, anti-bribery and corruption controls, privacy, data security, sanctions, and trade control laws. As a condition of employment, our employees are required to annually certify compliance with our Code of Ethics and related policies, as well as attest to the accuracy of required ethics and financial disclosures. We maintain procedures, systems, and controls to support compliance with core policy requirements and detect potential violations. Additionally, the Board is governed by a distinct Code of Conduct containing supplemental provisions applicable to directors. The Code of Ethics and the Code of Conduct for the Board are posted on our website.

Risk Assessments

We monitor the primary jurisdictions where we operate for significant changes in law that may impact our business. As part of our annual Code of Ethics and policy review process and through ad hoc reviews, we assess our compliance policies and adjust them as needed to align with updated regulatory requirements and changes to our business. We undertake periodic assessments of our risk relative to relevant compliance risk domains and use such assessments to inform program changes and updates.

Outreach & Training

We perform ongoing training and awareness activities to ensure these policies and requirements are well understood, clear, and practical across the organization. This includes onboarding sessions held with all new hires and employees of acquired companies and mandatory annual ethics and compliance training and certifications for all employees.

Monitoring, Audit, & Response

We undertake regular compliance testing and monitoring, conduct audits to review control design and effectiveness, and respond to situations where potential non-compliance is detected or reported. Corrective action is taken for non-compliance, including disciplinary action (up to and including termination of employment) and disclosure to regulatory bodies when appropriate. Disciplinary action also may include the reduction or elimination of bonuses or other incentive payments. We investigate instances of non-compliance to assess potential patterns of misconduct and incorporate findings into policy enhancements, control improvements, and training and outreach programs.

Whistleblower Program and Protections

To foster an ethical culture where employees are supported in reporting unethical behavior, Nasdaq provides multiple channels for disclosing misconduct under our SpeakUp! Program. One element of this program – the SpeakUp! Line – enables anonymous whistleblowing including as required by applicable laws and regulations. The SpeakUp! Line is operated by a third party that is strictly required to protect the anonymity of the reporting individual when requested by the individual, and the Audit & Risk Committee receives regular reports on the SpeakUp! Line activity.

Employees can contact the appropriate regulator, law enforcement, other government authorities, or others as authorized by applicable law without notifying Nasdaq in advance or first pursuing internal reporting channels. Nasdaq does not tolerate retaliation and provides all legal protections afforded under applicable laws and regulations for individuals reporting alleged misconduct or violations of the law. Nasdaq supports employees by allowing the disclosure of trade secrets in confidence to relevant government authorities without fear of retaliation, regardless of the confidentiality or intellectual property agreements the employee has signed with Nasdaq.

Transparency in ESG Governance

Nasdaq's ESG disclosures, policies, and practice statements, including our Sustainability Report and TCFD Report, are available online in the Nasdaq Corporate ESG Resource Center. Our 2023 Sustainability Report and 2023 TCFD Report will be issued later this year. None of the ESG reports referenced in this section are a part of, or incorporated by reference into, this Proxy Statement.

Recognition

Nasdaq is consistently ranked among the top global and industry leaders for ESG reporting and performance by ESG rating agencies including the following.



MSCI	CDP	Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA	GOLD 2023 ecovadis Sustainability Rating
AAA – CCC Scale	D-A Scale	0-100 Scale	0-100 Scale
AA	A	61 97th Percentile	71 95th Percentile

Note: The MSCI, CDP, CSA, and EcoVadis ESG ratings are as of April 1, 2024. Nasdaq's CSA score was updated to a 61 from a 60 on March 15, 2024. The use by Nasdaq of any MSCI ESG Research LLC or its affiliates ("MSCI") data, and the use of the MSCI logos, trademarks, service marks, or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Nasdaq by MSCI. MSCI services and data are the property of MSCI or its information providers and are provided 'as-is' and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

Executive Compensation

Proposal 2:
Approval of the Company's Executive Compensation on an Advisory Basis

 **The Board unanimously recommends that shareholders vote FOR the approval of the Company's executive compensation on an advisory basis.**

We are asking shareholders to approve, on an advisory basis, the Company's executive compensation as reported in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the executive compensation program and practices described in this Proxy Statement.

We recommend that shareholders read the Compensation Discussion and Analysis that follows. The Compensation Discussion and Analysis describes our executive compensation program and the executive compensation decisions made by our Management Compensation Committee and Board in 2023 in more detail. The compensation tables provide detailed information on the compensation of our NEOs. The Board and the Management Compensation Committee believe that the compensation program for our NEOs has been effective in meeting the core principles described in the Compensation Discussion and Analysis in this Proxy Statement.

In accordance with Section 14A of the Exchange Act and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the 2024 Annual Meeting of Shareholders.

RESOLVED, that the shareholders of Nasdaq, Inc. approve, on an advisory basis, the compensation of Nasdaq's NEOs, as disclosed in the Proxy Statement for Nasdaq's 2024 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the executive compensation tables, and other related tables and narrative disclosure.

This advisory vote is not binding on the Board or the Management Compensation Committee. Although non-binding, the Board and the Management Compensation Committee will review and consider the outcome of the vote when making future decisions regarding our executive compensation program.

At the 2023 Annual Meeting, the Company's shareholders voted for an annual advisory vote regarding the approval of executive compensation. Consistent with this preference, we plan to hold an advisory vote on our executive compensation at each annual meeting of shareholders until the next shareholder vote on Say on Pay frequency.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, provides a summary of our executive compensation program and underlying compensation philosophy. While this CD&A primarily covers the compensation of our 2023 NEOs identified to the right, the principles underlying our compensation philosophy extend throughout the organization, support Nasdaq's growth strategy, and are aligned to create long-term shareholder value.

Table of Contents

Our NEOs



Adena T. Friedman
Chair and CEO



Sarah Youngwood
EVP and CFO



Tal Cohen
President



P.C. Nelson Griggs
President



Brendan Brothers
EVP and Head of
Financial Crime
Management
Technology

Our 2023 NEOs also include Ann M. Dennison, Former EVP and CFO. Ms. Dennison ceased serving as EVP and CFO on December 1, 2023, and served as an advisor to the Company through December 31, 2023.

Executive Summary

Compensation decisions made for 2023 reflected Nasdaq's strong financial and operational performance as well as a continued emphasis on variable, at-risk compensation paid over the long-term. Our compensation program is designed to attract, retain, and empower employees to successfully execute the Company's growth strategy. The building blocks of our Total Rewards Program are described below.

Engage.	Energize.	Retain.	Reinforce.
Engage and excite current and future employees who possess the leading skills and competencies needed for us to achieve our strategy and objectives.	Energize and align employees with the most important priorities, and encourage and reward high levels of performance, innovation, and growth, while not promoting undue risk.	Retain our most talented employees in a highly dynamic, competitive talent market.	Reinforce our cultural values of: Play as a Team, Fuel Client Success, Expand your Mastery, Drive Innovation, Lead with Integrity, and Act Like an Owner.

Business Performance Highlights

Nasdaq completed multiple key strategic initiatives in 2023 while continuing to deliver strong results and create shareholder value. The results demonstrate the strength of our diversified business and our ability to deliver on our longer-term objectives.

- We achieved record revenues in 2023 of $3.9 billion, an increase of 9% from 2022, or an increase of 5% organically excluding the impacts from Adenza and foreign exchange rates, as compared to 2022.

- $2.6 billion in ARR as of December 31, 2023, an increase of 29%, or 6% organically excluding the impacts from Adenza and foreign exchange rates, as compared to 2022. Annualized SaaS revenues increased 26%, or 12% organically, and represented 35% of ARR, or 38% excluding Adenza, as our transition to a scalable platform company continues.

- We completed our acquisition of Adenza in November 2023. In addition to the strategic alignment between Nasdaq and Adenza, Adenza's financial profile is expected to enhance Nasdaq's organic revenue growth rate and improve our operating margins as the deal synergies are achieved. The Adenza acquisition strengthens our risk management, regulatory reporting, and capital markets software offerings, and the Adenza solutions are now part of our new Financial Technology segment.

- We led U.S. exchanges for operating company IPOs with an 81% total win rate in 2023, and 2023 was Nasdaq's fifth consecutive year as the leading U.S. listing exchange in terms of both number of IPOs and proceeds raised.

- Our strong free cash flow enabled us to continue to grow our quarterly dividend program, as we increased our dividend 10% to $0.22 per share during 2023 and recently announced another approximately 10% increase, to $0.24 per share, for 2024 and reiterated our commitment to continue to increase the quarterly dividend payment until 2027.

- We returned more than $700 million to shareholders in 2023 through our share repurchase program and quarterly dividends, and an aggregate of approximately $3.0 billion over the last three years.

Additional 2023 business highlights are described on page 1 of this Proxy Statement.

Compensation Program Highlights

We believe our compensation program enables us to compete successfully for top talent, particularly in a tight labor market, and to build an effective leadership team. It also is designed to encourage decisions and behaviors that align with the short and long-term interests of our shareholders. Highlights include the following.

- **The majority of our NEOs' pay is based on performance and consists largely of equity-based compensation.**

  In 2023, excluding Ms. Youngwood, 88% of our NEOs' total direct compensation was performance-based, or "at-risk", and 65% of our NEOs' total direct compensation was equity-based compensation. Total direct compensation includes base salary, annual cash incentive awards, and equity awards.

- **Annual incentives are based on achievement of rigorous performance goals.**

  In 2023, payments of annual incentives reflected our achievement of performance goals relating to corporate net revenues and corporate operating income (on a run rate basis), in addition to accomplishment of strategic objectives, business unit financial results, and an ESG objective. The resulting payouts to NEOs ranged from 120% to 150% of targeted amounts.

- **We use long-term incentives to promote retention and reward our NEOs.**

  Our main long-term incentive program for NEOs consists primarily of PSUs based on TSR relative to other companies, including the S&P 500 companies and a group of peer companies. Over the three-year period from January 1, 2021 through December 31, 2023, Nasdaq's cumulative TSR was 36.5%, which was at the 63rd percentile of S&P 500 companies and the 85th percentile of peer companies. This TSR performance resulted in performance vesting of PSUs at 167.4% of target shares.

- **Our compensation program is grounded in best practices.**

  Our best practices include strong stock ownership guidelines for directors and executives, no hedging or pledging of Nasdaq stock, a "clawback" policy regarding the recoupment of executive compensation, and no tax gross ups.

- **Our executive compensation program does not encourage excessive risk-taking.**

  The Audit & Risk and Management Compensation Committees closely monitor the risks associated with our executive compensation program and individual compensation decisions. We annually conduct a comprehensive risk assessment of our compensation program.

What We DO	What We DON'T Do
✓ Pay for performance: 100% of annual incentives and 80% of long-term incentive grants are performance-based	✕ Overweight non-performance-based long-term incentives
✓ Maintain an incentive recoupment, or "clawback," policy, including a broad incentive recoupment policy and a supplemental policy in compliance with SEC and Nasdaq listing rules	✕ Pay tax gross-ups
✓ Provide change in control protection that requires a "double trigger" (i.e., both a change in control of the Company and a qualifying loss of employment)	✕ Permit re-pricing of underwater stock options without shareholder approval
✓ Conduct a comprehensive annual risk assessment of our compensation program	✕ Accrue or pay dividends on unearned or unvested equity awards
✓ Conduct an annual executive talent review and discussion on succession planning	✕ Allow hedging or pledging of Nasdaq stock
✓ Maintain robust stock ownership guidelines	✕ Provide ongoing defined benefit pension plans
✓ Provide only limited perquisites, which provide nominal additional assistance to allow executives to focus on their duties	✕ Provide uncapped award opportunities

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Decision-Making Framework

We design our executive compensation program to reward financial performance, operational excellence, effective strategic leadership, and achievement of business unit goals and objectives, which are key elements in driving shareholder value and sustainable growth. The program is also designed to enable us to compete successfully for top talent, particularly in a tight labor market, and to build an effective leadership team. Our compensation program is grounded in best practices and ethical and responsible conduct.

Compensation Philosophy Guiding Principles

On an annual basis, the Management Compensation Committee reviews our compensation philosophy, programs, and practices to ensure that they meet the needs of not only the Company, but also the shareholders. The guiding principles of our compensation philosophy are outlined below.

1

Pay for Performance

A substantial portion of compensation is variable or at-risk and directly linked to Company, business unit, and individual performance.

2

Retention

Our long-term incentive award vesting periods overlap, continually ensuring that a portion of previously granted equity remains unvested.

3

Competitive Pay Levels

Total compensation is sufficiently competitive with industry peers to attract and retain executives with similar levels of experience, skills, education, and responsibilities.

4

Internal Equity

Compensation takes into account the different levels of responsibilities, scope, risk, performance, and future potential of our executives.

5

Collateral Implications

Our total compensation mix encourages executives to take appropriate, but not excessive, risks to improve our performance and build long-term shareholder value.

6

Shareholder Alignment

The financial interests of executives are aligned with the long-term interests of our shareholders through stock-based compensation and performance metrics that correlate with long-term shareholder value.

Say on Pay Results

Each year, we carefully consider the results of our Say on Pay advisory vote from the prior year. At our 2023 Annual Meeting, 94% of the votes cast were in favor of the advisory vote to approve executive compensation. In 2023, we retained the core elements of our executive compensation program, policies, and decisions. We believe our programs continue to appropriately motivate and reward our senior management.

In addition to the perspective provided by the Say on Pay results, we also carefully solicit and consider feedback from our shareholders on executive compensation, corporate governance, and other issues throughout the year. For further information on our shareholder engagement, see "Shareholder Engagement."

How We Determine Compensation

We have established a process for evaluating the performance of the Company, the Chair and CEO, and other NEOs for compensation purposes. On an annual basis, the Board, the Management Compensation Committee, and the Nominating & ESG Committee review our Chair and CEO's performance in Executive Session. As part of their deliberative process, the Management Compensation Committee and Board establish and approve performance goals, evaluate our Chair and CEO's performance against the pre-established goals, and determine appropriate compensation.

The factors considered include:

- performance against annual strategic objectives;

- defining and executing our strategy;

- leadership; and

- the financial performance of the Company.

Ms. Friedman, our Chair and CEO, is compensated only for her role as CEO and not as Board Chair.

With the support of People@Nasdaq, our Chair and CEO develops compensation recommendations for the NEOs and other executive officers and presents the recommendations to the Management Compensation Committee for review and consideration.

However, in accordance with the listing rules of The Nasdaq Stock Market, the Chair and CEO does not vote on executive compensation matters or attend Executive Sessions of the Management Compensation Committee or Board, and the Chair and CEO is not present when her own compensation is being discussed or approved.

Role of Compensation Consultant

In 2023, Exequity, an independent compensation consultant, assisted management in gathering data, reviewing best practices, and making recommendations to the Management Compensation Committee about our executive compensation program. However, Exequity did not determine or recommend the amount or form of executive or director compensation. Exequity did not provide services to Nasdaq or its Board other than executive compensation consulting. In 2023, we paid Exequity $80,811 in fees for competitive market data for executives and outside directors and $376,075 in fees for other executive compensation services.

Competitive Positioning

To evaluate the external competitiveness of our executive compensation program, we compare certain program elements to similar elements used by peer companies. In setting 2023 compensation levels, the Management Compensation Committee used a comprehensive peer group consisting of an aggregate of 28 companies (comprised of 21 companies in our primary

CD&A

peer group and seven in our additional peer group) as the basis for a competitive market analysis of the compensation program for the Chair and CEO and other NEOs. The 2023 peer group was substantially similar to the 2022 peer group. We believe using and disclosing a peer group provides valuable input into compensation levels and program design.

When forming the peer group, we considered potential peers among direct industry competitors and companies in related industries with similar talent needs. After identifying potential peers on this basis, we used the following seven screening criteria to select appropriate peer companies and talent.

- Revenue size

- Market capitalization size

- Financial performance

- Direct exchange competitors

- Financial services companies

- Technology companies

- Companies with global complexity

We believe the current peer group includes an accurate representation of similarly sized industry competitors and/or companies with which we generally compete for executive talent.

Executive Compensation Peer Groups Organized by Industry Segment[1]

Primary Peer Group (for Benchmarking Chair and CEO and other NEOs' compensation)

Consumer Finance	Data Processing & Outsourced Services	Financial Exchanges & Data	Investment Banking & Brokerage	Research & Consulting Services
Discover Financial Services	Automatic Data Processing, Inc.	Cboe Global Markets, Inc.	BGC Partners, Inc.	IHS Markit Ltd.
	Fidelity National Information Services, Inc.	CME Group Inc.	The Charles Schwab Corporation	Verisk Analytics, Inc.
	Fiserv, Inc.	Deutsche Börse AG		
	Mastercard Incorporated	FactSet Research Systems Inc.		
	PayPal Holdings, Inc.	Intercontinental Exchange, Inc.		
	Visa Inc.	London Stock Exchange Group plc		
		Moody's Corporation		
		MSCI Inc.		
		S&P Global Inc.		
		TMX Group Limited		

Additional Peer Group (added to Primary Peer Group for benchmarking EVP and CFO compensation only; used as a secondary, informational reference for Chair and CEO and other NEOs' compensation)

Application Software	Internet & Direct Marketing Retail	Systems Software
Adobe Inc.	eBay Inc.	Gen Digital (formerly NortonLifeLock Inc.)
Citrix Systems, Inc.		
Intuit Inc.		ServiceNow, Inc.
Workday, Inc.		

1. These peer groups differ from the peer group used for the performance graph included in Item 5 of our Form 10-K, which is for stock-performance comparisons. In addition, S&P Global Inc. completed its merger with IHS Markit Ltd. in February 2022, and Citrix Systems, Inc. was acquired by affiliates of Vista Equity Partners and Evergreen Coast Capital Corporation, an affiliate of Elliott Investment Management L.P., in September 2022. However, at the time the 2023 compensation decisions were determined for our NEOs, market data for IHS Markit and Citrix was available and used for compensation decisions for our NEOs.

While the peer group represents a broad group of potential competitors for executive talent across various industries, peer group data serves as only one reference point for the Management Compensation Committee in evaluating our executive compensation program. The Management Compensation Committee uses this data to understand how various elements of our executive compensation program compare to other companies. In addition, the Management Compensation Committee uses multiple categorizations of the aggregate peer group data for each particular NEO role to better understand the competitive landscape for that position. For example, depending on the role of our NEO, the Management Compensation Committee may consider the entire peer group and/or certain subsets of the peer group. For the Chair and CEO and other NEO roles the Primary Peer Group was used for compensation comparisons, which excludes companies in the Application Software, Internet & Direct Marketing Retail, and Systems Software sectors, as discussed above. However, for Ms. Youngwood, our EVP and CFO, the Additional Peer Group was added to the Primary Peer Group in order to obtain a comprehensive view of wider peer CFO compensation.

While the peer group comparison is applied to ensure our executive compensation is competitive, we do not target executive compensation to a specific percentile of the compensation set by our peer group. Each executive officer is also evaluated individually based on skills, knowledge, performance, growth potential, and in the Management Compensation Committee's business judgment, the value he or she brings to the organization and Nasdaq's retention risk.

Tally Sheets

When recommending compensation for the Chair and CEO and other NEOs, the Management Compensation Committee reviews tally sheets that detail the various elements of compensation for each executive officer. These tally sheets are used to evaluate the appropriateness of the total compensation package, to compare each executive officer's total compensation opportunity with his or her actual aggregate payment, and to ensure that the compensation appropriately reflects the compensation program's focus on pay for performance.

CD&A

What We Pay and Why

Elements of Executive Compensation

	Element	Description	Objectives
FIXED	Base Salary	Fixed amount of compensation for service during the year	Reward scope of responsibility, experience, and individual performance
AT-RISK	Annual Incentive Compensation	At-risk compensation, dependent on goal achievement Formula-driven annual incentive linked to corporate financial, business unit financial, and strategic objectives and other organizational priorities	Promote strong business results by rewarding value drivers, without creating an incentive to take excessive risk Serve as key compensation vehicle for rewarding results and differentiating individual performance each year
	Long-Term Incentive Compensation	Award values are granted based on market competitive norms and individual performance PSUs are paid in shares of common stock upon vesting based on three-year relative TSR ranking compared to peers and to the broad market, over each cycle RSUs are paid in shares of common stock, which have time-based vesting over four years from the grant date	Motivate and reward executives for outperforming peers over several years Ensure that executives have a significant stake in the long-term financial success of the Company, aligned with the shareholder experience Promote longer-term retention
BENEFITS	Retirement, Health, and Welfare	Retirement savings programs Competitive welfare benefits Deferred compensation plan	Provide market-competitive benefits to attract and retain top talent
SEVERANCE	Severance Arrangements - Involuntary Termination Without Cause or Voluntary Termination with Good Reason	Specified amounts under employment arrangements with some executive officers Discretionary guidelines, for involuntary terminations without cause	Assist in attracting and retaining top talent Provide transition assistance Promote smooth succession planning upon retirement Allow the Company to obtain release of employment-related claims
	Severance Arrangements - Termination Due to Change in Control ("Double Trigger")	Severance and related benefits paid upon termination without cause or resignation for good reason following a change in control Accelerated equity vesting upon qualifying termination post-change in control	Retention of executives through a change in control Preserve executive objectivity when considering transactions in the best interest of shareholders Assist in attracting and retaining top talent
OTHER	Limited Perquisites	Limited additional benefits provided to certain executives	Provide nominal additional assistance that allows executives to focus on their duties

Pay for Performance

Nasdaq's executive compensation program is designed to deliver pay in accordance with corporate and business unit financial and strategic objectives as well as individual performance, levels of responsibility, and breadth of knowledge and experience.

Our program's intention is to align the interests of our executives with the interests of our shareholders and to link executive compensation with the drivers of short-term and long-term value creation. A large percentage of total target compensation is "at-risk" through long-term equity awards and annual cash incentive awards. These awards are linked to actual performance and include a substantial portion of equity.

Compensation Mix

The mix of total target direct compensation for our NEOs in 2023 is shown below, except for Ms. Youngwood, who joined Nasdaq on December 1, 2023. Ms. Youngwood's 2023 and 2024 compensation are further described below. At-risk pay is comprised of the target annual cash incentive award and the target equity award. The annual cash incentive award and the PSU portion of the equity award are performance-based.

NEOs – 2023 Total Target Direct Compensation Mix



Base salary 12%

Target Annual Cash Incentive Award 23%

Target Equity Award 65%

At-Risk Pay 88% (23% + 65%)

2023 Compensation Decisions

The sections below provide an overview as to how the Management Compensation Committee and/ or Board of Directors determined each NEO's compensation for 2023. In setting 2023 target annual compensation opportunities for the NEOs, the Management Compensation Committee and/or Board reviewed historical market data for the Primary Peer Group, as provided by the Company's compensation consultant, as described below. For specific compensation amounts for each NEO, see the "NEO Compensation Summaries" beginning on page 79.

Base Salary

Base salaries are a fixed component of each NEO's compensation. In setting each NEO's base salary, the Management Compensation Committee and/or Board considers competitive market data derived from our peer group and annual market surveys, and the NEO's individual contributions, performance, time in the role, scope of responsibility, leadership skills, and experience. We review base salaries on an annual basis and may adjust base salaries during the year in response to significant changes in an executive's responsibilities or events that would impact the long-term retention of a key executive. Salaries are established at levels commensurate with each executive's title, position, and experience, recognizing that each executive is managing a component of a complex global company. For 2023, base salary increases were in recognition of performance and market competitive positioning.

Annual Cash Incentive Compensation

We maintain an annual performance-based cash incentive arrangement under which each NEO can earn cash incentive awards through our ECIP based on achievement of performance against pre-determined performance goals. The Management Compensation Committee and/or Board established each NEO's target annual cash opportunity based on an assessment of each NEO's position and responsibilities, the competitive market analysis, and the Company's retention objectives.

How We Set Performance Targets

The annual cash incentive award payments for our NEOs are based on achieving pre-established, quantifiable performance goals. The Chair and CEO selects and recommends goals for the other

CD&A

executive officers based on their areas of responsibility and input from each executive. The Management Compensation Committee reviews and considers our Chair and CEO's recommendations and approves the goals for the coming year after identifying the objectives most critical to our future growth and most likely to hold executives accountable for the operations for which they are responsible. Based on these same factors, the Management Compensation Committee and Board determine and approve the performance goals for the Chair and CEO.

We commence our rigorous goal-setting process during the Board's third quarter strategic off-site meeting. In the fourth quarter of each year, the Management Compensation Committee and Board review initial goals for the following year. At the beginning of the next year, the Management Compensation Committee and Board review and approve Company goals based on business criteria as well as target performance levels for target annual incentive cash awards. Targets are set based primarily on the Company's Board-approved budget for the year. The performance goals are intended to be rigorous and are set at levels where the maximum payout for any NEO would be difficult to achieve and that are in excess of budget assumptions.

The Management Compensation Committee and/or the Board reviews the Company's financial goals and the NEOs' individual goals throughout the year and determines if any adjustments are warranted based on significant transactions or other extraordinary events.

For 2023, the Management Compensation Committee and Board selected financial and strategic metrics and targets that they believe incentivize our executives to achieve our strategic objectives and drive Nasdaq's long-term financial performance.

The 2023 annual cash incentive awards were tied to results in the following areas:

Corporate Financial Objectives

- operating income (on a run rate basis), which measures business efficiency and profitability
- net revenues, which measure the ability to drive revenue growth

Strategic Objectives

- defined corporate or business unit-specific goals that contribute to the Company's long-term strategy execution and performance

Division/Business Unit Financial Objectives

- defined division or business unit-specific goals that contribute to the Company's revenue growth and profitability

Diversity & Culture

- defined diversity and culture goals to help drive an inclusive culture across the Company

Potential Payments

Annual cash incentive award payments are determined after the end of the year and are based on actual performance against each goal. Each goal that applied to the NEOs for 2023 had a minimum, target, and maximum performance level.

The scoring of each goal is based on actual goal achievement compared to the target. In 2023, payments on each goal could vary between 0% and 200% of the target. Although our ECIP is highly formulaic by design, awards are subject to adjustment at the discretion of the Management Compensation Committee, based on a holistic, qualitative assessment of individual performance delivered as well as ethical and responsible conduct. The Management Compensation Committee may adjust the bonus payment to any NEO, including by applying "positive discretion" to increase a payment amount or "negative discretion" to decrease a payment amount. For 2023, the Management Compensation Committee applied "positive discretion" to increase Mr. Griggs' bonus payment, as further described on page 86.

Award Payouts

In February 2024, the Management Compensation Committee and/or the Board determined the final levels of achievement for each of the goals and approved the cash payout amounts. The table below shows achieved performance against each 2023 corporate objective and the percentage of target incentive opportunity yielded by such performance.

Corporate Objectives Performance vs. Goals

Corporate Objective	Threshold (0% payout)	Target (100% Payout)	Maximum (200% Payout)	Nasdaq's Results for 2023 as Measured for Compensation Purposes	Payout Percentage of Target Incentive Award Amount
Operating Income (Run Rate)[1]	$1,805.2M	$1,932.8M	$1,994.6M	$1,938.1M	109%
Net Revenues[2]	$3,445.9M	$3,679.8M	$3,771.8M	$3,689.8M	111%

1   Operating income (run rate) reflects our non-GAAP operating income adjusted to exclude: the impact of changes in foreign exchange rates; intra-year acquisitions; severance; investments in early-stage growth initiatives; and one-time revenues that were not included in the 2023 budget. Non-GAAP operating income differs from U.S. GAAP operating income due to the exclusion of the following items: amortization expense of acquired intangible assets; merger and strategic initiatives expense; restructuring charges; and certain other expenses that are not part of ongoing business expenses. For a discussion of non-GAAP adjustments, see Annex A.

2   Corporate net revenues exclude the impact of changes in foreign exchange rates, intra-year acquisitions, and one-time revenues that were not included in the 2023 budget.

The Management Compensation Committee and/or the Board assessed each NEO's achievement of the business unit financial objectives and strategic objectives in 2023, as set forth in the NEO Compensation Summaries beginning on page 79. Specific metrics for these goals are not disclosed for competitive reasons. However, 100% of our NEO goals were defined with quantifiable performance metrics and were approved by the Management Compensation Committee and/or the Board. No discretion was applied to any specific goal scoring for our NEOs.

Long-Term Incentive Compensation

PSUs

In April 2023, we granted PSUs to each NEO who was an executive at that time in order to incentivize and reward them for growth in our TSR relative to the TSR of two equally weighted groups over the performance period. One performance group consists of all S&P 500 companies at the start of the performance period, and the other performance group consists of the peer companies on the following page. The peer companies include other global exchanges with sizable market capitalizations. We measure our TSR performance relative to two different groups in order to align with the varied interests of our shareholders. The PSUs represented 80% of each NEO's long-term incentive compensation.

The PSUs granted in 2023 are subject to a three-year cumulative performance period beginning on January 1, 2023 and ending on December 31, 2025. The shares earned, if any, vest at the end of the performance period and upon the certification by the Management Compensation Committee and/or the Board that the performance metrics have been achieved. TSR results are measured at the beginning and end of the three-year performance period. Our relative performance ranking against each of the two peer groups at the end of the performance period will determine the number of vested PSUs. For each vested PSU, Nasdaq will issue one share of common stock to each NEO. The maximum payout will be 200% of the target number of PSUs granted if Nasdaq ranks at the 85th percentile or above of each of the groups. However, if our TSR is negative for the three-year performance period, regardless of TSR ranking, the payout will be capped at 100% of the target number of PSUs granted.

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Global Exchange Peer Companies Used for Three-Year PSUs[1]



Cboe Global Markets, Inc.
TMX Group Limited
CME Group Inc.
London Stock Exchange Group plc
Euronext N.V.
Deutsche Börse AG
Hong Kong Exchanges and Clearing Limited
Intercontinental Exchange, Inc.
Japan Exchange Group, Inc.
Bolsa Mexicana de Valores, S.A.B. de C.V.
Singapore Exchange Limited
B3 S.A. – Brasil, Bolsa, Balcão
ASX Limited

For the 2024 performance period for PSU awards, which for the NEOs is January 1, 2024 through December 31, 2026, the custom peer group was replaced by the S&P 500 GICS 4020 Index, which is a blend of exchanges, data, financial technology, and banking companies, to align more closely with our diverse businesses and competitors. The PSU grants for the 2024 performance period will compare Nasdaq's TSR to two performance groups: (i) all S&P 500 companies and (ii) the S&P 500 GICS 4020 Index. The PSUs granted to Ms. Youngwood in connection with the commencement of her employment, and the PSUs granted to other NEOs on April 1, 2024, included the revised peer groups.

The table below illustrates the percentage of the target number of PSUs granted to each NEO that the NEO may receive based upon different levels of achievement against each of the groups. For each group, the resulting shares earned will be calculated by multiplying the relevant percentage from the table below by one-half of the target award amount. Any payouts earned at performance levels below the 50th percentile rank are designed to serve as a retention vehicle.

Amount of Shares a Grantee May Receive Based Upon Achievement

Percentile Rank of Nasdaq's Three-Year TSR Versus the Relevant Group	Resulting Shares Earned
>= 85th Percentile	200%
67.5th Percentile	150%
50th Percentile	100%
25th Percentile	50%
15th Percentile	30%
0 Percentile	0%

For levels of achievement between points, the resulting shares earned will be calculated based on straight-line interpolation.

1. While the peer group used for competitive analysis of compensation in 2023 includes a broad range of companies that may compete with us for executive talent, the peer group used for the three-year PSUs in 2023 includes a narrower list of more direct competitors that provide more relevant comparators for stock price performance.

RSUs

In April 2023, we also granted RSUs to each NEO who was an executive at that time to promote long-term shareholder alignment and retention. The RSUs represented 20% of the NEO's long-term incentive compensation. The RSUs are subject to a four-year vesting schedule, vesting 33% on the second anniversary of the grant, 33% on the third anniversary of the grant, and the balance on the fourth anniversary of the grant, in each case subject to continued employment with the Company.

Award Determination

In setting Ms. Friedman's 2023 equity award target, the Management Compensation Committee and Board focused on motivating performance with significant upside and downside based on relative performance. Historical awards and the retention value of Ms. Friedman's outstanding equity were considered when determining the target amount of her award. Peer group data also was considered in establishing a market competitive award level.

Ms. Friedman recommended the specific equity award targets for each of the other NEOs, which varied among executives depending upon responsibilities and retention considerations. The Management Compensation Committee evaluated these recommendations and determined that the amount of each award reflected the individual's contributions, was aligned with competitive market levels, and was appropriate for retention purposes.

Settlement of 2021 PSU Grants Based on Relative TSR

In February 2024, the Management Compensation Committee and/or the Board evaluated and approved the performance results for the PSUs granted to the NEOs in 2021. These PSUs were subject to a three-year cumulative performance period beginning on January 1, 2021 and ending on December 31, 2023, and performance was determined by comparing Nasdaq's TSR to two groups of companies, each weighted 50%. One group consisted of all S&P 500 companies and the other group consisted of 13 peer companies. We measure our TSR performance relative to two different groups in order to align with the varied interests of our shareholders.

The following table sets forth the 2021 PSU performance measure results.

PSU Performance Measure Results

Equity Award	Cumulative TSR	Weighting	Performance Factors	Percentile Rank	Payout	Blended Payout
2021 Three-Year PSU Award	36.5%	50%	Based on Relative TSR Against the S&P 500	63rd	136.0%	167.4%
		50%	Based on Relative TSR Against Peers	85th	198.9%	

CD&A

NEO Compensation Summaries



Adena T. Friedman

Chair and CEO

2023 Total Target Direct Compensation Mix



Base Salary: 7%

Target Annual Cash Incentive Award: 21%

Target Equity Award: 72%

At-Risk Pay: 93% (21% + 72%)

2023 Performance Highlights

- Reported record net revenues of $3.9 billion, an increase of 9% or 5% organically, excluding the impacts of foreign currency exchange rates and Adenza, as compared to 2022.

- ARR increased to $2.6 billion as of December 31, 2023, an increase of 29% or 6% organically, excluding impacts from foreign exchange rates or the Adenza acquisition as compared to 2022, as Nasdaq continues its shift to a scalable platform company.

- Led the acquisition of Adenza, furthering the Company's growth, as well as its strategic and operational goals.

- Revised our corporate structure and businesses to further align our offerings and solutions more closely with the foundational shifts that are driving the evolution of the global financial system.

- Led U.S. exchanges for operating company IPOs with an 81% win rate.

- Maintained listings leadership in the U.S. and continued strong performance in the Nordics.

- Continued market modernization with the migration of Nasdaq's second U.S. options market to Amazon Web Services, and third market overall to a cloud-based infrastructure.

- Achieved growth in the market technology business with further expansion into Latin America, providing technology to exchanges to modernize and expand trading platforms.

2023 Compensation Elements

In setting Ms. Friedman's compensation, the Management Compensation Committee and Board considered her performance and a review of the competitive positioning of her overall compensation as compared to the compensation of similar officers at companies in our peer group.

As shown in the table below, for 2023, the Management Compensation Committee and Board maintained Ms. Friedman's base salary and her target annual cash incentive award at the same amounts as 2022. The Management Compensation Committee and Board increased the target grant date value of her equity award by $1,000,000.

The increase in the annual target grant date equity award reflects Ms. Friedman's leadership in growing and diversifying the Company and demonstrating a focus on its long-term strategy and financial success.

	Type of Compensation	2023 Annualized Amounts (at Target)	2022 Annualized Amounts (at Target)
Base Salary	Fixed	$1,250,000	$1,250,000
Target Annual Cash Incentive Award	Performance-Based	$3,750,000	$3,750,000
Target Equity Award	Performance-Based (PSUs)	$10,400,000	$9,600,000
(Grant Date Face Value)	At-Risk (RSUs)	$2,600,000	$2,400,000
Total Target Compensation		**$18,000,000**	**$17,000,000**

1. Ms. Friedman was awarded a target amount of 191,176 PSUs, and 47,794 RSUs, on April 3, 2023 with the terms and conditions described in the "Long-Term Incentive Compensation" section above.

2023 Performance Goals – Annual Cash Incentive Award

Ms. Friedman earned an annual incentive award payment of $4,653,812, or 124% of target, based on the final achievement of her pre-established, quantifiable performance goals, as described below.

Goal Type	Goal	Goal Weighting	Actual Performance as a Percent of Target	Award Payout
Corporate Financial	Corporate Operating Income (Run Rate)	55%	109%	$2,240,380
	Corporate Net Revenues	20%	111%	$831,326
Strategic Initiatives	Market Platforms: Modernize Markets to Create Sustainable and Trusted Financial Networks	5%	191%	$359,044
	Capital Access Platforms: Listings Success	5%	158%	$296,250
	Verafin: Expand Anti-Financial Crime	5%	200%	$375,000
	ESG Revenue Expansion and Product Initiatives	5%	94%	$176,812
ESG	Diversity and Culture	5%	200%	$375,000
Total		**100%**	**124%**	**$4,653,812**

Settlement of 2021 PSU Award Based on Relative TSR

The table below sets forth the number of PSUs that Ms. Friedman earned as of December 31, 2023 due to the performance results of her 2021 PSU award, which was based on relative TSR.

Target PSUs Awarded in 2021	Actual Performance as Percent of Target	PSUs Earned
159,096	167.4%	266,326

CD&A



Sarah Youngwood

EVP and CFO

Given Ms. Youngwood's one-month period of employment with Nasdaq in 2023, a 2023 Total Target Direct Compensation Mix chart has not been included here.

2023 Performance Highlights

- Strengthened stakeholder engagement, deepened relationships with investors, and raised greater awareness of our corporate strategy following the completion of the Adenza transaction.
- Continued to execute Nasdaq's capital allocation plan following the Adenza acquisition, including the repayment in December 2023 of $260 million of outstanding indebtedness from the Adenza acquisition term loan.
- Commenced integration efforts with Nasdaq's Management Committee, the Finance Department, and the broader Nasdaq team.

2023 and 2024 Compensation Elements

Ms. Youngwood joined Nasdaq on December 1, 2023 as EVP and CFO.

On September 1, 2023, the Management Compensation Committee approved Ms. Youngwood's compensation, which consists of:

- an annual base salary of no less than $700,000;
- a one-time, sign-on cash bonus of $500,000;
- an incentive award of $125,000 for 2023; and
- a target annual cash incentive award of no less than $1,400,000, beginning in 2024.

On December 6, 2023, Ms. Youngwood received an equity award, which consisted of both a one-time welcome grant and her 2024 annual equity grant. The target grant date value was $10,000,000, comprised of (i) 89,541 RSUs, vesting 33% on the one year anniversary of the grant date, 33% on the second anniversary of the grant date, and the remaining 34% on the third anniversary of the grant date and (ii) 89,541 PSUs, which will vest as of December 31, 2026 and are subject to the performance measures as described under "Long-Term Incentive Compensation." Ms. Youngwood will not receive an equity award in 2024, pursuant to the terms of her employment offer letter.

In accordance with the terms of her employment offer letter, the next equity award that Ms. Youngwood receives will have a target value of $6,000,000, and will be granted on or about April 1, 2025, with such award comprised of 80% of PSUs and 20% RSUs.

In setting Ms. Youngwood's target annual compensation opportunity, including the 2025 equity award, the Management Compensation Committee reviewed historical market data for the Primary Peer Group, the Additional Peer Group, and, due to her background in banking and financial services, a broader array of companies across the S&P 500, as provided by Exequity.

	Type of Compensation	2024 Annualized Amounts (at Target)[1]
Base Salary	Fixed	$700,000
Target Annual Cash Incentive Award	Performance-Based	$1,400,000
Target Equity Award	Performance-Based (PSUs)	$4,800,000
(Grant Date Face Value)	At-Risk (RSUs)	$1,200,000
Total Target Compensation		**$8,100,000**

1. Amounts above reflect Ms.Youngwood's 2024 compensation elements and amounts, as described above. No annual target equity award was granted in 2023 due to Ms. Youngwood's start date of December 1, 2023. However, $6,000,000 of the $10,000,000 new hire equity grant was in lieu of a 2024 annual equity grant, and such amount is reported in this table. Ms. Youngwood will not receive an additional equity grant in 2024, and her $6,000,000 target equity award, as set forth in her employment offer letter, will next be eligible to be awarded in 2025.

2023 Annual Cash Incentive Award

In accordance with the terms of her employment offer letter, Ms. Youngwood earned an annual incentive award payment of $125,000 for 2023, representing a pro-rata amount for her employment period in 2023 based on her 2024 annual target incentive award of $1,400,000.

CD&A



Tal Cohen

President

2023 Total Target Direct Compensation Mix



Base Salary: 16%

Target Annual Cash Incentive Award: 25%

Target Equity Award: 59%

At-Risk Pay: 84% (25% + 59%)

2023 Performance Highlights

- Led the acquisition of Adenza and established, and successfully launched, our new Financial Technology division, which combined: Nasdaq's legacy anti-money laundering, surveillance, market technology, and trade management offerings; our Verafin anti-financial crime solutions; and our new AxiomSL and Calypso offerings from the Adenza acquisition.

- Migrated Nasdaq's GEMX options exchange to Amazon Web Services, creating enhanced scalability, flexibility, and resiliency for exchange clients. The GEMX exchange is the second U.S. options exchange migrated to a cloud-enable market infrastructure.

- Secured SEC approval for the first exchange artificial intelligence powered order type, Dynamic M-ELO (Midpoint Extended Life Order). Dynamic M-ELO will leverage artificial intelligence to provide real-time changes to holding periods for M-ELO participants, which can improve fill rates and reduce market impact.

- Achieved Nasdaq-100 U.S. options volume growth of 56% in 2023, as compared to 2022.

- Maintained leadership in U.S. equities as the single largest exchange and maintained the highest market share in the U.S. multiply-listed options market.

2023 Compensation Elements

For 2023, the Management Compensation Committee increased Mr. Cohen's base salary from $600,000 to $700,000 and target annual cash incentive award from $900,000 to $1,050,000, in each case effective January 1, 2023. The Management Compensation Committee also increased the target grant date value of Mr. Cohen's equity award from $2,000,000 to $2,500,000. In determining these compensation changes, the Management Compensation Committee assessed Mr. Cohen's performance, the overall performance of our Market Services and Financial Technology divisions, and market competitive positioning.

	Type of Compensation	2023 Annualized Amounts (at Target)	2022 Annualized Amounts (at Target)
Base Salary	Fixed	$700,000	$600,000
Target Annual Cash Incentive Award	Performance-Based	$1,050,000	$900,000
Target Equity Award	Performance-Based (PSUs)	$2,000,000[1]	$1,600,000
(Grant Date Face Value)	At-Risk (RSUs)	$500,000[1]	$400,000
Total Target Compensation		**$4,250,000**	**$3,500,000**

1. Mr. Cohen was awarded a target amount of 36,764 PSUs, and 9,191 RSUs, on April 3, 2023 with the terms and conditions described in the "Long-Term Incentive Compensation" section above.

2023 Performance Goals – Annual Cash Incentive Award

Mr. Cohen earned an annual incentive award payout of $1,338,959, or 128% of target, based on the final achievement of his pre-established, quantifiable performance goals, as described below.

Goal Type	Goal	Goal Weighting	Actual Performance as a Percent of Target	Award Payout
Corporate Financial	Corporate Operating Income (Run Rate)	15%	109%	$171,084
	Corporate Net Revenues	10%	111%	$116,386
Division Financial	Market Platforms Operating Income	30%	100%	$315,000
	Market Platforms Revenue	20%	136%	$285,155
Strategic Initiatives	Drive Economies Forward with Innovative Technology	5%	175%	$91,875
	Market Platforms: Modernize Markets to Create Sustainable and Trusted Financial Networks	5%	191%	$100,532
	Architect and Operate the World's Best Markets	5%	153%	$80,427
	Division Enablement and Value Creation	5%	200%	$105,000
ESG	Diversity and Culture	5%	140%	$73,500
Total		**100%**	**128%**	**$1,338,959**

Settlement of 2021 PSU Award Based on Relative TSR

The following table sets forth the number of PSUs that Mr. Cohen earned as of December 31, 2023 due to the performance results of his 2021 PSU award, which was based on relative TSR.

Target PSUs Awarded in 2021	Actual Performance as Percent of Target	PSUs Earned
23,862	167.4%	39,944

CD&A



P.C. Nelson Griggs

President

2023 Total Target Direct Compensation Mix



Base Salary: 16%

Target Annual Cash Incentive Award: 25%

Target Equity Award: 59%

At-Risk Pay: 84% (25% + 59%)

2023 Performance Highlights

- Maintained listings leadership in the U.S. Nasdaq led U.S. exchanges for operating company IPOs with an 81% total win rate in 2023.

- Welcomed 103 U.S. operating company IPOs that raised more than $11 billion in proceeds, marking Nasdaq's fifth consecutive year as the leading U.S. listing exchange in terms of both number of IPOs and proceeds raised. 18 companies also switched their listings to the Nasdaq Stock Market in 2023, totaling more than $377 billion in market value.

- Led continued growth in the Index business, which generated $31 billion of exchange traded product net inflows, ending the year at $473 billion in assets under management linked to Nasdaq indices.

- Supported the Company's clients in launching 83 new products linked to Nasdaq indices, bringing to market robust solutions to meet investor demand.

- Launched several ESG solutions, including: Nasdaq Metrio, an end-to-end platform designed to collect and report sustainability data integrating Nasdaq OneReport and Metrio legacy technologies; Nasdaq Sustainable Lens, a new artificial intelligence-powered SaaS platform aimed at helping companies and investors to navigate and utilize ESG data from across thousands of companies; and Nasdaq eVestment ESG Analytics, a platform providing greater transparency for the global institutional market so investors can make better data-driven decisions.

2023 Compensation Elements

As shown in the table below, for 2023, the Management Compensation Committee increased Mr. Griggs' base salary from $600,000 to $700,000 and target annual cash incentive award from $900,000 to $1,050,000, in each case effective January 1, 2023. The Management Compensation Committee also increased the target grant date value of Mr. Griggs' equity award from $2,000,000 to $2,500,000. In determining these compensation changes, the Management Compensation Committee assessed Mr. Griggs' performance, the overall performance of our Capital Access Platforms division, and market competitive positioning.

	Type of Compensation	2023 Annualized Amounts (at Target)	2022 Annualized Amounts (at Target)
Base Salary	Fixed	$700,000	$600,000
Target Annual Cash Incentive Award	Performance-Based	$1,050,000	$900,000
Target Equity Award	Performance-Based (PSUs)	$2,000,000¹	$1,600,000
(Grant Date Face Value)	At-Risk (RSUs)	$500,000¹	$400,000
Total Target Compensation		**$4,250,000**	**$3,500,000**

1.   Mr. Griggs was awarded a target amount of 36,764 PSUs, and 9,191 RSUs, on April 3, 2023 with the terms and conditions described in the "Long-Term Incentive Compensation" section above.

2023 Performance Goals – Annual Cash Incentive Award

Mr. Griggs earned an annual incentive award payment of $1,263,829, or 120% of target, based on the final achievement of his pre-established, quantifiable performance goals, as described below.

In acknowledgment of his strong performance in 2023 and in recognition that the external economic environment impacted both listings and corporate solutions sales, the Management Compensation Committee approved a $40,000 aggregate additional amount, or positive discretion, for Mr. Griggs for his overall cash incentive award for 2023.

Goal Type	Goal	Goal Weighting	Actual Performance as a Percent of Target	Award Payout
Corporate Financial	Corporate Operating Income (Run Rate)	15%	109%	$171,084
	Corporate Net Revenues	10%	111%	$116,386
Division Financial	Capital Access Platforms Operating Income	30%	93%	$294,000
	Capital Access Platforms Revenue	20%	96%	$201,590
Strategic Initiatives	ESG Revenue Expansion + Product Initiatives	6%	94%	$59,409
	Data Asset Strategy	6%	200%	$126,000
	Listings Success	4%	158%	$66,360
	Index Business Transformation	4%	200%	$84,000
ESG	Diversity and Culture	5%	200%	$105,000
Total		**100%**	**117%**	**$1,223,829**
Positive Discretion				$40,000
Adjusted Total			**120%**	**$1,263,829**

Settlement of 2021 PSU Award Based on Relative TSR

The table below sets forth the number of PSUs that Mr. Griggs earned as of December 31, 2023 due to the performance results of his 2021 PSU award, which was based on relative TSR.

Target PSUs Awarded in 2021	Actual Performance as Percent of Target	PSUs Earned
25,455	167.4%	42,611

CD&A



Brendan Brothers

EVP and Head of Financial Crime Management Technology

2023 Total Target Direct Compensation Mix



Base Salary: 22%

Target Annual Cash Incentive Award: 33%

Target Equity Award: 45%

At-Risk Pay: 78% (33% + 45%)

2023 Performance Highlights

- Increased Financial Crime Management Technology's ARR to $226 million in 2023, representing 24% ARR growth over 2022.
- Led Verafin's strong client development efforts to move upmarket to larger Tier 1 and Tier 2 clients, with three Tier 1 clients and four Tier 2 clients signed during 2023.
- Demonstrated the continued strength of Verafin's core business with small and medium banks by winning more than 230 new small and midsize business clients in 2023.
- Strengthened Verafin's partnerships with new and current clients, enabling strong revenue retention, renewals and new orders from existing clients, and improved efficiency in sales execution to secure new clients and growth opportunities.
- Expanded the customer reach through winning multiple new clients utilizing Financial Crime Management Technology's fraud detection and anti-money laundering solutions.

2023 Compensation Elements

In connection with his appointment to Executive Vice President and Head of Financial Crime Management Technology in September 2023, the Management Compensation Committee increased Mr. Brothers' base salary from $400,000 to $500,000 and target annual cash incentive award from $500,000 to $750,000, in each case effective September 19, 2023. The Management Compensation Committee also approved the target grant date value of Mr. Brothers' equity award of $1,000,000, which was unchanged from the prior amount. In determining these compensation changes, the Management Compensation Committee assessed Mr. Brothers' performance, the overall performance of the Anti-Financial Crime division (which is now part of the Financial Technology division), and market competitive positioning.

Additionally, in recognition of Mr. Brothers accepting the role as Interim Head of our Financial Crime Management Technology business in March 2023, Mr. Brothers received a one-time equity award of RSUs with a grant date value of $500,000 on April 3, 2023, which award fully vested on April 3, 2024. The Management Compensation Committee intended this grant to motivate and reward Mr. Brothers for a short-term, interim leadership period.

In connection with our acquisition of Verafin in 2020, we adopted the Verafin Management Incentive Plan for certain former Verafin employees, including Mr. Brothers.

Under the terms of the the MIP, which was amended effective October 2022, Mr. Brothers was eligible to earn a target amount of $6,259,750 based upon the achievement of certain ARR goals by the Verafin business during the performance period of February 11, 2021 through December 31, 2023. The Management Compensation Committee reviewed the performance measures following the completion of the performance period, and Mr. Brothers earned an aggregate of $4,712,340 under the MIP, which payment was comprised of $2,356,170 in cash and $2,356,170 in shares of Nasdaq common stock. The cash portion was paid in 2024 for 2023 performance, and the equity portion was granted to Mr. Brothers on April 3, 2024, in accordance with the terms of the MIP.

	Type of Compensation	2023 Annualized Amounts (at Target)
Base Salary	Fixed	$500,000[1]
Target Annual Cash Incentive Award	Performance-Based	$750,000[1]
Target Equity Award	Performance-Based (PSUs)	$1,000,000[2]
(Grant Date Face Value)	At-Risk (RSUs)	—[2]
Total Target Compensation		**$2,250,000**

1. Mr. Brothers is paid in Canadian dollars (CAD). All compensation for Mr. Brothers, as described in this Proxy Statement, is paid based on a conversion rate of 1.36 CAD to 1 United States dollar.

2. Mr. Brothers was awarded a target amount of 18,382 PSUs on April 3, 2023 with the terms and conditions described in the "Long-Term Incentive Compensation" section above. Mr. Brothers was awarded a one-time equity award of 9,191 RSUs on April 3, 2023 in connection with his promotion to Interim Head of Anti-Financial Crime (now Financial Crime Management Technology). This award was separate from his 2023 equity award that comprises part of his annual compensation.

2023 Performance Goals – Annual Cash Incentive Award

Mr. Brothers earned an annual incentive award payment of $964,612, or 150% of target, based on the final achievement of his pre-established, quantifiable performance goals, as described below. Upon the organizational structure changes following the acquisition of Adenza, Verafin is now included in the Financial Crime Management Technology sub-segment of our Financial Technology segment.

Goal Type	Goal	Goal Weighting	Actual Performance as a Percent of Target	Award Payout
Corporate Financial	Corporate Operating Income (Run Rate)	15%	109%	$104,726
	Corporate Net Revenues	10%	111%	$71,244
Division Financial	Anti-Financial Crime Operating Income	30%	200%	$385,644
	Anti-Financial Crime Revenue	20%	100%	$128,548
Strategic Initiatives	Expand Anti-Financial Crime	8%	200%	$102,838
	Nasdaq Trade Surveillance Thematic Goal: "Invest to Grow"	5%	131%	$42,099
	Nasdaq Market Surveillance Thematic Goal: "Maintain Market Position"	5%	123%	$39,529
	Continue Verafin Integration	7%	200%	$89,984
Total		**100%**	**150%**	**$964,612**

CD&A



Ann M. Dennison

Former EVP and CFO

2023 Total Target Direct Compensation Mix



Base Salary: 18%

Target Annual Cash Incentive Award: 27%

Target Equity Award: 55%

At-Risk Pay: 82% (27% + 55%)

2023 Performance Highlights

- Led the successful financing of the $10.5 billion Adenza transaction, including the issuance of approximately $5 billion in senior notes.
- Drove Nasdaq's finance stewardship efforts, which delivered broad-based revenue growth, including a record revenue year in 2023, an increase in ARR, and strong growth in our Solutions businesses.
- Maintained the Company's practice of returning capital to shareholders, including more than $700 million in dividends and share repurchases in 2023.
- Extended the Company's leadership in sustainability and ESG reporting, resulting in the Company maintaining or improving its scores/ratings from most leading sustainability and ESG analysts.

2023 Compensation Elements

The Management Compensation Committee increased Ms. Dennison's base salary from $575,000 to $650,000 and target annual cash incentive award from $862,500 to $975,000, effective April 2, 2023. The Management Compensation Committee also increased the target grant date value of Ms. Dennison's equity award from $1,500,000 to $2,000,000. In determining these compensation changes, the Management Compensation Committee assessed Ms. Dennison's performance and market competitive positioning.

Ms. Dennison ceased serving as EVP and CFO on December 1, 2023, and served as an advisor to the Company during the period of December 1, 2023 through December 31, 2023 to facilitate an orderly transition.

	Type of Compensation	2023 Annualized Amounts (at Target)	2022 Annualized Amounts (at Target)
Base Salary	Fixed	$650,000	$575,000
Target Annual Cash Incentive Award	Performance-Based	$975,000	$862,500
Target Equity Award	Performance-Based (PSUs)	$1,600,000[1]	$1,200,000
(Grant Date Face Value)	At-Risk (RSUs)	$400,000[1]	$300,000
Total Target Compensation		**$3,625,000**	**$2,937,500**

1. Ms. Dennison was awarded a target amount of 29,411 PSUs, and 7,352 RSUs, on April 3, 2023, with the terms and conditions described in the "Long-Term Incentive Compensation" section above. Following Ms. Dennisons's departure on December 31, 2023, all of the PSUs, and 4,902 of the RSUs, were forfeited.

2023 Performance Goals – Annual Cash Incentive Award

Ms. Dennison earned an annual incentive award payment of $1,229,732, or 130% of target, based on the final achievement of her pre-established, quantifiable performance goals, as described below.

Goal Type	Goal	Goal Weighting	Actual Performance as a Percent of Target	Award Payout
Corporate Financial	Corporate Operating Income (Run Rate)	55%	109%	$565,742
	Corporate Net Revenues	20%	111%	$209,927
Strategic Initiatives	Finance & Workplace - Amplifying Business Success	5%	175%	$82,858
	Finance & Workplace - Excellence in Sustainability	5%	184%	$87,120
	Finance & Workplace Transformation	5%	200%	$94,695
	Continue Verafin Integration	5%	200%	$94,695
ESG	Diversity and Culture	5%	200%	$94,695
Total		**100%**	**130%**	**$1,229,732**

Settlement of 2021 PSU Award Based on Relative TSR

The following table sets forth the number of PSUs that Ms. Dennison earned as of December 31, 2023 due to the performance results of her 2021 PSU award, which was based on relative TSR.

Target PSUs Awarded in 2021	Actual Performance as Percent of Target	PSUs Earned
19,089	167.4%	31,954

CD&A

Separation Agreement

On August 29, 2023, the Company announced that Ms. Ann M. Dennison, the Company's EVP and CFO, would cease serving as the CFO of the Company effective as of December 1, 2023. Ms. Dennison remained employed as an advisor to the Company through December 31, 2023 to facilitate an orderly transition.

The Management Compensation Committee of the Board of Directors approved a General Release and Separation Agreement between the Company and Ms. Dennison (the "Separation Agreement"). The Separation Agreement memorialized the terms of Ms. Dennison's separation from Nasdaq, which the Management Compensation Committee determined qualified for compensation, benefits, and equity vesting consistent with existing Nasdaq policy and historical practice for previously exiting executives at this level.

The Separation Agreement provided that Ms. Dennison received a 2023 bonus payment of $1,229,732 under our ECIP based upon her performance.

In addition, Ms. Dennison received the following payments and benefits under the terms of the Separation Agreement, subject to her continued service through December 31, 2023 and compliance with the terms of the Separation Agreement:

- a cash payment equal to the sum of: (i) 18 months of base salary and (ii) Ms. Dennison's 2023 target bonus amount;
- continued vesting of PSUs and RSUs for 18 months, with any performance-based vesting based on actual performance goals during the respective performance periods;
- a one-time healthcare benefits payment of $40,000, minus applicable taxes and withholdings;
- 18 months of financial and tax services; and
- 12 months of outplacement services.

The Separation Agreement also includes a non-competition provision for a period of one year following the end of Ms. Dennison's employment, as well as customary provisions regarding non-solicitation, non-disparagement, and confidentiality.

In connection with her separation, Ms. Dennison forfeited all RSUs and PSUs scheduled to vest following 18 months from her termination of employment.

Other Aspects of Our Executive Compensation Program

General Equity Award Grant Practices

The Management Compensation Committee and the Board approve annual equity awards during regular first-quarter meetings, which are scheduled well in advance and without regard to any material Company news announcements.

We believe that the current and expected expense and share utilization are reasonable and justified in light of the Management Compensation Committee's goals of aligning the long-term interests of officers and employees with those of shareholders and rewarding officers for long-term relative TSR growth while retaining a strong management team. We actively monitor the expense and share utilization associated with annual grants and are committed to adjusting grant practices if and when appropriate.

Throughout the performance periods for equity awards, the Management Compensation Committee receives updates on the executives' progress in achieving applicable performance goals and monitors the compensation expense and share run rate that the Company is incurring for outstanding equity awards.

The reference price for calculating the value of equity awards granted is the closing market price of Nasdaq's common stock on the grant date. Existing equity ownership levels are not a factor in award determinations as we do not want to discourage senior executives from holding significant amounts of our common stock.

Benefits

We provide a comprehensive benefits program to our executive officers, including the NEOs, which mirrors the program offered to all employees of the Company. These benefits include, among other components, retirement savings programs, health and welfare benefits, and participation in the Company's ESPP. Under these plans, our NEOs participate on the same terms as other employees.

Prior to 2007, Nasdaq offered a defined benefit pension program, which was frozen in 2007. The plan did not allow any new participants, and for existing participants, future service and salary did not contribute to the benefit accrual under the plan. Employees hired before the freeze date continued to receive credit for service required for the vesting of the benefit. No NEOs, besides Ms. Friedman, participated in the defined benefit pension program. In June 2023, we terminated the pension plan, and Ms. Friedman received a distribution in December 2023 for the amount she had accrued during her time of service.

Severance

Except in employment agreements and other agreements for certain executive officers as described in this Proxy Statement, we are not obligated to pay general severance or other enhanced benefits to any NEO upon termination of his or her employment. However, the Management Compensation Committee and/or the Board has the discretion to pay severance. Severance decisions do not influence other compensation decisions, which are focused on motivating our executives to remain with Nasdaq and contribute to our future success.

Change in control severance is addressed in employment agreements for certain NEOs, as described in this Proxy Statement, and in a change in control severance policy for NEOs without an employment agreement. We believe that the terms for triggering payment under these arrangements are appropriate. For example, these arrangements use what is known as a "double trigger," meaning that severance resulting from a change in control is paid only upon the occurrence of both a change in control of the Company and a qualifying loss of employment. In addition, a change in control under these arrangements is limited to situations where the acquiror obtains a majority of Nasdaq's voting securities or the current members of our Board (or their approved successors) cease to constitute a majority of the Board. We do not provide tax gross-ups in connection with the change in control excise tax.

For further information on Nasdaq's limited severance arrangements, see "Employment Agreements and Potential Payments Upon Termination or Change in Control."

CD&A

Other

Because our executive compensation program emphasizes pay for performance, it includes few perquisites for our executives. Under her employment agreement, for security reasons, we provide Ms. Friedman with a company car and a security-trained driver for use when conducting Nasdaq business. Any incremental expense incurred as a result of her use of the car and driver for personal reasons is reported in the Summary Compensation Table included below under "Executive Compensation." NEOs are eligible to receive basic financial planning services and executive health exams. In addition, like all employees and contractors, our executives are eligible to receive 100% corporate matching funds (and sometimes more for specific initiatives approved by the Company) for donations to an IRS-registered, 501(c)(3)-compliant organization, subject to certain limits. Participation in each of these programs is voluntary. We do not provide tax gross-up payments on perquisites.

Risk Mitigation and Other Pay Practices

Risk Assessment of Compensation Program

We monitor the risks associated with our compensation program on an ongoing basis. In April 2024, both the Management Compensation Committee and the Audit & Risk Committee were presented with the results of our annual formal assessment of our employee compensation program in order to evaluate the risks arising from our compensation policies and practices. This risk assessment report reflected a comprehensive review and analysis of the components of our compensation program. The Management Compensation Committee and the Audit & Risk Committee both concluded, based on the risk assessment report's findings, that any risks arising from our compensation program are not reasonably likely to have a material adverse effect on the Company.

The risk assessment was performed by an internal working group consisting of employees in People@Nasdaq, Group Risk Management, and the Internal Audit Department, as well as in the Offices of the General Counsel and Corporate Secretary. The findings were presented to the Global Risk Management Committee, which concurred with the working group's report. The risk assessment included the following steps:

- collection and review of our compensation policies;
- development of a risk assessment scorecard, analysis approach, and timeline; and
- review and evaluation of controls that might mitigate risk-taking (e.g., equity vesting structure, incentive recoupment policy, and stock ownership guidelines).

Stock Ownership Guidelines

We recognize the importance of stock ownership as an essential means of closely aligning the interests of our executives with the interests of our shareholders. In addition to using equity awards as a primary long-term incentive compensation tool, we have stock ownership guidelines for our senior executives, including our NEOs. Under its charter, the Management Compensation Committee reviews the stock ownership guidelines annually and verifies compliance.

Under the guidelines, the covered executives are expected to own specified dollar amounts of our common stock based on a multiple of their base salary, as set forth in the table below.

Title	Value of Shares Owned
Chair and CEO	6 x base salary
Presidents	4 x base salary
CFO	4 x base salary
Other EVPs	3 x base salary

Individual holdings, shares jointly owned with immediate family members or held in trust, RSUs (whether vested or unvested), shares underlying PSUs after completion of the performance period, and shares purchased or held through our plans, such as the Nasdaq ESPP, count toward satisfying the guidelines. New executives and executives who incur a material change in their responsibilities are expected to meet the applicable level of ownership within five years of their start date or the date of the change in responsibilities. All of the NEOs who were required to comply with the guidelines on December 31, 2023 were in compliance at such time.

Stock Holding Guidelines

We encourage our senior executives to retain equity grants until the applicable stock ownership level discussed above is reached. Under the stock ownership guidelines, these officers must hold the specified dollar amounts of stock through the end of their employment with Nasdaq. We feel that our guidelines provide proper alignment of the interests of our management and our shareholders and therefore, we do not have additional stock holding requirements beyond the stock ownership guidelines.

Trading Controls and Hedging and Pledging Policies

We prohibit directors and executive officers from engaging in securities transactions that allow them either to insulate themselves or profit from a decline in Nasdaq's stock price (with the exception of selling shares outright in accordance with applicable laws and regulations). Specifically, these individuals may not enter into hedging transactions with respect to Nasdaq's common stock, including short sales and transactions in derivative securities. Finally, these individuals may not pledge, hypothecate, or otherwise encumber their shares of Nasdaq common stock, including by holding such shares in a margin account.

We permit all employees, including the NEOs, to enter into plans established under Rule 10b5-1 of the Exchange Act, enabling them to trade in our stock, including stock received through equity grants, during periods in which they might not otherwise be able to trade because material nonpublic information about Nasdaq has not been publicly released. These may include specific instructions to a broker to trade on behalf of the employee if our stock price reaches a specified level or if certain other events occur. Therefore, the employee no longer controls the decision to trade or the timing of the trade. Additionally, all 10b5-1 plans adopted by our executive officers and directors are subject to applicable SEC regulations.

Incentive Recoupment Policies

We have adopted the following incentive recoupment, or "clawback," policies.

- We updated our long-standing compensation recoupment policy, which is applicable to officers with the rank of SVP and above. The policy provides that the Company may recoup cash or equity-based compensation, either discretionary or performance-based (excluding salary or vested tax-qualified employee retirement benefits) that was incorrectly paid or awarded due to a financial reporting error, whether or not such individual's conduct contributed to the financial statement reporting error. Compensation can also be recouped based on breaches of Nasdaq policy or applicable legal, contractual, or regulatory requirements in connection with service to Nasdaq; actions resulting in significant reputational or financial harm to Nasdaq; breaches of fiduciary duty to Nasdaq; willful misconduct, gross negligence, material dishonesty, or fraud; or any other actions taken by an applicable person in the course of such person's service that the Management Compensation Committee deems necessary to be subject to the policy.

- We adopted our Supplemental Executive Officer Recoupment Policy in response to the Dodd-Frank Act, SEC rules, and Nasdaq Stock Market listing requirements. The policy requires Nasdaq to recover certain incentive-based compensation received by current or former executive officers in the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. The recoverable compensation is that compensation which was received during the three-year period preceding the date on which the accounting restatement was required. The clawback pertains to any excess income derived by an executive officer based on materially inaccurate accounting statements. This policy applies to all incentive-based compensation (including cash bonus payments) received by our current and former Section 16 officers on or after October 2, 2023, the effective date specified in the Nasdaq Stock Market listing standards.

CD&A

Additionally, our CEO and CFO are subject to the clawback provisions of the Sarbanes-Oxley Act of 2002, which provide that if we are required to prepare an accounting restatement because of "misconduct," the CEO and CFO are required to reimburse us for any incentive or equity-based compensation received and profits from selling Nasdaq securities during the year following issuance of the inaccurate financial statements.

Tax and Accounting Implications of Executive Compensation

The Management Compensation Committee considers income tax and other consequences of individual compensation elements when it is analyzing the overall level of compensation and the mix of compensation among individual elements. Depending upon the relevant circumstances at the time, the Management Compensation Committee may determine to award compensation that is not deductible. In making this determination, the Management Compensation Committee balances the purposes and needs of our executive compensation program against potential tax and other implications.

Generally, under GAAP, compensation is expensed as earned. We generally recognize compensation expense for equity awards on a straight-line basis over the requisite service period of the award.

Management Compensation Committee Report

The Management Compensation Committee reviewed and discussed the Compensation Discussion and Analysis with management. After such discussions, the Management Compensation Committee recommended to Nasdaq's Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Form 10-K.

The Management Compensation Committee


Steven D. Black (Chair)


Melissa M. Arnoldi


Michael R. Splinter


Toni Townes-Whitley


Jeffery W. Yabuki

Management Compensation Committee Interlocks and Insider Participation

None of the members of the Management Compensation Committee is an executive officer, employee, or former officer of Nasdaq. With the exception of Ms. Friedman, none of Nasdaq's executive officers serves as a current member of the Nasdaq Board. None of Nasdaq's executive officers serves as a director or a member of the compensation committee of any entity that has one or more executive officers serving on the Nasdaq Board or Management Compensation Committee.

Executive Compensation Tables

The following tables, narrative, and footnotes present the compensation of the NEOs during 2023 in the format mandated by the SEC.

2023 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Adena T. Friedman	2023	$1,250,000	—	$12,551,660	—	$4,653,812	$43,280	$18,498,752
Chair and CEO	2022	$1,250,000	—	$12,378,830	$9,999,975	$4,372,748	$43,752	$28,045,305
	2021	$1,250,000	—	$12,864,768	—	$5,799,474	$51,651	$19,965,893
Sarah Youngwood EVP and CFO	2023	$43,077	$500,000	$10,863,114	—	$125,000	$15,000	$11,546,191
Ann M. Dennison	2023	$629,808	—	$2,683,143	—	$1,229,732	$2,107,538	$6,650,221
Former EVP and CFO	2022	$568,269		$1,547,306		$1,144,020	$37,560	$3,297,155
	2021	$529,630	—	$1,543,459	—	$1,415,845	$31,891	$3,520,825
Tal Cohen	2023	$698,077	—	$2,413,740		$1,338,959	$19,800	$4,470,576
President	2022	$586,539	—	$5,488,332	—	$1,420,551	$18,300	$7,513,722
P.C. Nelson Griggs	2023	$698,077		$2,413,740		$1,263,829	$19,800	$4,395,446
President	2022	$593,269	—	$5,466,064	—	$1,290,492	$18,300	$7,368,125
	2021	$575,000	—	$2,058,297	—	$1,640,065	$18,778	$4,292,140
Brendan Brothers[6] EVP and Head of Financial Crime Management Technology	2023	$419,523	—	$1,459,255	—	$3,320,782	$24,270	$5,223,830

1. The amount reported in this column reflects a one-time cash sign-on bonus for Ms. Youngwood, who began employment as EVP and CFO on December 1, 2023. This amount was set forth in Ms. Youngwood's employment offer letter.

2. The amounts reported in this column reflect the grant date fair value of the stock awards, including PSUs and RSUs, computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in Note 11 to the Company's audited financial statements for the fiscal year ended December 31, 2023 included in our Form 10-K. Since the 2023 three-year PSU award payouts are contingent on TSR-related performance-based vesting conditions, the grant date fair values were determined based on a Monte Carlo simulation model.

    The Monte Carlo simulation model takes into account expected price movement of Nasdaq stock as compared to peer companies. As a result of the Company's pre-grant 2023 TSR performance relative to peer companies, the Monte Carlo simulation model assigned a lower value to each 2023 three-year PSU than the closing price of Nasdaq's stock on the grant date. For Ms. Youngwood's PSU grant, the Monte Carlo simulation model assigned a higher value to her 2023 three-year PSU than the closing price of Nasdaq's stock on the grant date. Therefore, the value reflected in the 2023 Summary Compensation Table does not reflect the target grant date face value shown in the Long-Term Incentive Compensation section of the Compensation Discussion and Analysis in this Proxy Statement. There is no assurance that the target grant date face values or FASB ASC Topic 718 fair values will ever be realized. The table below summarizes the target grant date face value of PSU grants that the Management Compensation Committee and the Board approved for the NEOs compared to the FASB ASC Topic 718 fair value.

    In connection with Ms. Dennison's exit from the Company, the amounts reported in this column also reflect the additional accounting expense of $752,203 that resulted from the accounting treatment of Ms. Dennison's awards as a part of her Separation Agreement.

Name	Year	Target PSUs (#)	Target Grant Date Face Value ($)	FASB ASC Topic 718 Fair Value ($)
Adena T. Friedman	2023	191,176	$10,400,000	$10,048,211
Sarah Youngwood	2023	89,541	$5,000,000	$6,000,142
Ann M. Dennison	2023	29,411	$1,600,000	$1,545,842
Tal Cohen	2023	36,764	$2,000,000	$1,932,316
P.C. Nelson Griggs	2023	36,764	$2,000,000	$1,932,316
Brendan Brothers	2023	18,382	$1,000,000	$966,158

3. The amounts reported in this column reflect the grant date fair value of the option award computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of this amount are included in Note 11 to the Company's audited financial statements for the fiscal year ended December 31, 2023 included in our Form 10-K.

4. The amounts reported in this column reflect the cash awards made to the NEOs under the ECIP or other performance-based incentive compensation programs. For Mr. Brothers, this column includes: (i) $964,612, the amount of his annual incentive award under the ECIP and (ii) $2,356,170 paid pursuant to the MIP, as further described in this Proxy Statement.

5. The following table sets forth the 2023 amounts reported in the "All Other Compensation" column by type. The incremental cost of Ms. Friedman's personal use of her company car (including commuting expenses) is calculated based on an allocation of the cost of the driver, lease, tolls, fuel, parking, maintenance, and other related expenses. For Ms. Youngwood, the amount reflected as "Legal Expenses" represents the amount paid by the Company on her behalf to her legal counsel in connection with the negotiation of her employment offer letter and pursuant to the legal expense reimbursement provision of the employment offer letter. For Ms. Dennison, the amounts set forth for her separation payment, outplacement services, and health & welfare benefits continuation, and a portion of the amount set forth for her financial/tax planning services, were paid pursuant to her Separation Agreement, as further described on page 91 of this Proxy Statement. For Mr. Brothers, the Company's matching retirement savings contributions are made in accordance with a Canadian retirement savings program.

Name	Contribution to 401(k) Plan or or Other Retirement Savings Plan	Wellness Bonus ($)	Financial/ Tax Planning Services ($)	Incremental Cost of Personal Use of Company Car ($)	Separation Payment ($)	Outplacement Services ($)	Health & Welfare Benefits Continu- ation ($)	Legal Expenses ($)	Total All Other Compensation ($)
Adena T. Friedman	$19,800	—	$19,095	$4,385	—	—	—	—	$43,280
Sarah Youngwood	—	—	—	—	—	—	—	$15,000	$15,000
Ann M. Dennison	$19,800	—	$47,738	—	$1,950,000	$50,000	$40,000	—	$2,107,538
Tal Cohen	$19,800	—	—	—	—	—	—	—	$19,800
P.C. Nelson Griggs	$19,800	—	—	—	—	—	—	—	$19,800
Brendan Brothers	$22,799	$1,471	—	—	—	—	—	—	$24,270

6. Mr. Brothers is paid in Canadian dollars (CAD), and a foreign exchange rate of 1.36 CAD to 1 United States dollar is reflected in this table. This conversion rate is calculated internally based on annual budgeted foreign exchange rates.

2023 Grants of Plan-Based Awards Table

Name	Committee and/or Board Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Adena T. Friedman	02/23/2023	—	—	$3,750,000	$7,500,000	—	—	—	—	—
	02/23/2023	04/03/2023	—	—	—	—	191,176	382,352	—	$10,048,211
	02/23/2023	04/03/2023	—	—	—	—	—	—	47,794	$2,503,449
Sarah Youngwood	09/01/2023	—	—	$1,400,000	$2,800,000	—	—	—	—	—
	09/01/2023	12/06/2023	—	—	—	—	89,541	179,082	—	$6,000,142
	09/01/2023	12/06/2023	—	—	—	—	—	—	89,541	$4,862,972
Ann M. Dennison	12/06/2022	—	—	$975,000	$1,950,000	—	—	—	—	—
	03/22/2023	04/03/2023	—	—	—	—	29,411	58,822	—	$1,545,842
	03/22/2023	04/03/2023	—	—	—	—	—	—	7,352	$385,098
Tal Cohen	09/20/2022	—	—	$1,050,000	$2,100,000	—	—	—	—	—
	03/22/2023	04/03/2023	—	—	—	—	36,764	73,528	—	$1,932,316
	03/22/2023	04/03/2023	—	—	—	—	—	—	9,191	$481,424
P.C. Nelson Griggs	09/20/2022	—	—	$1,050,000	$2,100,000	—	—	—	—	—
	03/22/2023	04/03/2023	—	—	—	—	36,764	73,528	—	$1,932,316
	03/22/2023	04/03/2023	—	—	—	—	—	—	9,191	$481,424
Brendan Brothers	09/19/2023	—	—	$750,000	$1,500,000	—	—	—	—	—
	09/20/2022	—	—	$3,129,875	$4,694,813	—	—	—	—	—
	03/22/2023	04/03/2023	—	—	—	—	18,382	36,764	—	$966,158
	03/22/2023	04/03/2023	—	—	—	—	—	—	9,191	$493,097

1. The amounts reported in these columns represent the possible range of payments under the ECIP or other performance-based incentive compensation programs. Amounts are considered earned in fiscal year 2023 although they were not paid until 2024. For information about the amounts actually earned by each NEO under the ECIP or other performance-based incentive compensation programs, see "Executive Compensation Tables – 2023 Summary Compensation Table."

2. The amounts reported in these columns represent the possible range of PSUs that each NEO may earn under the Equity Plan, depending on the achievement of performance goals established by the Management Compensation Committee and/or Board. For further information, see "Executive Compensation - Compensation Discussion and Analysis - 2023 Compensation Decisions – Long-Term Incentive Compensation."

3. The amounts reported in this column represent the grant date fair value of the total equity awards reported in the previous columns calculated pursuant to FASB ASC Topic 718 based upon the assumptions discussed in Note 11 to the Company's audited financial statements for the fiscal year ended December 31, 2023 included in our Form 10-K. For further information about the calculation of these amounts, see "Executive Compensation - Executive Compensation Tables – 2023 Summary Compensation Table."

2023 Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercis-able	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[11]
Adena T. Friedman	806,451	—	—	$22.23	01/03/2027	—	—	—	—
	—	613,872	—	$67.48	01/03/2032	19,506[1]	$1,134,079	—	—
	—	—	—	—	—	26,517[2]	$1,541,698	—	—
	—	—	—	—	—	39,576[3]	$2,300,949	158,310[8]	$9,204,143
	—	—	—	—	—	47,794[4]	$2,778,743	191,176[9]	$11,114,973
Sarah Youngwood	—	—	—	—	—	89,541[5]	$5,205,914	89,541[10]	$5,205,914
Ann M. Dennison	—	—	—	—	—	2,274[1]	$132,210	—	—
	—	—	—	—	—	3,180[2]	$184,885	—	—
	—	—	—	—	—	3,300[3]	$191,862	—	—
	—	—	—	—	—	2,450[4]	$142,443	19,788[8]	$1,150,474
Tal Cohen	—	—	—	—	—	2,166[1]	$125,931	—	—
	—	—	—	—	—	3,978[2]	$231,281	—	—
	—	—	—	—	—	6,594[3]	$383,375	—	—
	—	—	—	—	—	9,191[4]	$534,365	26,385[8]	$1,534,024
	—	—	—	—	—	38,478[2]	$2,237,111	36,764[9]	$2,137,459
P.C. Nelson Griggs	—	—	—	—	—	3,468[1]	$201,630	—	—
	—	—	—	—	—	4,242[2]	$246,630	—	—
	—	—	—	—	—	6,594[3]	$383,375	—	—
	—	—	—	—	—	9,191[4]	$534,365	26,385[8]	$1,534,024
	—	—	—	—	—	44,988[6]	$2,615,602	36,764[9]	$2,137,459
Brendan Brothers	—	—	—	—	—	9,191[7]	$534,365	18,382[9]	$1,068,729

1. These RSUs vested on 4/1/2024.
2. These RSUs vested as to 50% on April 1, 2024, and the remaining shares will vest on April 1, 2025.
3. 33% of these RSUs vested on April 1, 2024, 33% will vest on April 1, 2025, and the remaining shares will vest on April 1, 2026. Ms. Dennison forfeited shares vesting after the 18-month anniversary of her departure, and those shares are not reflected in the table.
4. These RSUs will vest as to 33% on April 3, 2025, 33% on April 3, 2026, and the remaining shares on April 3, 2027. Ms. Dennison forfeited shares vesting after the 18-month anniversary of her departure, and those shares are not reflected in the table.
5. These RSUs will vest as to 33% on December 6, 2024, 33% on December 6, 2025, and the remaining shares on December 6, 2026.
6. These RSUs will vest as to 50% on July 1, 2024, and the remaining shares will vest on July 1, 2025.
7. These RSUs vested on April 3, 2024.
8. This PSU award is subject to a three-year performance period ending on December 31, 2024. The amount reported is the target award amount, although the actual number of shares awarded could range from 0% to 200% of the target award amount, depending on the level of achievement of certain specified performance goals established by the Management Compensation Committee and/or the Board.
9. This PSU award is subject to a three-year performance period ending on December 31, 2025. The amount reported is the target award amount, although the actual number of shares awarded could range from 0% to 200% of the target award amount, depending on the level of achievement of certain specified performance goals established by the Management Compensation Committee and/or the Board.
10. This PSU award is subject to a three-year performance period ending on December 31, 2026. The amount reported is the target award amount, although the actual number of shares awarded could range from 0% to 200% of the target award amount, depending on the level of achievement of certain specified performance goals established by the Management Compensation Committee and/or the Board.
11. Amounts in this column are based on a closing price of $58.14 on December 29, 2023, the last trading day of 2023.

2023 Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Adena T. Friedman[2]	—	—	299,089	$16,707,216
Sarah Youngwood	—	—	—	—
Ann M. Dennison[3]	—	—	67,772	$3,759,652
Tal Cohen[4]	—	—	63,335	$3,490,960
P.C. Nelson Griggs[5]	—	—	70,697	$3,788,757
Brendan Brothers	—	—	—	—

1. The amounts reported in this column are calculated by multiplying the number of shares of stock that vested by the closing market price of our common stock on the vesting date.
2. The amount reported includes 149,516 shares that were withheld to pay taxes in connection with the vesting(s).
3. The amount reported includes 29,197 shares that were withheld to pay taxes in connection with the vesting(s).
4. The amount reported includes 29,713 shares that were withheld to pay taxes in connection with the vesting(s).
5. The amount reported includes 33,471 shares that were withheld to pay taxes in connection with the vesting(s).

Retirement Plans

In June 2023, we terminated our non-contributory, defined-benefit pension plan, which had been frozen since 2007. Ms. Friedman was the only NEO who had participated in the pension plan, and she received a lump-sum distribution in December 2023 for the amount she had accrued during her time of service.

2023 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Adena T. Friedman	Pension Plan	13.92	—	$277,605

1. Since the pension plan was frozen in 2007, the number of years of credited service for each participant under the plan differed from such participant's number of years of actual service with Nasdaq. As of December 31, 2023, Ms. Friedman had 27.42 years of actual service with Nasdaq. Generally, participants in the pension plan became vested in retirement benefits under the plan after five years of service from the participant's date of hire. As of the distribution of benefits in connection with the termination of the plan, Ms. Friedman was fully vested in her benefits payable under the pension plan.

Non-Qualified Deferred Compensation Table

The following table shows the executive contributions, earnings, withdrawals, and account balances for the NEOs for our deferred compensation plan. This plan for certain U.S. employees is an unfunded, unsecured deferred compensation plan. The Company does not make contributions on behalf of participants to the deferred compensation plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Average Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Adena T. Friedman	$465,381	—	$83,710	—	$986,366
Sarah Youngwood	—	—	—	—	—
Ann M. Dennison	—	—	$14,951	—	$72,152
Tal Cohen	—	—	$108,818	—	$819,093
P.C. Nelson Griggs	—	—	—	—	—
Brendan Brothers	—	—	—	—	—

Employment Agreements and Potential Payments Upon Termination or Change in Control

We currently have employment arrangements with two of our NEOs: Ms. Friedman and Ms. Youngwood. In addition to the employment arrangements, we have entered into continuing obligations agreements with the NEOs related to confidentiality and intellectual property protection.

Ms. Friedman's employment agreement prohibits her from rendering services to a competing entity for two years following her last date of employment. To receive certain termination payments and benefits, Ms. Friedman must execute a general release of claims against Nasdaq. In addition, termination payments and benefits may be discontinued if she breaches the restrictive covenants in either the employment agreement or the continuing obligations agreement.

Each employment arrangement sets forth the payments and benefits the applicable NEO will receive under various termination scenarios. For further information about these payments and benefits, see "Executive Compensation – Executive Compensation Tables – Estimated Termination or Change in Control Payments and Benefits."

Adena T. Friedman

Employment Agreement

Ms. Friedman's employment agreement, effective as of January 1, 2022, has a five-year term from January 1, 2022 to January 1, 2027. The agreement provides that Ms. Friedman will receive:

- an annual base salary of no less than $1,250,000;
- annual incentive compensation that is targeted at not less than $3,000,000 based on the achievement of one or more performance goals established for the year by the Management Compensation Committee; and
- based on the Management Compensation Committee's evaluation of Nasdaq and Ms. Friedman's performance, peer group market data, and internal equity, and consistent with past practices with respect to the combined aggregate value of grants, equity awards in the form of options, RSUs, and/or PSUs.

Under her agreement, if Ms. Friedman's employment is terminated by the Company without cause, or by Ms. Friedman for good reason, she will be entitled to the following severance payments and benefits from the Company:

- a cash payment equal to the sum of: (i) two times the prior year's annual base salary, (ii) two times the target bonus, and (iii) any pro rata target bonus with respect to the calendar year in which the termination occurs to the extent that performance goals are satisfied;
- continued vesting for 12 months of outstanding PSUs, RSUs, and options, with any performance-based vesting based on actual performance goals during the respective performance periods; and
- a taxable monthly cash payment equal to the COBRA premium until the earlier of the second anniversary of termination or the date Ms. Friedman is eligible for coverage under the health care plans of a subsequent employer.

Additionally, Ms. Friedman is subject to certain customary post-termination restrictive covenants relating to non-competition, non-solicitation, non-disparagement, and confidentiality.

Option Award

On January 3, 2022, the Management Compensation Committee and Board granted Ms. Friedman a one-time, performance-based stock option award with a value of $10 million associated with the renewal of her employment agreement for another five years. The grant provides strong motivation to deliver long-term stock price appreciation in alignment with shareholder interests over her future tenure as Chair and CEO. The entire award will become valuable only to the extent that Nasdaq's shareholders benefit from future increases in Nasdaq's share price. Additionally, 50% of the grant vesting is contingent upon achieving a cumulative 5-year EPS target; the remaining 50% will vest after 5 years of additional tenure as Chair and CEO.

EPS was determined to be the most appropriate financial metric, since it will reflect Nasdaq's organic and inorganic earnings growth over time and will be a key driver of longer-term TSR.

The performance condition for the vesting of the performance-based component of the award will be satisfied if Nasdaq's fully diluted compounded annual EPS growth for the period of January 1, 2022 through December 31, 2026 is at least 3.0%. For purposes of the award, "fully diluted EPS" means EPS on a fully diluted basis and shall be determined by the Management Compensation Committee in accordance with the same non-GAAP EPS methodology used by Nasdaq for its external financial reporting. (For a discussion of non-GAAP adjustments, see Annex A.)

In making this determination, the Management Compensation Committee or Board may include or exclude the effect of any one or more of the applicable extraordinary events described in our Equity Plan that may occur during the performance period. The Management Compensation Committee may also decide to include or exclude share buybacks or share issuances in making this determination.

Sarah Youngwood

Employment Offer Letter

The material compensation terms of Ms. Youngwood's employment offer letter are described on page 81.

If the Company terminates Ms. Youngwood's employment, other than for "Cause" or if she voluntarily resigns with "Good Reason" (as each term is defined in the employment offer letter), she will be entitled to the following payments:

- a severance payment equal to 150% of her base salary plus 100% of her target bonus opportunity;
- a pro rata target bonus for the calendar year in which the date of termination occurs; and
- a lump sum payment to reduce the cost of 12 months of COBRA health insurance coverage to the active Nasdaq employee rate.

Such severance is payable in substantially equal monthly installments for the 12-month period following termination. If such termination occurs prior to the full vesting of her one-time equity award, which was granted on December 6, 2023 and vests as to 33% on December 6, 2024, 33% on December 6, 2025, and the remainder on December 6, 2026, then the full amount of such award shall vest upon such termination date, and the outstanding PSUs will vest based on the target performance amount. Any other unvested equity at the time of such termination of employment will continue to vest for an additional 18 months after termination; PSUs will vest based on applicable performance during the relevant performance period.

Ann M. Dennison

Separation Agreement

For further information regarding Ms. Dennison's Separation Agreement, see "Executive Compensation - Compensation Discussion and Analysis - NEO Compensation Summaries."

Involuntary Termination Not for Cause or Voluntary Termination with Good Reason

Other Severance for NEOs

Severance payments and benefits payable to NEOs not subject to an employment agreement or other severance arrangement would be made at the sole discretion of the Company and the Management Compensation Committee. These payments are based on historical practices and predetermined guidelines.

ECIP

Under the ECIP, in the event an NEO's employment is terminated for any reason other than death, disability, or retirement, the executive's right to a cash incentive plan compensation award for the year of termination is forfeited. The Management Compensation Committee, in its sole discretion, may pay a pro-rata cash incentive compensation award to the executive for the year of termination.

Death or Disability

Employment Agreements

Under the employment agreement with Ms. Friedman, in the event of death or permanent disability, she is entitled to a pro rata target bonus for the year of termination. Additionally, Ms. Friedman (or her estate) is entitled to accelerated vesting of all unvested equity awarded as of December 31st of the year of termination, with any performance-based vesting based on actual performance goals during any complete performance periods and vesting at target performance for grants vesting prior to the completion of a performance cycle.

If Ms. Youngwood's employment terminates due to her retirement (meaning at least age 55 with at least five years of service with Nasdaq), death, or permanent disability, all her unvested PSUs and RSUs will continue to vest as though she continued employment through the applicable vesting and/or performance periods. The PSUs will vest based on applicable performance during the relevant performance period.

ECIP

Under the ECIP, an NEO may, in the discretion of the Management Compensation Committee, receive a pro rata portion of his or her incentive compensation award in the event of death or disability.

Equity Plan

With respect to the other NEOs, under the relevant terms and conditions of the Equity Plan and the individual equity award agreements, all stock options or RSUs that would have vested within one year from the date of death or disability will immediately vest and all vested options may be exercised until the earlier of one year from the date of death or disability or their expiration date. Under the PSU award agreements for all the NEOs, in the event of disability, unvested PSU awards will be forfeited. In the event of death, unvested PSU awards will vest upon the later of the date of death or the date the performance period for the awards is completed.

Termination Due to Change in Control ("Double Trigger")

All "change in control" payments and benefits are subject to a "double trigger," meaning that payments are made only when both a change in control of the Company and a qualifying termination of employment occur.

Employment Agreement – Adena Friedman

Under Ms. Friedman's employment agreement, if Ms. Friedman is terminated within two years after a change in control, either by the Company without cause or by Ms. Friedman for good reason (as defined in her employment agreement), Ms. Friedman will be entitled to the severance payments and benefits from the Company as described below:

- a cash payment equal to the sum of: (i) two times the prior year's annual base salary, (ii) two times the target bonus amount for the year prior to the year termination occurs, and (iii) any pro rata target bonus for the calendar year in which the termination occurs, to the extent that the performance goals are satisfied;
- accelerated vesting of all outstanding unvested equity awarded, subject to and in accordance with the terms of the Equity Plan;
- a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the Company's group health plans, until the earlier of the second anniversary of termination or the date she is eligible for coverage under another employer's health care plan; and
- continued life insurance and accidental death and dismemberment insurance benefits for the same period as the continued health coverage payments.

Change in Control Severance Plan

Under the Company's change in control severance plan, Ms. Youngwood and Messrs. Cohen, Griggs, and Brothers are each entitled to benefits in the event of a change in control. If the executive's employment is terminated by the Company without cause within two years following a change in control or by the executive for good reason within one year after a change in control, then he or she will be entitled to the following severance payments and benefits from the Company:

- a cash payment equal to the sum of (i) two times annual base salary, (ii) the target bonus amount as defined by the ECIP, (iii) any pro rata target bonus for the year of termination, and (iv) any unpaid bonus which had been earned for a completed plan year;
- payment of the employer's share of COBRA premiums for continued coverage under health plans until the earlier of the second anniversary of termination, or the date the executive is eligible for coverage under another employer's health care plan; and
- outplacement services for up to 12 months, with a maximum value of $50,000.

Under a "best net" provision, if amounts payable due to a change in control would be subject to an excise tax under Section 4999 of the Internal Revenue Code, payments or benefits to the executive would either be reduced to an amount that would not trigger an excise tax or the executive would receive all payments and benefits subject to the excise tax, whichever approach yields the best after-tax outcome for the executive officer.

The change in control severance plan contains restrictive covenants, which, among other things, require the executive to maintain the confidentiality of the Company's proprietary information and to refrain from disparaging the Company. Each executive also is prohibited from soliciting the Company's employees or rendering services to a competitor for one year following termination. Further, to receive the severance benefits, the executive must execute a general release of claims against the Company. In addition, severance benefits may be discontinued if the executive breaches the restrictive covenants.

Equity Plan

Under the Equity Plan, if outstanding awards are assumed or substituted by the successor company, and an employee, including an NEO, is involuntarily terminated by the Company other than for cause within a one-year period after a change in control, all unvested equity awards will vest on the termination date. For awards not assumed or substituted by the successor company, unvested awards shall vest immediately prior to the effective time of the change in control.

Estimated Termination or Change in Control Payments and Benefits

The table below reflects the payments and benefits payable to each NEO in the event of a termination of the executive's employment under several different circumstances. The amounts shown assume that termination was effective as of December 31, 2023, use the executive's compensation and service levels as of that date, and are estimates of the amounts that would be payable to the NEOs in each situation; provided, however, that the amounts shown for Ms. Dennison are actual amounts that she was paid upon her separation from the Company as of December 31, 2023. The actual amounts to be paid can be determined only at the time of an executive's actual separation from the Company. Factors that may affect the nature and amount of payments made on termination of employment, among others, include the timing of the event, compensation level, the market price of the Company's common stock, and the executive's age. Annual incentive amounts are shown at target. The reported value of the accelerated vesting of outstanding equity awards is based on the intrinsic value of these awards (the value based upon the market price of the Company's common stock on December 31, 2023). The value of PSUs that continue to vest after termination is reported as if the grants vested at target on the termination date. The amounts shown in the table do not include payments and benefits available generally to salaried employees, such as accrued vacation pay and any death, disability, or welfare benefits available under broad-based plans.

Named Executive Officer	Involuntary Termination Not for Cause or Voluntary Termination with Good Reason ($)	Death ($)	Disability ($)	Separation Agreement ($)[4]	Termination Due to Change in Control ("Double Trigger") ($)
Adena T. Friedman					
Severance	$10,000,000	—	—	—	$10,000,000
Pro-Rata Current Year Annual Incentive[1]	$3,750,000	$3,750,000	$3,750,000	—	$3,750,000
Equity Vesting[2]	$3,598,168	$7,755,469	$7,755,469	—	$7,755,469
Continued Performance-Based Equity Vesting[2]	$9,204,143	$20,319,116	$20,319,116	—	$20,319,116
Health & Welfare Benefits Continuation	$32,886	—	—	—	$32,886
TOTAL	**$26,585,197**	**$31,824,585**	**$31,824,585**	**—**	**$41,857,471**
Sarah Youngwood					
Severance	$2,450,000	—	—	—	$2,800,000
Pro-Rata Current Year Annual Incentive[1]	$1,400,000	—	—	—	$1,400,000
Equity Vesting[3]	$5,205,914	$5,205,914	$5,205,914	—	$5,205,914
Continued Performance-Based Equity Vesting[3]	$5,205,914	$5,205,914	$5,205,914	—	$5,205,914
Health & Welfare Benefits Continuation	$23,446	—	—	—	$46,892
Outplacement Services	—	—	—	—	$50,000
TOTAL	**$14,285,274**	**$10,411,828**	**$10,411,828**	**—**	**$14,708,720**
Ann M. Dennison					
Severance	—	—	—	$1,950,000	—
Pro-Rata Current Year Annual Incentive	—	—	—	$1,229,732	—
Equity Vesting	—	—	—	$651,401	—
Continued Performance-Based Equity Vesting	—	—	—	$1,150,474	—
Health & Welfare Benefits Continuation	—	—	—	$40,000	—
Outplacement Services	—	—	—	$50,000	—
Financial and Tax Services	—	—	—	$28,643	—
TOTAL	**—**	**—**	**—**	**$5,100,250**	**—**

Named Executive Officer	Involuntary Termination Not for Cause or Voluntary Termination with Good Reason ($)	Death ($)	Disability ($)	Separation Agreement ($)[4]	Termination Due to Change in Control ("Double Trigger") ($)
Tal Cohen					
Severance	$2,100,000	—	—	—	$2,450,000
Pro-Rata Current Year Annual Incentive[1]	$1,050,000	$1,050,000	$1,050,000	—	$1,050,000
Equity Vesting	—	$1,487,977	$1,487,977	—	$3,512,063
Continued Performance-Based Equity Vesting	—	$3,671,483	—	—	$3,671,483
Health & Welfare Benefits Continuation	$23,446	—	—	—	$46,892
Outplacement Services	$50,000	—	—	—	$50,000
TOTAL	**$3,223,446**	**$6,209,460**	**$2,537,977**	**—**	**$10,780,438**
P.C. Nelson Griggs					
Severance	$2,100,000	—	—	—	$2,450,000
Pro-Rata Current Year Annual Incentive[1]	$1,050,000	$1,050,000	$1,050,000	—	$1,050,000
Equity Vesting	—	$1,938,678	$1,938,678	—	$3,981,602
Continued Performance-Based Equity Vesting	—	$3,671,483	—	—	$3,671,483
Health & Welfare Benefits Continuation	$23,446	—	—	—	$46,892
Outplacement Services	$50,000	—	—	—	$50,000
TOTAL	**$3,223,446**	**$6,660,161**	**$2,988,678**	**—**	**$11,249,977**
Brendan Brothers[5]					
Severance	$1,500,000	—	—	—	$1,750,000
Pro-Rata Current Year Annual Incentive[1]	$750,000	$750,000	$750,000	—	$750,000
MIP	$4,712,340	$4,712,340	$4,712,340	—	$4,712,340
Equity Vesting	—	$534,365	$534,365	—	$534,365
Continued Performance-Based Equity Vesting	—	$1,068,729	—	—	$1,068,729
Health & Welfare Benefits Continuation	$2,189	—	—	—	$4,378
Outplacement Services	$50,000	—	—	—	$50,000
TOTAL	**$7,014,529**	**$7,065,434**	**$5,996,705**	**—**	**$8,869,812**

1. Assumes payment at target.

2. Upon an involuntary termination not for cause or voluntary termination with good reason, under the terms of Ms. Friedman's employment agreement, she is entitled to continued vesting for 12 months of her outstanding PSUs, RSUs, and options, with any performance-based vesting based on actual performance goals during the respective performance periods.

3. Upon an involuntary termination not for cause or voluntary termination with good reason, under the terms of Ms. Youngwood's employment offer letter, she is entitled to accelerated vesting of the equity grant that she received on December 6, 2023.

4. Reflects actual separation payments and benefits under the terms of Ms. Dennison's separation agreement. In accordance with such agreement, Ms. Dennison's outstanding PSUs and RSUs will continue to vest for 18 months following the date of separation.

5. Amounts shown in United States dollars. Mr. Brothers is paid in Canadian dollars (CAD). All compensation for Mr. Brothers, as described in this Proxy Statement, is paid based on a conversion rate of 1.36 CAD to $1.

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information about the relationship between “compensation actually paid” (as defined in Item 402(v)) and performance. The amounts in this Pay Versus Performance section may not sum due to rounding additive figures to the nearest dollar.

					Value of Initial Fixed $100 Investment Based On:				
Year (a)	Summary Compensation Table Total for Principal Executive Officer (PEO) (b)[1,2]	Compensation Actually Paid to PEO[1,3] (c)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (NEOs)[1,4] (d)	Average Compensation Actually Paid to Non-PEO Named Executive Officers[1,5] (e)	Nasdaq Total Shareholder Return (f)	2023 Peer Group Total Shareholder Return[6] (g1)	2022 Peer Group Total Shareholder Return[7] (g2)	Net Income (millions)[8] (h)	Non-GAAP Operating Income (millions)[9] (i)
2023	$18,498,752	$9,815,212	$6,457,253	$5,281,897	$173	$155	$132	$1,059	$1,938
2022	$28,045,305	$25,888,844	$6,391,803	$6,467,133	$179	$134	$111	$1,125	$1,820
2021	$19,965,893	$69,015,180	$3,411,044	$11,672,259	$202	$151	$133	$1,187	$1,849
2020	$15,807,618	$31,960,132	$3,970,881	$7,136,488	$126	$111	$120	$933	$1,530

1. The Principal Executive Officer (PEO) non-PEO NEOs from 2020–2023 were as detailed in the table below.

Year	2020	2021	2022	2023
PEO	Adena T. Friedman	Adena T. Friedman	Adena T. Friedman	Adena T. Friedman
Non-PEO NEOs	Michael Ptasznik	Ann M. Dennison	Ann M. Dennison	Sarah Youngwood
	Lauren B. Dillard	Michael Ptasznik	Tal Cohen	Ann M. Dennison
	P.C. Nelson Griggs	Lauren B. Dillard	P.C. Nelson Griggs	Tal Cohen
	Bradley J. Peterson	P.C. Nelson Griggs	Bradley J. Peterson	P.C. Nelson Griggs
		Bradley J. Peterson		Brendan Brothers

2. The dollar amounts reported in column (b) are the amounts of total compensation reported for Ms. Friedman for each corresponding year in the “Total” column of the Summary Compensation Table. Refer to “Summary Compensation Table.”

3. The dollar amounts reported in column (c) represent the amount of “compensation actually paid” to Ms. Friedman, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Ms. Friedman during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Ms. Friedman’s total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Deduction for Reported Change in Actuarial Present Values[a]	Reported Value of Equity Awards	Total PEO Equity Award Adjustments[b]	Compensation Actually Paid to PEO
2023	$18,498,752	$0	($12,551,660)	$3,868,120	$9,815,212

a. Adjustments relating to defined benefit and pension plans (as applicable) were made to total compensation for each year to determine compensation actually paid.

b. The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation methodologies used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Grant Date Fair Value of Equity Awards Disclosed in the Summary Compensation Table	Total PEO Equity Award Adjustments			
		Year End Fair Value of Equity Awards Granted During the Covered Year	Change in Fair Value of Outstanding and Unvested Equity Awards	Value of Awards Granted in Prior Years Vesting During the Covered Year	Total PEO Equity Award Adjustments
2023	($12,551,660)	$12,234,909	($6,211,274)	($2,155,515)	$3,868,120

4. The dollar amounts reported in column (d) represent the average of the amounts reported for the NEOs as a group in the "Total" column of the Summary Compensation Table in each applicable year.

5. The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group for each year to determine the compensation actually paid, using the same methodology described above in footnote 3:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Non-PEO NEO Equity Award Adjustments[a]	Average Compensation Actually Paid to Non-PEO NEOs
2023	$6,457,253	($3,966,598)	$2,791,242	$5,281,897

a. The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation methodologies used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Grant Date Fair Value of Equity Awards Disclosed in the Summary Compensation Table	Average Non-PEO NEO Equity Award Adjustments					
		Year End Fair Value of Equity Awards Granted During the Covered Year	Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value of Awards Granted and Vesting in the Covered Year	Value of Awards Granted in Prior Years Vesting During the Covered Year	Change in Fair Value of Awards that Failed to Meet Applicable Vesting Conditions	Average Non-PEO NEO Equity Award Adjustments
2023	($3,966,598)	$3,519,513	($474,941)	$28,489	($262,448)	($19,370)	$2,791,242

6. Represents the cumulative TSR measured from 12/31/2019 through the end of each year shown for the S&P 500 GICS 4020 Index, identified by Nasdaq as the "New Peer Group" in its 2023 10-K for the purposes of Item 201(e) of Regulation S-K. Nasdaq specifically changed its Peer Group to this Index because it reflects a blend of exchanges, as well as data, financial technology, and banking companies that align more closely with Nasdaq's diverse business and competitors.

7. Represents the cumulative TSR measured from 12/31/2019 through the end of each year shown for a custom peer group, as disclosed by Nasdaq for the purposes of Item 201(e) of Regulation S-K, reflecting the "2022 Peer Group." The 2022 Peer Group will be replaced by the "2023 Peer Group" or "New Peer Group" going forward. The 2022 Peer Group for each of 2022, 2021, and 2020 was comprised of the same peer companies. TSR figures shown are calculated based on weightings according to each peer company's stock market capitalization at the beginning of each period for which a return is indicated, in accordance with Item 201(e) of Regulation S-K. The TSR calculations applicable to last year's comparable disclosure for the purposes of Item 201(e) of Regulation S-K for the 2022 Peer Group were calculated based on weightings according to each peer company's stock market capitalization at the end of each period for which a return is indicated.

8. The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

9. The Company believes Non-GAAP Operating Income is the financial performance measure most closely linked to the calculation of compensation actually paid. Non-GAAP Operating Income is defined as set forth in footnote 1 of the "Corporate Objectives Performance vs. Goals" table on page 76 of this Proxy Statement. See also Annex A of this Proxy Statement for more information on adjustments to non-GAAP measures.

Analysis of the Information Presented in the Pay versus Performance Table





The tables and graphs above demonstrate that over the measurement period, compensation actually paid for the PEO and non-PEO NEOs trended directionally with the Company's cumulative TSR and net income from 2020 to 2023. While compensation actually paid also correlated with the Company Selected Measure (Non-GAAP Operating Income) from 2020 to 2022, compensation actually paid decreased from 2022 to 2023 even as the Company Selected Measure increased. The changes in compensation actually paid are largely attributable to the fluctuation in value of outstanding equity awards, which correlate with increases and decreases in stock price and cumulative TSR. Over the measurement period, our cumulative TSR has outperformed the peer group.

Tabular List of Financial Performance Measures

The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's PEO and non-PEO NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Non-GAAP Operating Income
- Net Revenue
- ARR
- Non-GAAP Diluted EPS

CEO Pay Ratio

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to disclose the median of the annual total compensation of our employees, the annual total compensation of our principal executive officer, Adena T. Friedman, who serves as our Chair and CEO, and the ratio of these two amounts. The SEC's CEO pay ratio rules permit us to use the same median employee for comparison purposes for up to three years, unless there has been a change in our employee population or compensation arrangements that we reasonably believe would result in a significant change in the disclosure. We have used the same median employee for years 2023, 2022 and 2021, as our employee population and compensation arrangements have not significantly changed. In accordance with SEC rules, for purposes of the CEO pay ratio, we have excluded the 1,955 Adenza employees that joined Nasdaq when we acquired Adenza in November 2023; such employees will be included in the employee population calculations for fiscal year 2024 when we determine a new median employee.

Our methodology to identify the median of the annual total compensation of all employees in 2021 included the following assumptions, adjustments, and estimates:

- We identified the median employee by reviewing the 2021 actual total compensation (which consists of the employee's base salary, actual bonus paid in 2021, and grant date value of actual equity awards granted in 2021) of all full-time, part-time, and hourly employees employed by us as of October 22, 2021.

- Consistent with the applicable rules, in 2021, we excluded certain employees from our total employee population in determining our median employee.

  - As permitted under the non-U.S. de minimis exemption, we excluded 270 employees located in jurisdictions outside of the United States, as follows: (i) three employees in Belgium, (ii) five employees in Italy, (iii) three employees in South Korea, (iv) three employees in the Netherlands, (v) 251 employees in the Philippines, (vi) two employees in Saudi Arabia, (vii) one employee in Turkey, and (viii) two employees in the United Arab Emirates.

  - Following the application of these exclusions, the total number of employees used in our median employee analysis was 5,463 (3,041 employees from North America, 1,718 employees from Europe, the Middle East, and Africa, and 704 employees from the Asia Pacific region).

- We annualized 2021 base cash compensation for full-time and part-time permanent employees who were hired after January 1, 2021.

- All base cash compensation for employees outside the U.S. was converted to U.S. dollars based on a conversion rate published in our internal human resources system that is updated annually.

- We did not make any cost-of-living adjustments or full-time equivalent adjustments in identifying the median employee.

Using this methodology, we determined that the median employee was an exempt, full-time professional employee located in the U.S. Based on those factors, we determined the 2023 CEO Pay Ratio as such:

- The 2023 annual total compensation of Ms. Friedman was $18,498,752.

- Based on the same methodology used in calculating the total reflected in the Summary Compensation Table, the 2023 annual total compensation of the median employee was $117,468.

- The ratio of the 2023 annual total compensation of Ms. Friedman to the 2023 annual total compensation of the median employee was 157 to 1.

Our CEO pay ratio is a reasonable estimate calculated in a manner consistent with the SEC's rules. The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies to identify the median employee and make reasonable estimates and assumptions that may impact their employee populations. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Other companies have different employee populations and compensation practices and utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Audit & Risk

Audit & Risk Committee Report

The Audit & Risk Committee operates under a written charter. The charter, which was last amended effective February 20, 2024, includes the Audit & Risk Committee's duties and responsibilities.

The Audit & Risk Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of Nasdaq's accounting, auditing, and financial reporting practices and risk management. As part of this effort, the Audit & Risk Committee reviews the disclosures in annual reports on Form 10-K, quarterly reports on Form 10-Q, and quarterly earnings releases. In addition, the Audit & Risk Committee assists the Board by reviewing and discussing Nasdaq's regulatory and compliance programs, ERM structure and process, Global Employee Ethics Program, and the SpeakUp! Program, which includes the confidential whistleblower process. The Audit & Risk Committee charter complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and The Nasdaq Stock Market.

For a description of the Audit & Risk Committee's key accomplishments in 2023, please refer to page 35.

Review of Audited Financial Statements

The Audit & Risk Committee:

- reviewed and discussed the audited financial statements with management;
- discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the PCAOB and the SEC; and
- received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit & Risk Committee concerning independence and discussed with the independent registered public accounting firm the firm's independence.

Based on the review and discussions discussed above, the Audit & Risk Committee recommended to the Board of Directors that the audited financial statements be included in the Form 10-K.

Audit & Risk Committee

   

Thomas A. Kloet (Chair)   Charlene T. Begley   Toni Townes-Whitley   Alfred W. Zollar

Annual Evaluation and 2024 Selection of Independent Auditor

The Audit & Risk Committee annually evaluates the performance of the Company's independent auditors, including the senior audit engagement team, and determines whether to reengage the current independent auditors or consider other audit firms.

The Audit & Risk Committee assessed Ernst & Young LLP's performance as independent auditor during fiscal year 2023, including the performance of the Ernst & Young LLP lead audit partner and the audit team. As part of its assessment, the Audit & Risk Committee considered several factors, including:

- relevant industry expertise and geographical reach;
- an annual report from Ernst & Young LLP describing the independent auditors' internal quality control procedures;
- the firm's independence and integrity;
- the quality of communication with the Audit & Risk Committee;
- the appropriateness of fees;
- any material issues raised by the most recent internal quality control review or peer review or other external data on audit quality and performance; and
- the quality and efficiency of the services provided, including the performance of the Ernst & Young LLP lead audit partner and the audit team.

The Audit & Risk Committee also considered the impact of changing auditors when assessing whether to retain the current independent auditor. The Audit & Risk Committee determined that Ernst & Young LLP's longer tenure benefits Nasdaq given their institutional expertise and knowledge of Nasdaq's complex operations, accounting policies and practices, and internal controls over financial reporting. The Audit & Risk Committee last conducted a request for proposal for the independent auditor relationship in 2019.

According to applicable SEC rules, the lead audit partner at Ernst & Young LLP, our external auditor, may provide a maximum of five consecutive years of service to us. The prior Ernst & Young LLP lead audit partner was assigned to us commencing with the audit of our financial statements for the fiscal year ending December 31, 2019. A new lead partner was assigned in early 2024 for the audit of our financial statements for the fiscal year ended December 31, 2024.

Based on the assessment of Ernst & Young LLP's performance, the Audit & Risk Committee believes that retaining Ernst & Young LLP for the fiscal year ending December 31, 2024 is in the best interests of Nasdaq and its shareholders.

Audit Fees and All Other Fees

The table below shows the amount of fees we paid to Ernst & Young LLP for fiscal years 2023 and 2022, including expenses.

	2023	2022
Audit fees[1]	$6,916,446	$6,764,899
Audit-related fees[2]	$984,900	$1,915,900
Total audit and audit-related fees	**$7,901,346**	**$8,680,799**
Tax fees[3]	$722,587	$439,014
All other fees[4]	$51,500	$317,816
Total fees paid	**$8,675,433**	**$9,437,629**

1. Audit services were provided globally in 2023 and 2022. Fees related to audits of international subsidiaries are translated into U.S. dollars. Audit fees primarily represent fees for: the audit of Nasdaq's annual financial statements included in the Form 10-K; the review of Nasdaq's quarterly reports on Form 10-Q; statutory audits of subsidiaries as required by statutes and regulations; accounting consultations on matters addressed during the audit or interim reviews; comfort letters and consents; and the internal control attestation and reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

2. The 2023 and 2022 audit-related fees primarily include due diligence on strategic initiatives, including M&A, as well as other attestation reports issued related to Nasdaq's regulatory environment.

3. The increase in tax fees in 2023 as compared to 2022 was primarily due to higher consultation fees regarding tax matters.

4. All other fees in 2023 and 2022 related to non-financial assessments performed. In 2023, all other fees were primarily associated with organization control audits under Statement on Standards for Attestation Engagements No. 18, and in 2022, all other fees were primarily related to the Swedish Financial Supervisory Authority listing requirements for companies applying for a listing on Nasdaq Stockholm AB. The validation of these companies is required to be performed by an external accounting firm. The fees were collected from the listing companies by us and paid to Ernst & Young LLP on behalf of the listing companies.

The Audit & Risk Committee pre-approves both audit and non-audit services performed by the independent registered public accounting firm, and our Audit & Risk Committee pre-approved all such services in 2023 and 2022.

Proposal 3:

Ratification of the Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2024

 **The Board unanimously recommends that shareholders vote FOR ratification of the appointment of Ernst & Young LLP.**

Nasdaq is asking shareholders to ratify the Audit & Risk Committee's appointment of Ernst & Young LLP as Nasdaq's independent registered public accounting firm for the fiscal year ending December 31, 2024. As outlined in the Audit & Risk Committee charter, the Audit & Risk Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit Nasdaq's financial statements. Following the process described under "Audit & Risk — Annual Evaluation and 2024 Selection of Independent Auditors," the Audit & Risk Committee has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.

If the shareholders do not ratify the selection, the Audit & Risk Committee will reconsider whether to retain Ernst & Young LLP. Even if the selection is ratified, the Audit & Risk Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of Nasdaq and its shareholders. Representatives of Ernst & Young LLP will be present during the Annual Meeting and will have the opportunity to make a statement and be available to respond to appropriate questions by shareholders. The Audit & Risk Committee and the Board believe that the continued retention of Ernst & Young LLP as the independent registered public accounting firm is in the best interests of Nasdaq and its shareholders.

Other Items

Proposal 4:

Shareholder Proposal – Special Shareholder Meeting Improvement

☒ **The Board unanimously recommends that shareholders vote AGAINST Proposal 4.**

Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021-2100, owner of no less than 500 shares of Nasdaq common stock, has informed Nasdaq that he plans to introduce the following proposal at the Annual Meeting. We are not responsible for the accuracy or content of the proposal and supporting statement, which are presented below as received from the proponent. The proposal and supporting statement are quoted verbatim in the box below.

SHAREHOLDER PROPOSAL
Proposal 4 - Special Shareholder Meeting Improvement



Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

One of the main purposes of this proposal is to give shareholders the right to formally participate in calling for a special shareholder meeting regardless of their length of stock ownership to the fullest extent possible.

Currently it takes a theoretical 15% of all shares outstanding to call for a special shareholder meeting. This theoretical 15% of all shares outstanding translates into 24% of the shares that vote at our annual meeting.

It would be hopeless to think that shares that do not have time to vote would have time to go through the special procedural steps to call for a special shareholder meeting.

And it goes downhill from here. All shares held for less than one full year are 100% disqualified from formal participation in calling for a special shareholder meeting. Thus the shareholders who own 24% of the shares that vote at the annual meeting could determine that they own 33% of NDAQ stock when length of stock ownership is factored out.

And then all NDAQ shares not held long are 100% disqualified. Thus the shareholders who own 33% of NDAQ stock could determine that they own close to 40% of NDAQ stock when their shares not held long are included.

A 15% stock ownership requirement that can in practice be close to a 40% stock ownership requirement is nothing for the NDAQ Board of Directors to brag about. And the NDAQ Board likes to brag about its shareholder engagement even when management disingenuously distributes voter guides for dummies shortly before the voting at the annual meeting that are filed with the SEC that tell shareholders how to vote in lockstep with the Board's party line.

It is also important to vote for this proposal because we gave 46%-support to a 2018 proposal for a related shareholder right to act by written consent and we still do not have a right to act by written consent.

It is important to pay attention to the 46%-support because it takes more of a NDAQ shareholder conviction to vote for the written consent proposal and in turn vote against the Board of Directors recommendation for no right for shareholder written consent than to vote with the Board's recommendation.

A more reasonable shareholder right to call a special shareholder meeting could give Ms. Adena Friedman, NDAQ Chairman, more of an incentive to improve her performance. Ms. Friedman received the most against votes of any NDAQ director in 2023 and a special shareholder meeting could be called to replace Ms. Friedman. Ms. Friedman was given the additional title of Chairman in January 2023 and NDAQ stock declined from $60 to $50 in a 10-month period afterwards.

Please vote yes:
Special Shareholder Meeting Improvement - Proposal 4

Board of Directors' Statement in Opposition

The Board has carefully considered this proposal and concluded that its adoption is unnecessary and not in the best interests of the Company or our shareholders. The Board unanimously recommends that shareholders vote AGAINST this proposal, as further explained below.

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Reasons to Vote Against this Proposal

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- Shareholders already have a meaningful right to call a special meeting with a 15% threshold.
- Shareholders previously voted on a substantially similar proposal from this proponent at our 2022 Annual Meeting and voted against the proposed change to the existing special meeting voting threshold.
- The proposed 10% threshold is lower than the threshold at a majority of S&P 500 companies that offer shareholders the right to call a special meeting.
- Special meetings require significant resources, and the lower threshold could lead to an unnecessary disruption of management's time and energy in leading Nasdaq and driving value for all shareholders.
- Nasdaq's existing strong corporate governance practices emphasize Board accountability and provide shareholders with numerous opportunities for shareholder action.
- The proposal contains numerous incorrect and misleading statements.

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Nasdaq shareholders already have the ability to call special meetings.

The Board acknowledges the importance of allowing shareholders a meaningful right to call special meetings in appropriate circumstances. Currently, shareholders holding at least 15% of Nasdaq's outstanding capital stock for at least one year may call a special meeting of shareholders. This right, which was adopted in response to feedback from our shareholders, permits Nasdaq's shareholders to bring important matters before all shareholders for consideration in a fully transparent and equitable manner.

The Board believes that our current 15% ownership threshold achieves a reasonable and appropriate balance between providing shareholders with the ability to call a special meeting, while protecting the majority of shareholders against the ability of a small minority to utilize the special meeting right to advance their own self-interests. Given our shareholder base, reducing the ownership threshold to 10% could enable a small minority of shareholders (or even a single shareholder) to use the special meeting right (and the expenses and distractions that come along with calling a special meeting) to pursue narrow short-term interests that are not widely viewed among our shareholder base as requiring immediate attention or that are not aligned with the long-term interests of the Company or our shareholders generally.

The Board believes maintaining the current 15% ownership threshold preserves a reasonable and appropriate balance between providing shareholders with a right to call a special meeting and protecting against the unnecessary waste of corporate resources and disruption associated with convening frivolous special meetings.

Nasdaq shareholders previously considered a substantially similar proposal, and strongly voted against lowering the special meeting voting threshold.

The proponent of this shareholder proposal presented a substantially similar proposal at our 2022 Annual Meeting, and our shareholders resoundingly voted against the proposal to lower the special meeting voting threshold from 15% to 10%. The proposal received the support of only 31% of votes cast on the proposal at the 2022 Annual Meeting.

Additionally, during our engagement meetings with shareholders in 2023 and 2024, as further described in this Proxy Statement, no shareholder raised the issue of our special meeting voting threshold for discussion. The absence of feedback from our shareholders, and the vote against this substantially similar shareholder proposal at the 2022 Annual Meeting, reflect our shareholders' belief that our current strong corporate governance practices, including our threshold of 15% for special meetings, meet their expectations.

Our existing 15% special shareholder meeting threshold is more favorable to shareholders than thresholds of other large public companies.

Among S&P 500 companies, approximately 73% provide shareholders with a right to call special meetings. Of those, approximately 56% set the threshold above 15%, and approximately 17% set the threshold at 15%, as does Nasdaq. Among our exchange peers, our threshold of 15% to call a special meeting is the lowest, and several peers do not afford shareholders the right to call a special shareholder meeting at all.

Together with our strong corporate governance policies and practices, our annual shareholder engagement program that solicits shareholder feedback throughout the year on various corporate governance and other topics, and the various shareholder-friendly governance provisions that we have adopted (as described below and elsewhere in this Proxy Statement), the Board believes that our current 15% special meeting threshold remains appropriate and enhances shareholder rights, yet still reasonably allows shareholders to call a special meeting.

Special shareholder meetings require significant resources and management time.

A special shareholder meeting requires a substantial commitment of time, energy, and resources by the Company, regardless of whether the meeting is held in person or virtually. The Company must pay to prepare, print, and distribute to shareholders the required SEC disclosure documents related to the meeting, solicit proxies, hold the meeting, tabulate votes, file the voting results with the SEC and, for a virtual meeting, engage a service provider to host the meeting online. A threshold of just 10% risks that a group of shareholders whose interests do not align with shareholders generally will call a meeting, thus spending Company time and resources and risking distraction of our Board and management from their primary focus of growing our business and enhancing shareholder value.

Nasdaq's corporate governance practices emphasize Board accountability and provide numerous opportunities for shareholder action.

In addition to providing for extensive shareholder engagement throughout the year and our current shareholder right to call special meetings, Nasdaq's existing corporate governance practices and policies emphasize Board accountability and give shareholders ample opportunity to take action. Significant examples include the following.

- **Proxy Access.** In response to feedback from shareholders, Nasdaq adopted a proxy access provision that allows a shareholder (or group of shareholders) that complies with certain customary requirements to nominate candidates for service on the Board and have those candidates included in Nasdaq's proxy materials.

- **Elimination of Supermajority Voting.** In response to feedback from shareholders, Nasdaq eliminated supermajority voting requirements from its governance documents.

- **Majority Voting in Director Elections.** In response to feedback from shareholders, Nasdaq amended its governance documents to provide that, in an uncontested election of directors, director nominees are elected by a majority of the votes cast. Moreover, our Corporate Governance Guidelines require that, in an uncontested election, an incumbent director must submit an irrevocable resignation as a condition to his or her nomination for election. If an incumbent director fails to receive the requisite number of votes in an uncontested election, the irrevocable resignation becomes effective and the resignation will be considered by the Nominating & ESG Committee, which will recommend to the full Board whether or not to accept the resignation.

- **Annual Elections of Directors.** All of Nasdaq's directors are elected annually by our shareholders.

- **Robust Lead Independent Director Role.** In connection with the appointment of our Chief Executive Officer as the Chair of the Board in January 2023, the Board appointed a Lead Independent Director to help ensure an independent and engaged Board of Directors, and the Board strengthened the oversight responsibilities of the Lead Independent Director. These significant Lead Independent Director responsibilities contribute meaningfully to the Board's independent oversight of management and help ensure the perspectives of the independent directors are represented on the Board.

- **No "Poison Pill."** We do not have a "poison pill," which is a defensive tactic used by a corporation's board of directors against a takeover. Such plans are generally viewed negatively by shareholder rights advocates.

- **Annual Advisory Vote to Approve Executive Compensation.** On an annual basis, shareholders have the opportunity to provide feedback on the compensation of our NEOs through an advisory vote.
- **Board Composition.** Nasdaq's Board is comprised of 12 directors, of whom 11 are independent. The Board consists of individuals with highly relevant and complementary skills, professional experience, and backgrounds, who bring diverse viewpoints and perspectives and effectively represent the long-term interests of our shareholders.

Nasdaq has consistently demonstrated that when it believes a particular action requested by a shareholder is in the best interests of all shareholders, the Board will support that action. Many of the practices described above were adopted in response to shareholder feedback.

Nasdaq believes that its corporate governance practices and policies enable shareholders to act in support of their interests while avoiding the risks associated with a lower threshold to call a special meeting.

The proposal contains numerous incorrect and misleading statements.

We believe that certain assertions made in the shareholder proposal and supporting statement are incorrect and misleading. While we will not address each such statement, the proposal refers to various percentages that the proponent claims are required to call a special meeting, from the actual 15% as set forth in the Company's By-Laws up to a purported 40% requirement. These references to various thresholds are particularly misleading given the purpose of this proposal is to reduce the relevant threshold from 15% to 10%. The proponent repeatedly overstates the current 15% ownership threshold with references to higher numbers that are not included in the Company's By-Laws.

Summary

The Company is proud of its consistent engagement with, and responsiveness to, its shareholders, as shown by its adoption of corporate governance policies that seek to serve the interests of all of our shareholders. Shareholders have previously voted on this issue just two years ago, and overwhelmingly voted against lowering the special meeting voting threshold from 15% to 10%. Nasdaq's existing 15% threshold to call a special shareholder meeting is strongly supportive of shareholder rights and is lower than the threshold at most S&P 500 companies. Accordingly, the adoption of the proposal to lower such percentage is unnecessary, inappropriate, and not in the best interests of Nasdaq and its shareholders.

Other Business

The Nasdaq Board knows of no business other than the matters described in this Proxy Statement that will be presented at the Annual Meeting. To the extent that matters not known at this time may properly come before the Annual Meeting, absent instructions thereon to the contrary, the enclosed proxy will confer discretionary authority with respect to such other matters and it is the intention of the persons named in the proxy to vote in accordance with their judgment on such other matters.

Security Ownership of Certain Beneficial Owners and Management

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock as of the record date by:

• each person who is known by us to own beneficially more than 5% of our common stock;

• each current director and nominee for director;

• each NEO; and

• all directors and executive officers as a group.

Except as otherwise indicated, we believe that the beneficial owners listed below, based on information furnished by such owners, will have sole investment and voting power with respect to such shares, subject to community property laws where applicable. All vested options, vested shares underlying RSUs, and vested shares underlying PSUs referred to in the table were granted under the Equity Plan. Shares of common stock underlying options that are currently exercisable or shares of RSUs that will vest within 60 days of the record date are considered outstanding and beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Holders of RSUs and PSUs granted under the Equity Plan have the right to direct the voting of the shares underlying those RSUs and PSUs only to the extent the shares are vested.

As of the record date, 576,532,624 shares of common stock were outstanding. Except as noted below, each shareholder is entitled to the number of votes equal to the number of shares of common stock held by such shareholder, subject to the 5% voting limitation contained in our Amended and Restated Certificate of Incorporation that generally prohibits a shareholder from voting in excess of 5% of the total voting power of Nasdaq.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percent of Class
Thoma Bravo[1] 110 N. Wacker Drive 32nd Floor Chicago, IL 60606	85,608,414	14.8%
Borse Dubai Limited[2] P.O. Box 506690, Level 8, The Exchange Dubai International Financial Centre Dubai, UAE	58,341,545	10.1%
Investor AB[3] Arsenalsgatan 8C, S-103 32 Stockholm, Sweden	58,182,426	10.1%
The Vanguard Group, Inc.[4] 100 Vanguard Blvd. Malvern, PA 19355	45,065,891	7.8%
BlackRock, Inc.[5] 50 Hudson Yards New York, NY 10001	30,160,290	5.2%
Melissa M. Arnoldi	37,071	*
Charlene T. Begley	36,459	*
Steven D. Black	144,469	*
Adena T. Friedman[6]	2,648,138	*
Essa Kazim[7]	128,103	*
Thomas A. Kloet[8]	82,029	*
Kathryn A. Koch	—	*
Holden Spaht[9]	—	*
Michael R. Splinter[10]	206,601	*
Johan Torgeby	17,324	*
Toni Townes-Whitley	7,929	*
Jeffery W. Yabuki[11]	3,575	*
Alfred W. Zollar	32,982	*
Brendan Brothers	32,736	*
Tal Cohen	99,703	*
Ann M. Dennison[12]	62,645	*
P.C. Nelson Griggs	159,509	*
Sarah Youngwood	—	*
All Directors and Executive Officers of Nasdaq as a Group (21 Persons)	4,014,425	*

* Represents less than 1%

1. As of the record date, based solely on information included in a Schedule 13D filed November 3, 2023, consists of 85,608,414 shares held by Argus Seller, LP (f/k/a Adenza Parent, LP) ("Argus Seller"). Thoma Bravo UGP, LLC ("Thoma Bravo UGP" and, together with its affiliated entities, including Thoma Bravo, L.P., "Thoma Bravo") is the ultimate general partner of certain investment funds affiliated with Thoma Bravo UGP, and those funds and certain unaffiliated investors are limited partners of Argus Seller. By virtue of the relationships described in this footnote, Thoma Bravo UGP may be deemed to beneficially own the shares held directly by Argus Seller.

2. As of the record date, based solely on information included in an amendment to Schedule 13D filed March 22, 2024 by Borse Dubai and Investment Corporation of Dubai ("ICD"), Borse Dubai and ICD reported shared voting and dispositive power over 58,341,545 shares held directly by Borse Dubai. Borse Dubai is a wholly-owned subsidiary of ICD and therefore, each of Borse Dubai and ICD may be deemed to be the beneficial owner of the 58,341,545 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

3. As of the record date, based solely on information included in an amendment to Schedule 13D filed November 6, 2023 by Investor AB and Innax AB, each of Investor AB and Innax AB had sole voting and dispositive power over 58,182,426 shares. Innax AB is 100% owned and controlled by Investor AB and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 58,182,426 shares held by Innax AB.

4. As of the record date, based solely on information included in a Schedule 13G/A filed February 13, 2024, The Vanguard Group, Inc. indicated that it has beneficial ownership of 45,065,891 shares, sole voting power with respect to 0 shares, shared voting power with respect to 427,017 shares, sole dispositive power with respect to 43,621,255 shares, and shared dispositive power with respect to 1,444,636 shares.

5. As of the record date, based solely on information included in a Schedule 13G filed January 31, 2024, BlackRock, Inc. indicated that it has beneficial ownership of 30,160,290 shares, sole voting power with respect to 26,935,988 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 30,160,290 shares, and shared dispositive power with respect to 0 shares. The Schedule 13G includes shares beneficially held by the following subsidiaries of BlackRock, Inc.: BlackRock Life Limited; BlackRock International Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd.

6. Includes 806,451 vested options and an aggregate of 147,000 shares indirectly held by Ms. Friedman, which shares were gifted for estate planning purposes to two separate family trusts for the benefit of her children, of which trusts Ms. Friedman's spouse is the trustee and Ms. Friedman's brother is the investment advisor.

7. Excludes shares of Nasdaq common stock owned by Borse Dubai. H.E. Kazim, who is Chairman of Borse Dubai, disclaims beneficial ownership of such shares.

8. Includes an aggregate of 68,709 shares indirectly held by Mr. Kloet, which shares were gifted to a family trust, of which trust Mr. Kloet is trustee and beneficiary.

9. Excludes shares of Nasdaq common stock owned by Thoma Bravo UGP, LLC. Mr. Spaht, who is a Managing Partner of Thoma Bravo, disclaims beneficial ownership of such shares.

10. Also includes an aggregate of 10,545 shares indirectly held by Mr. Splinter, which shares were gifted to family trusts, of which trusts Mr. Splinter is a trustee.

11. Includes 60 shares indirectly held by Mr. Yabuki in a revocable trust in which he is the trustee, and 1,015 shares held by the Yabuki Family Foundation. Mr. Yabuki is the sole trustee of the Yabuki Family Foundation. As the sole trustee, Mr. Yabuki has voting and investment power over the shares held by the Foundation. These shares are, accordingly, included in his reported beneficial ownership.

12. Reflects holdings as of April 15, 2024. Ms. Dennison ceased serving as an employee of Nasdaq on December 31, 2023.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, as well as beneficial owners of more than 10% of our common stock, to file reports with the SEC regarding their ownership of our securities and changes thereto. Based solely on our review of those reports and related written representations, we believe all such filing requirements were timely met during 2023.

Nasdaq's Employee Networks

Nasdaq's employee-led affinity networks are open to all employees and enable them to support each other and come together on shared topics and interests. Our Employee Networks celebrate our diversity and provide a sense of inclusion and belonging. The networks aim to empower success of employees with initiatives that promote professional advancement; provide networking opportunities; and build mentorship, advocacy, and community outreach efforts. Our employee networks are supported by executive leadership, and each employee network has an executive sponsor. These employee networks include more than 3,300 eligible employee and contractor members.

¡Adelante Nasdaq!

¡Adelante Nasdaq! is our global employee network dedicated to employees who have an interest in Hispanic/Latino culture and heritage.

Asian Professionals at Nasdaq (APAN)

APAN is a platform to support and empower our community of members through professional development and social engagements.

Global Green Team

Global Green Team brings together Nasdaq employees who are passionate about sustainability and making a positive impact on the environment and planet.

Global Link of Black Employees (GLOBE)

GLOBE provides a platform for connection and collaboration for employees who have an affinity for or interest in Black, African, African American, and West Indian culture at Nasdaq.

Nasdaq Accessibility Network

Nasdaq Accessibility Network is for employees who have disabilities themselves, who have disabilities in their families, or who have an interest in accessibility topics.

Nasdaq Administrative Professionals Network

This network enables administrative professionals across all geographies and demographics to collaborate with each other on shared topics, best practices, and interests.

New2Nasdaq

This employee network is dedicated to fostering community-building, professional development, and support systems among those who are new to Nasdaq or new to the workforce and their allies.

The Out Proud Employees of Nasdaq (The OPEN)

The OPEN represents the LGBTQ+ employees, their families, and allies.

Parents and Caregivers

This network, which is for Nasdaq employees who identify themselves as parents or caregivers, aims to foster a workplace where employees feel confident that they can have a rewarding career while being fully committed to their family.

Software Engineer Employee Network (SEEN)

This network is for Nasdaq colleagues who are enthusiastic about software engineering. The group seeks to bring like-minded individuals together by fostering a sense of community for software professionals in a fast-paced technology environment.

Veterans@Nasdaq

This network brings together those employees who have served or are currently serving in the military, military families, and their supporters.

Women in Nasdaq (WIN)

WIN brings women and their allies at Nasdaq together and provides community, growth, learning opportunities, networking, and visibility that support the advancement of women at Nasdaq personally and professionally.

Executive Officers

Nasdaq's executive officers, as of April 26, 2024, are listed below.



Adena T. Friedman

Age: 54

Title: Chair and CEO

For Ms. Friedman's biography, see "Our Board — Proposal 1: Election of Directors."



Brendan Brothers

Age: 45

Title: EVP and Head of Financial Crime Management Technology

Brendan Brothers was appointed EVP and Head of Financial Crime Management Technology in September 2023, having previously served as Interim Head of Anti-Financial Crime since January 2023. As co-founder of Verafin, a Nasdaq subsidiary acquired in February 2021, Mr. Brothers was the Head of Strategy from February 2021 to January 2023. Prior to the acquisition, Mr. Brothers held various senior positions at Verafin from 2003 through February 2021.



Tal Cohen

Age: 51

Title: President

Tal Cohen was appointed President of Nasdaq in April 2023. Mr. Cohen continues to serve as Division President, a role in assumed in January 2023. Mr. Cohen leads Nasdaq's Market Services and Financial Technology divisions, including Nasdaq's North American and European Market Services businesses as well as the Company's portfolio of marketplace technology, surveillance, risk management, and regulatory reporting solutions. Previously, he served as EVP, North American Markets from July 2019 through December 2022. Mr. Cohen joined Nasdaq in April 2016 as the SVP of North American Market Services. Prior to that, Mr. Cohen was the CEO of Chi-X Global Holdings, LLC, a global operator of trading venues, from 2010 to 2016. Prior to Chi-X, he held senior positions at Instinet, American Express, and Arthur Andersen.



Michelle L. Daly

Age: 48

Title: SVP and Controller and Principal Accounting Officer

Employee Network Executive Sponsor: New2Nasdaq

Michelle L. Daly has served as SVP and Controller and Principal Accounting Officer since May 2021. Prior to joining Nasdaq, Ms. Daly was Managing Director and Deputy Controller at BlackRock from April 2018 through April 2021. Previously, Ms. Daly held various senior leadership positions at Goldman Sachs from 2008 through 2018, including as head of SEC reporting, and in the corporate treasury department. Prior to joining Goldman Sachs in 2008, Ms. Daly served in the audit practice at Ernst & Young LLP.



P.C. Nelson Griggs

Age: 53

Title: President

Employee Network Executive Sponsor: Global Link of Black Employees (GLOBE)

P.C. Nelson Griggs was appointed President of Nasdaq in April 2023. Mr. Griggs continues to serve as Division President, a role he assumed in January 2023. Mr. Griggs leads Nasdaq's Capital Access Platforms division, including our Data & Listing Services, Index, and Workflow & Insights businesses. Prior to that, he served as EVP, Corporate Platforms from April 2018 through December 2022. Previously, Mr. Griggs was EVP, Listing Services from October 2014 through April 2018 and SVP, New Listings from July 2012 through October 2014. Since joining Nasdaq in 2001, Mr. Griggs has served in a myriad of other roles including SVP, Listings Asia Sales and VP, Listings. Prior to joining Nasdaq, Mr. Griggs worked at Fidelity Investments and a San Francisco-based startup company.



Bradley J. Peterson

Age: 64

Title: EVP and CIO/CTO

Employee Network Executive Sponsor: Software Engineer Employee Network (SEEN)

Bradley J. Peterson has served as EVP and CIO/CTO since February 2013. Previously, Mr. Peterson served as EVP and CIO at Charles Schwab, Inc. from May 2008 to February 2013. Mr. Peterson was CIO at eBay from April 2003 through May 2008. From July 2001 through March 2003, Mr. Peterson was the Managing Director and Chief Operating Officer at Epoch Securities after its merger with Goldman Sachs Group, Inc. He also has held senior executive positions at Epoch Partners, Inc., Charles Schwab & Company, and Pacific Bell Wireless (now part of AT&T).



Jeremy Skule

Age: 50

Title: EVP and Chief Strategy Officer

Employee Network Executive Sponsor: Global Green Team; Veterans@Nasdaq

Jeremy Skule has served as EVP and Chief Strategy Officer since January 2021. Previously, Mr. Skule was EVP and Chief Marketing Officer since April 2018, after previously serving as SVP and Chief Marketing Officer since 2012. Mr. Skule joined Nasdaq in 2012 from UBS, where he led Marketing and Communications for the Wealth Management business. Prior to UBS, Mr. Skule was the Chief Communications Officer at MF Global. Previously, he led the financial services practice at FleishmanHillard, a division of Omnicom Group, one of the largest global public relations and marketing agencies. Mr. Skule's career has spanned senior communications positions and marketing leadership roles in Washington, DC and New York.



Bryan E. Smith

Age: 51

Title: EVP and Chief People Officer

Employee Network Executive Sponsor: Women in Nasdaq (WIN)

Bryan E. Smith has served as EVP and Chief People Officer since January 2020, after previously serving as SVP and Chief People Officer since 2012. Prior to joining Nasdaq in 2012, he was a founding partner with Meridian Compensation Partners LLC, an independent executive compensation advisory firm, where he provided advice to boards of directors and senior management teams on the full range of executive and board compensation issues. Prior to Meridian Compensation Partners, Mr. Smith was a Principal at Hewitt Associates LLC (now Aon Hewitt), a global human resource consulting and outsourcing firm, where he held various senior human resources outsourcing and consulting roles.



Sarah Youngwood

Age: 49

Title: EVP and CFO

Employee Network Executive Sponsor: Women in Nasdaq (WIN)

Sarah Youngwood has served as EVP and CFO since December 2023. Previously, Ms. Youngwood served as Group CFO at UBS from March 2022 until June 2023 and Senior Advisor at UBS from June 2023 to November 2023. Prior to UBS, Ms. Youngwood held various roles at JPMorgan Chase after joining the firm in 1997. Between 2016 and 2022, she was CFO/CIO of JPMorgan Chase's Consumer & Community Banking line of business, and in 2020, assumed responsibility for leading finance for JPMorgan Chase's Global Technology unit, as well as the diversity & inclusion team. From 2012 through 2016, Ms. Youngwood served as Head of Investor Relations and from 1997 to 2012 she held various roles in the Financial Institutions Group within JPM's Investment Bank in Paris, London, and New York.



John A. Zecca

Age: 56

Title: EVP and Chief Legal, Risk and Regulatory Officer

Employee Network Executive Sponsor: Parents and Caregivers

John A. Zecca has served as EVP and Chief Legal and Regulatory Officer since October 2019. In April 2022, Mr. Zecca also became the Chief Risk Officer. Previously, Mr. Zecca was SVP, General Counsel North America, and Chief Regulatory Officer from April 2018 to September 2019, after serving as SVP, Senior Deputy General Counsel from July 2017 to April 2018. Mr. Zecca was SVP, MarketWatch, Nasdaq's market surveillance group, from January 2010 to July 2017 and before that, he held a variety of other legal and regulatory roles at Nasdaq. Prior to joining Nasdaq in 2001, Mr. Zecca served as legal counsel to an SEC Commissioner and practiced corporate and securities law at both Hogan Lovells and Kaye Scholer.

Certain Relationships and Related Transactions

The Audit & Risk Committee of the Board has adopted a written policy requiring notification, review, and approval of related person transactions. On an annual basis, the Audit & Risk Committee reviews and approves the policy on related person transactions.

Under the policy, all related person transactions are subject to ongoing review and approval or ratification by the Audit & Risk Committee. For purposes of the policy, a "related person" generally includes directors, director nominees, executive officers, greater than 5% shareholders, immediate family members of any of the foregoing, and entities that are affiliated with any of the foregoing.

Under the policy, related person transactions that are conducted in the ordinary course of Nasdaq's business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties are considered pre-approved by the Audit & Risk Committee. The Transaction Review Committee (consisting of employees in Finance, Internal Audit, and the Legal, Risk and Regulatory Group) is responsible for determining if a transaction meets the pre-approval requirements. If the pre-approval requirements are not met, the transaction is referred to the Audit & Risk Committee for review and approval or ratification.

In determining whether to approve or ratify a related person transaction, the Audit & Risk Committee considers, among other things, the following factors:

- whether the terms of the related person transaction are fair to Nasdaq and whether such terms would be on the same basis if the transaction did not involve a related person; whether there are business reasons for Nasdaq to enter into the related person transaction;
- whether the related person transaction would impair the independence of an outside director;
- whether the related person transaction would present a conflict of interest for any director or executive officer of Nasdaq, taking into account:
  - the size of the transaction;
  - the overall financial position of the director or executive officer;
  - the direct or indirect nature of the director's or executive officer's interest in the transaction; and
  - the ongoing nature of any proposed relationship;
- whether the related person transaction is material, taking into account:
  - the importance of the interest to the related person;
  - the relationship of the related person to the transaction and of related persons to each other;
  - the dollar amount involved; and
  - the significance of the transaction to Nasdaq investors in light of all the circumstances; and
- whether the related person transaction aligns with Nasdaq's culture of integrity and potential reputational risk implications.

The following section describes certain transactions since the beginning of the fiscal year ended December 31, 2023, in which Nasdaq or any of its subsidiaries was a party, the amount involved exceeded $120,000, and a related person may have had, or may have, a direct or indirect material interest. In addition to the transactions described below, certain of our directors or director nominees are officers or partners of companies or private equity firms which, directly or through their controlled portfolio companies, enter into commercial transactions with Nasdaq or its subsidiaries from time to time in the ordinary course of business. We do not believe that such directors or director nominees have a direct or indirect material interest in such transactions. In accordance with our policy, all such transactions, and the transactions discussed below, have been reviewed and approved or ratified by the Audit & Risk Committee of our Board or received pre-approval, as discussed above.

Borse Dubai

As of the record date, Borse Dubai owned approximately 10.1% of Nasdaq's common stock. Nasdaq is party to several commercial agreements with Borse Dubai and/or its affiliates that were negotiated on an arms-length basis and entered into in the ordinary course of business. Under these agreements, Borse Dubai or its affiliates paid Nasdaq approximately $1.7 million in 2023, primarily for marketplace technology products and services.

Skandinaviska Enskilda Banken AB

One of our Directors, Johan Torgeby, is the President and CEO of Skandinaviska Enskilda Banken AB (SEB), a Nordic financial services group listed on Nasdaq Stockholm that offers banking services in Sweden and the Baltic countries. Nasdaq has from time to time entered into various transactions with SEB in the ordinary course of business. SEB and/or its affiliates paid Nasdaq approximately $9.9 million in 2023 for various products and services, primarily related to trading, market data, and listing services.

Nasdaq paid SEB and/or its affiliates approximately $2.9 million in 2023, primarily related to SEB's role in the financing of the Adenza acquisition, including the bridge financing and the debt offering, and services related to the administration of Nasdaq's employee pension program in Europe. SEB is also one of several lenders for certain of Nasdaq's credit facilities, with such loans made in the ordinary course and on substantially the same terms as those for comparable loans. As of April 26, 2024, Nasdaq had no amounts outstanding under such facilities.

Annual Meeting FAQs

1. **What is included in the proxy materials? What is a proxy statement and what is a proxy? What is the Notice of Internet Availability?**

    The proxy materials for our 2024 Annual Meeting of Shareholders include this Proxy Statement (including the Meeting Notice) and the Form 10-K. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

    A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy involves your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated two of our officers as proxies for the 2024 Annual Meeting of Shareholders. These two officers are John A. Zecca and Erika Moore. This Proxy Statement and the voting items contained herein have been approved by the Board and are being provided to shareholders by its authority.

    Shareholders who have not requested "full set delivery" of the proxy materials will receive a Notice of Internet Availability of Proxy Materials. The Notice of Internet Availability contains instructions for accessing and reviewing our proxy materials and submitting a proxy over the internet. Our proxy materials were made available at proxyvote.com on the date that we first mailed or delivered the Notice of Internet Availability. The Notice also will tell you how to request our proxy materials in printed form or by e-mail, at no charge. The Notice contains a 16-digit control number that you will need in order to submit a proxy to vote your shares. We encourage shareholders to access our proxy materials electronically to reduce our impact on the environment.

2. **What different methods can I use to vote?**

    You can vote by any of the following methods.

    By Internet. The Notice of Internet Availability of Proxy Materials contains the website address (proxyvote.com) for internet proxy submission. Internet proxy submission is available 24 hours a day until 11:59 p.m. (Eastern Time) on June 10, 2024. You must enter your 16-digit control number, which is printed in the lower right-hand corner of the Notice of Internet Availability, and you will be given the opportunity to confirm that your instructions have been properly recorded.

    By Phone. In the U.S. and Canada, you can vote your shares by calling +1 800 690 6903. Telephone proxy submission is available 24 hours a day until 11:59 p.m. (Eastern Time) on June 10, 2024. When you submit a proxy by telephone, you will be required to enter your 16-digit control number. You will then receive easy-to-follow voice prompts allowing you to instruct the proxy holders how to vote your shares and to confirm that your instructions have been properly recorded. If you are located outside the U.S. or Canada, you should instruct the proxy holders how to vote your shares by internet or by mail.

    By Mail. If you choose to submit a proxy by mail after requesting and receiving printed proxy materials, simply complete, sign, and date your proxy card and return it in the postage-paid envelope provided.

3. **Why is the Annual Meeting a virtual meeting? How do I attend? How are shareholder rights protected?**

    Our Annual Meeting of Shareholders is conducted virtually through a live webcast and online shareholder tools. This promotes shareholder attendance and participation, enabling shareholders to participate fully, and equally, from any location around the world, at no cost. Given our global footprint, we believe this is the right choice. The virtual format results in cost savings to the Company and its shareholders, reduces our environmental impact and is designed to enhance shareholder access, participation, and communication. The Board annually evaluates the method of holding the Annual Meeting, taking into consideration the above factors as well as business and market conditions and the proposed agenda items, and may consider an in-person meeting if necessary or advisable.

As further described in the FAQs below, we have designed our virtual meeting to enhance shareholder participation and protect shareholder rights. For example, we encourage the submission of shareholder questions both prior to, and during, the Annual Meeting, and publish all unanswered questions (that comply with our Meeting Rules) on our website following the completion of the Annual Meeting; facilitate transparency by posting a webcast replay of the Annual Meeting for one year; and provide a dedicated call-in line for shareholder proponents to present any shareholder proposals. We also provide technical support for all shareholders attending the Annual Meeting.

Shareholders as of the record date may attend the Annual Meeting by logging in at virtualshareholdermeeting.com/NDAQ2024. To log in, shareholders (or their authorized representatives) will need the 16-digit control number provided on their proxy card, voting instruction form, or Notice of Internet Availability of Proxy Materials. If you are not a shareholder or do not have a 16-digit control number, you may still access the meeting as a guest, but you will not be able to participate.

We encourage you to access the Annual Meeting before it begins. Online check-in will start shortly before the meeting on June 11, 2024. We will have technicians ready to assist you with any technical difficulties that you may have accessing our virtual Annual Meeting. If you encounter any problems accessing the virtual Annual Meeting during check-in or during the Annual Meeting, please call the technical support number that will be posted on our Annual Meeting platform log-in page, at virtualshareholdermeeting.com/NDAQ2024.

You do not need to access the Annual Meeting webcast to vote if you submitted your vote via proxy in advance of the meeting. A webcast replay of the Annual Meeting, including the questions answered during the meeting, will be available on ir.nasdaq.com until the 2025 Annual Meeting of Shareholders.

4. Can I ask questions at the Annual Meeting?

The Annual Meeting will include a question and answer session that will include questions submitted in advance of, and questions submitted during, the Annual Meeting. You may submit a question in advance of the Annual Meeting at proxyvote.com. You may submit a question during the meeting through virtualshareholdermeeting.com/NDAQ2024. In both cases, you must provide your 16-digit control number.

As part of the Annual Meeting, we will hold a Q&A session, during which we intend to answer all questions submitted before or during the Annual Meeting in accordance with the Meeting Rules (which will be made available on the Annual Meeting website) and that are pertinent to the Company and the Annual Meeting matters, as time permits. We will limit each shareholder to one question in order to allow us to answer questions from as many shareholders as possible. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once. Answers to questions that are not addressed during the Annual Meeting will be published following the meeting at ir.nasdaq.com, provided that such questions comply with the Meeting Rules.

Questions regarding personal matters (such as specific individual employment or other Nasdaq personnel matters), or regarding general economic, political, or other views that are not directly related to the business of Nasdaq, are not pertinent to Annual Meeting matters and therefore will not be answered.

We want to be sure that our shareholders are afforded the same rights and opportunities to participate as at an in-person meeting, so our Board and Committee Chairs, Lead Independent Director, members of the Management Committee, and representatives of Ernst & Young LLP will join the virtual Annual Meeting and be available for questions.

5. **What is the difference between holding shares as a shareholder of record and as a beneficial owner?**

    If your shares are registered directly in your name with our registrar and transfer agent, Computershare, you are considered a "shareholder of record" with respect to those shares. If your shares are held in a bank or brokerage account, you are considered the "beneficial owner" of those shares.

6. **What if I am a beneficial owner and do not give voting instructions to my broker? What is a broker non-vote?**

    As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker, or other nominee by the deadline provided in the materials you receive from your bank, broker, or other nominee. If you do not provide voting instructions to your bank, broker, or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

    Discretionary Items. The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm is a discretionary item. Banks, brokers, and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal at their discretion.

    Non-Discretionary Items. All the other proposals in this Proxy Statement are non-discretionary items. Banks, brokers, and other nominees that do not receive voting instructions from beneficial owners may not vote on these proposals, resulting in a "broker non-vote."

    If you hold your shares through a bank, broker, or other nominee, it is important that you cast your vote if you want it to count on all of the matters to be considered at the Annual Meeting.

7. **What proposals are to be voted on at the 2024 Annual Meeting of Shareholders, and what are the voting standards?**

Proposal	Nasdaq Board's Recommendation	Voting Standard	Effect of Abstentions and Broker Non-Votes
1. Election of 12 directors (Non-Discretionary Item)	FOR EACH NOMINEE	Majority of votes cast	Not counted as votes cast and therefore have no effect
2. Advisory vote to approve the Company's executive compensation (Non-Discretionary Item)	FOR	Majority of the votes present in person or represented by proxy and entitled to vote on the matter	Abstentions have the effect of a vote against the proposal; broker non-votes have no effect
3. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024 (Discretionary Item)	FOR	Majority of the votes present in person or represented by proxy and entitled to vote on the matter	Abstentions have the effect of a vote against the proposal; there will not be broker non-votes
4. Shareholder proposal – Special Shareholder Meeting Improvement (Non-Discretionary Item)	AGAINST	Majority of the votes present in person or represented by proxy and entitled to vote on the matter	Abstentions have the effect of a vote against the proposal; broker non-votes have no effect

The proxy provides that each shareholder may vote his or her Nasdaq shares "For," "Against," or "Abstain" on individual nominees and each of the other proposals. Whichever method you select to transmit your instructions, the proxy holders will vote your shares as provided by those instructions.

If you provide a proxy without specific voting instructions, the proxy holders will vote your Nasdaq shares in accordance with the Board recommendations noted above.

The vote to approve executive compensation is advisory only and, therefore, the result of this vote will not be binding on our Board or Management Compensation Committee. Our Board and Management Compensation Committee will, however, consider the outcome of this vote when evaluating our executive compensation program in the future.

The shareholder proposal (Proposal 4) is precatory, meaning that it requests that the Board take a specific action, and therefore, the results of the vote on that proposal will not be binding on the Board. The Board will consider the outcome of the shareholder vote in considering next steps on this matter for the upcoming year. If the shareholder proposal is not properly presented by the proponent at the Annual Meeting, it will not be voted upon.

8. What can I do if I change my mind after I vote my shares?

You can change your vote by revoking your proxy at any time before it is exercised in one of two ways: submit a later dated proxy (including a proxy submitted through the internet at proxyvote.com, by telephone or by proxy card); or notify Nasdaq's Corporate Secretary by email at corporatesecretary@nasdaq.com that you are revoking your proxy.

If you are a beneficial owner of Nasdaq shares held by a bank, broker, or other nominee, you will need to contact the bank, broker, or other nominee to revoke your proxy.

9. How many votes do I have?

Each share of common stock has one vote, subject to the voting limitation in our Amended and Restated Certificate of Incorporation that generally prohibits a shareholder from voting in excess of 5% of the total voting power of Nasdaq.

10. Are votes confidential?

Proxies, ballots, and voting instruction forms are handled on a confidential basis to protect your voting privacy. This information will be disclosed only to those recording the vote, except if there is a proxy contest, if the shareholder authorizes disclosure, to defend legal claims, or as otherwise required by law. Comments written on your proxy, ballot, or voting instruction form are not confidential.

11. What constitutes a quorum for the Annual Meeting?

The presence of the holders of a majority (greater than 50%) of the votes entitled to be cast at the meeting constitutes a quorum. Presence may be in person or by proxy. Abstentions and broker non-votes are counted as present and entitled to vote at the meeting for purposes of determining a quorum. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of a quorum at the meeting.

12. Who counts and tabulates the votes?

Broadridge Financial Solutions, Inc. counts and tabulates the votes and acts as the inspector of elections.

13. When will the Company announce the voting results?

Preliminary results will be announced at the meeting and, thereafter, final results will be reported in a current report on Form 8-K, which is expected to be filed with the SEC within four business days after the meeting and will be posted on ir.nasdaq.com.

14. How are proxies solicited, and what is the cost?

Soliciting a proxy is the outreach to obtain the authorization of shareholders to vote on their behalf at a shareholder meeting. We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers, or employees (who will not receive any additional compensation for these solicitations), in person or by mail, telephone, videoconference, email, or other electronic transmission. Upon request, Nasdaq will reimburse banks, brokers, and other nominees for their reasonable expenses in sending proxy materials to their customers and obtaining their proxies. Nasdaq has engaged Innisfree M&A Incorporated to assist in soliciting proxies at a fee of $30,000, plus costs and expenses.

15. What is "householding," and how does it affect me?

Nasdaq has adopted a practice approved by the SEC known as "householding" to reduce printing and postage fees for the meeting notice. "Householding" means that shareholders who share the same last name and address will receive only one copy of the proxy materials unless we receive instructions to the contrary from any shareholder at that address. We will promptly deliver a separate copy of the proxy materials to you if you contact us with your request via phone (+1 212 401 8737) or email (investor.relations@nasdaq.com). If you wish to receive separate copies of the proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee, or you may contact us at the above telephone number or email address.

16. Will you make a list of shareholders entitled to vote at the 2024 Annual Meeting of Shareholders available?

A list of record holders entitled to vote at the Annual Meeting will be available from May 28, 2024 through the Annual Meeting, between the hours of 9:00 a.m. and 5:00 p.m. (Eastern Time), at our principal executive offices (151 W. 42nd Street, New York, New York 10036). To make arrangements to view the list, please contact our Corporate Secretary by email at corporatesecretary@nasdaq.com. To access the list during the Annual Meeting, please visit virtualshareholdermeeting.com/NDAQ2024. and enter your 16-digit control number.

17. How can I view or request copies of the Company's SEC filings?

The Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports are available free of charge on the "Financials—SEC Filings" page of our Investor Relations website, which can be found at ir.nasdaq.com/financials/sec-filings. We will furnish, without charge, a copy of the Form 10-K, including the financial statements, to any shareholder upon request to the Nasdaq Investor Relations Department, Attention: Ato Garrett, 151 W. 42nd Street, New York, New York 10036, in writing, or by email at investor.relations@nasdaq.com.

18. How do I submit a proposal or director nomination for inclusion in the 2025 Proxy Statement?

Nasdaq shareholders who wish to submit proposals pursuant to Rule 14a-8 of the Exchange Act for inclusion in the Proxy Statement for Nasdaq's 2025 Annual Meeting must submit them on or before December 27, 2024 to the Corporate Secretary and must otherwise comply with the requirements of Rule 14a-8.

Our By-Laws include a proxy access provision that permits a shareholder, or a group of shareholders, owning at least 3% of our outstanding shares of common stock continuously for at least three years, to nominate and include in the proxy materials for an Annual Meeting, director nominees constituting up to the greater of two individuals and 25% of the total number of directors then in office, provided that the shareholder(s) and nominee(s) satisfy the requirements specified in the By-Laws. Notice of director nominations submitted under these requirements must be received no earlier than November 27, 2024 and no later than December 27, 2024.

Nasdaq shareholders may also recommend individuals for consideration by the Nominating & ESG Committee for nomination to the Nasdaq Board. Holders should submit such recommendations in writing, together with any supporting documentation the holder deems appropriate, to Nasdaq's Corporate Secretary prior to January 31, 2025.

19. How do I submit other proposals or director nominations for presentation at the 2025 Annual Meeting?

Our By-Laws also establish an advance notice procedure for other proposals or director nominations that are not submitted for inclusion in the Proxy Statement, but that a shareholder instead wishes to present directly at an Annual Meeting. Under these procedures, a shareholder must deliver a notice containing certain information, as set forth in the By-Laws, to Nasdaq's Corporate Secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the prior year's meeting. Assuming the 2025 Annual Meeting is held according to this year's schedule, the notice must be delivered on or prior to the close of business on March 13, 2025, but no earlier than the close of business on February 11, 2025. However, if Nasdaq holds its Annual Meeting on a date that is more than 30 days before or 70 days after such anniversary date, the notice must be delivered no earlier than the close of business on the 120th day prior to the date of the Annual Meeting nor later than the close of business on the later of (i) the 90th day prior to the date of the Annual Meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by Nasdaq.

In addition to satisfying the foregoing requirements of our By-Laws, to comply with the SEC's universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than Nasdaq's director nominees in compliance with Exchange Act Rule 14a-19 must provide a notice that sets forth the information required by Rule 14a-19 no later than April 12, 2025.

Annex A

Non-GAAP Financial Measures

We recommend investors review the U.S. GAAP financial measures included in this Proxy Statement, as well as the Form 10-K, including our consolidated financial statements and the notes thereto.

In addition to disclosing results determined in accordance with U.S. GAAP, we also provide non-GAAP net income attributable to Nasdaq and non-GAAP diluted EPS in the Form 10-K and this Proxy Statement. Management uses this non-GAAP information internally, along with U.S. GAAP information, in evaluating our performance and in making financial and operational decisions. We believe our presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. In addition, we believe the presentation of these measures is useful to investors for period-to-period comparisons of our ongoing operating performance.

These measures are not in accordance with, or an alternative to, U.S. GAAP, and may be different from non-GAAP measures used by other companies. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures. Investors should not rely on any single financial measure when evaluating our business. This non-GAAP information should be considered as supplemental in nature and is not meant as a substitute for our operating results in accordance with U.S. GAAP. We recommend investors review the U.S. GAAP financial measures included in this Proxy Statement, as well as the Form 10-K, including our consolidated financial statements and the notes thereto. When viewed in conjunction with our U.S. GAAP results and the accompanying reconciliation, we believe these non-GAAP measures provide greater transparency and a more complete understanding of factors affecting our business than U.S. GAAP measures alone.

We understand that analysts and investors regularly rely on non-GAAP financial measures, such as non-GAAP net income attributable to Nasdaq and non-GAAP diluted EPS, to assess operating performance. We use non-GAAP net income attributable to Nasdaq and non-GAAP diluted EPS because they highlight trends more clearly in our business that may not otherwise be apparent when relying solely on U.S. GAAP financial measures, since these measures eliminate from our results specific financial items that have less bearing on our ongoing operating performance. We believe that excluding the following items from non-GAAP net income attributable to Nasdaq provides a more meaningful analysis of Nasdaq's ongoing operating performance and comparisons in Nasdaq's performance between periods.

Amortization expense of acquired intangible assets: We amortize intangible assets acquired in connection with various acquisitions. Intangible asset amortization expense can vary from period to period due to episodic acquisitions completed, rather than from our ongoing business operations. As such, if intangible asset amortization is included in performance measures, it is more difficult to assess the day-to-day operating performance of the businesses and the relative operating performance of the businesses between periods.

Merger and strategic initiatives expense: We have pursued various strategic initiatives and completed acquisitions and divestitures in recent years that have resulted in expenses which would not have otherwise been incurred. The frequency and the amount of such expenses vary significantly based on the size, timing, and complexity of the transaction. These expenses generally include integration costs, as well as legal, due diligence, and other third-party transaction costs.

Restructuring charges: In the fourth quarter of 2023, following the closing of the Adenza acquisition, our management approved, committed to, and initiated a restructuring program, "Adenza Restructuring" to optimize our efficiencies as a combined organization. In 2022, following our September announcement to realign our segments and leadership, we initiated a divisional alignment program with a focus on realizing the full potential of this structure. In 2019, we initiated the transition of certain technology platforms to advance our strategic opportunities as a technology and analytics provider and continue the realignment of certain business areas. See Note 20, "Restructuring Charges," to the consolidated financial statements in the Form 10-K for further discussion of our 2023 Adenza restructuring program, our 2022 divisional alignment program, as well as our 2019 restructuring plan, which was completed in June 2021.

Net income (loss) from unconsolidated investees: See "Equity Method Investments," of Note 6, "Investments," to the consolidated financial statements in the Form 10-K for further discussion. Our income from our investment in The Options Clearing Corporation, or OCC, may vary significantly compared to prior periods due to the changes in OCC's capital management policy. Net income (loss) from unconsolidated investees also included our share of earnings and losses of our equity method investment in The NASDAQ Private Market, LLC.

Other significant items: We have excluded certain other charges or gains, including certain tax items, that are the result of other non-comparable events to measure operating performance.

For 2023, other significant items primarily included:

- impairment charges related to our operating lease assets and leasehold improvements associated with vacating certain leased office space, which are recorded in occupancy and depreciation and amortization expense in our Consolidated Statements of Income in the Form 10-K;

- accruals related to certain legal matters which were partially offset by insurance recoveries related to certain legal matters. The charges and related insurance recoveries are recorded in professional and contract services and general, administrative and other expense in the Consolidated Statements of Income in the Form 10-K;

- a partial settlement charge associated with the termination of our U.S. pension plan, which is recorded in compensation and benefits expense in the Consolidated Statements of Income in the Form 10-K; and

- certain financing costs related to the Adenza acquisition, which are included in other income (loss) in our Consolidated Statements of Income in the Form 10-K.

For 2022, other significant items primarily included:

- accruals related to a legal matter and a regulatory matter offset by the release of $5 million in relation to the reduction of the administrative fine issued by the Swedish Financial Supervisory Authority, or SFSA, which are included in regulatory expense in the consolidated financial statements in the Form 10-K; and

- a loss on extinguishment of debt, which is included in general, administrative and other expense in our Consolidated Statements of Income and net gains and losses from strategic investments entered into through our corporate venture program, which are included in other income (loss) in our Consolidated Statements of Income in the Form 10-K.

For 2021, other significant items primarily included:

- a charge related to an administrative fine imposed by the SFSA associated with the default that occurred in 2018;

- a loss on extinguishment of debt;

- a net gain on a divestiture of a business, which represents our pre-tax net gain of $84 million on the sale of our U.S. Fixed Income business; and

- gains from strategic investments entered into through our corporate venture program, which are included in other income (loss) in our Consolidated Statements of Income in the Form 10-K.

For 2020, other significant items primarily included:

- a provision for notes receivable associated with the funding of technology development for the Consolidated Audit Trail;

- a loss on extinguishment of debt;

- charges associated with duplicative rent and impairment of leasehold assets related to our global headquarters move;

- charitable donations made to the Nasdaq Foundation, COVID-19 response and relief efforts, and social justice charities; and

- the reversal of a $6 million regulatory fine issued by the SFSA, which is recorded in regulatory expense in the Consolidated Statements of Income in the Form 10-K.

The above charges, with the exception of those noted differently above, are recorded in general, administrative, and other expense in our Consolidated Statements of Income in the Form 10-K.

Significant tax items: The non-GAAP adjustment to the income tax provision included the tax impact of each non-GAAP adjustment and for 2021, return-to-provision adjustment and a prior period tax benefit.

The following table presents reconciliations between U.S. GAAP operating income and non-GAAP operating income.

	Year Ended December 31,			
	2023	**2022**	**2021**	**2020**
	(in millions)			
U.S. GAAP operating income	**$1,578**	**$1,564**	**$1,441**	**$1,234**
Non-GAAP adjustments:				
Amortization expense of acquired intangible assets	206	153	170	103
Merger and strategic initiatives expense	148	82	87	33
Restructuring charges	80	15	31	48
Lease asset impairments	25	—	—	—
Extinguishment of debt	—	16	33	36
Legal and regulatory matters	12	26	44	(12)
Charitable contributions	—	—	—	17
Pension settlement charge	9	—	—	—
Provision for notes receivable	—	—	—	6
Other	7	5	(2)	24
Total non-GAAP adjustments	**487**	**297**	**363**	**255**
Non-GAAP operating income	**$2,065**	**$1,861**	**$1,804**	**$1,489**

The following table presents reconciliations between U.S. GAAP operating margin and non-GAAP operating margin.

(U.S. $ millions)	2023 Actuals	– Nov/ Dec Adenza	2023 Nasdaq excluding Adenza
Net revenue	$ 3,895	$149	$3,746
Non-GAAP operating expenses	(1,830)	(35)	(1,795)
Non-GAAP operating income	$2,065	114	$1,951
Non-GAAP operating margin (%)	**53%**		**52%**

The following table presents reconciliations for organic growth.

(U.S. $ millions)	2023	2022	Total Variance		Organic Impact		Other Impact[1]	
Net revenue	$3,895	$3,582	$313	9%	$178	5%	$135	4%
Non-GAAP operating income	2,065	1,861	204	11%	89	5%	115	6%
ARR	2,585	2,001	584	29%	117	6%	467	23%

1. Other impact includes acquisition of Adenza and changes in foreign currency rates.

The following table presents reconciliations between U.S. GAAP net income attributable to Nasdaq and diluted EPS and non-GAAP net income attributable to Nasdaq and diluted EPS.

	Year Ended December 31,		
	2023	2022	2021
	(in millions, except per share amounts)		
U.S. GAAP net income attributable to Nasdaq	**$1,059**	**$1,125**	**$1,187**
Non-GAAP adjustments:			
Amortization expense of acquired intangible assets	206	153	170
Merger and strategic initiatives expense	148	82	87
Restructuring charges	80	15	31
Lease asset impairments	25	—	—
Extinguishment of debt	—	16	33
Net loss (income) from unconsolidated investees	7	(29)	(52)
Legal and regulatory matters	12	26	44
Net gain on divestiture of business	—	—	(84)
Pension settlement charge	9	—	—
Other	21	2	(82)
Total non-GAAP adjustments	**508**	**265**	**147**
Total non-GAAP tax adjustments	(134)	(66)	(61)
Total non-GAAP adjustments, net of tax	**374**	**199**	**86**
Non-GAAP net income attributable to Nasdaq	**$1,433**	**$1,324**	**$1,273**
U.S. GAAP effective tax rate	**24.6%**	**23.9%**	**22.6%**
Total adjustments from non-GAAP tax rate	0.4%	0.1%	1.7%
Non-GAAP effective tax rate	**25.0%**	**24.0%**	**24.3%**
Weighted-average common shares outstanding for diluted EPS	508.4	497.9	505.1
U.S. GAAP diluted EPS	**$2.08**	**$2.26**	**$2.35**
Total adjustments from non-GAAP net income	0.74	0.40	0.17
Non-GAAP diluted EPS	**$2.82**	**$2.66**	**$2.52**

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this Proxy Statement contains forward-looking statements that involve a number of risks and uncertainties. Words such as "may," "will," "could," "should," "anticipates," "envisions," "estimates," "expects," "projects," "intends," "plans," "believes," and words or terms of similar substance used in connection with any discussion of future expectations as to industry or regulatory developments, business initiatives or strategies, future operating results or financial performance, and other future developments are intended to identify forward-looking statements. Nasdaq cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include, among others, statements relating to:

- our strategic direction, including changes to our corporate structure;
- the integration of acquired businesses, including accounting decisions relating thereto;
- the scope, nature, or impact of acquisitions, divestitures, investments, joint ventures, or other transactional activities;
- the effective dates for, and expected benefits of, ongoing initiatives, including transactional activities and other strategic, restructuring, technology, de-leveraging, and capital return initiatives;
- our products and services;
- our corporate governance;
- our shareholder engagement;
- our corporate culture and human capital management policies, practices, and initiatives;
- our executive compensation program; and
- our sustainability programs, policies, goals, and initiatives.

Forward-looking statements involve a number of risks, uncertainties, or other factors beyond Nasdaq's control. These factors include, but are not limited to: Nasdaq's ability to implement its strategic initiatives; economic, political, and market conditions and fluctuations; geopolitical instability; government and industry regulation; interest rate risk; U.S. and global competition; and other factors detailed in Nasdaq's filings with the SEC, including its annual reports on Form 10-K and quarterly reports on Form 10-Q, which are available on Nasdaq's investor relations website at ir.nasdaq.com and the SEC's website at sec.gov. Nasdaq undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

References To Websites

Information contained on our website, or any website that is linked to or otherwise referenced herein, is not incorporated into, or a part of, this Proxy Statement.

